UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SUMMARY	Pages

Individual and Consolidated Financial Statements – December 31, 2018

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended December 31, 2018, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the fiscal year ended December 31, 2018, will be disclosed within the legal deadline, on the website www.santander.com.br/ri.

1) Macroeconomic Environment

The Brazilian financial assets registered a smaller volatility in the last three months of 2018 as compared with their performance in the quarter before. However, exchange and interest rates as well as equity market prices oscillated within a still relatively wide range. The Bank considers that these oscillations had to do with the continuation of turbulences on the international front and the maintenance of an elevated level of uncertainty regarding economic policy guidelines that the newly elected Brazilian government is going to carry out. Nonetheless, Banco Santander reminds that Brazilian financial assets ended December 2018 at far better levels than those observed in September 2018.

As far as the international environment is concerned, Santander believes that some factors played a substantial role and thwarted a retreat in the risk aversion regarding emerging economies – except for Brazil, which registered an improvement on the back of the end of electoral process. The Bank notes that, notwithstanding the fact that the US and China have reached a verbal agreement about their trade relationship, the materialization of a formal document continues to be uncertain. Consequently, the fear that such an imbroglio may foster a slowdown in the world economic growth continued to be alive. On top of that, despite US economic data have continued to register favorable economic readings of late, first signs that the rhythm of expansion would have peaked have appeared and raised concerns that a significant slowdown may be on its way – especially due to lagged effects of prior interest rate hikes. Incidentally, Banco Santander highlights that market players have already started assigning higher chances of a slower interest rate hike process in the US throughout 2019. On the one hand, if such a backdrop would mean a slower narrowing of the interest rate differential to other economies – which, would mean less pressure over their currencies – on the other hand, it would reinforce the perception that a stronger slowdown in the US economy may be closer than previously thought. The impact of such a circumstance for the world is much more critical than the first one, in Santander’s opinion. Additionally, the Bank saw this factor as the seemingly reason for part of the weakening that the USD registered against other currencies.

For Banco Santander, both factors have kept global financial conditions far from their best moments and they have continued to weigh on the performance of emerging economies. The Bank believes that such a setback has hit less intensely the Brazilian financial assets because the country’s balance of payments continues to bear a sound position (high level of international reserves and sizeable net inflows of foreign direct investments, in tandem with a low level of external indebtedness). Santander Bank considers that such a mix explains part of the strengthening that the BRL has shown of late. The Bank emphasizes that attributes a positive bias regarding the perception of risk towards the Brazilian economy, as it consider that there is a mounting chance of fiscal improvements to materialize. However, the Bank reckons that the international environment should remain as a source of concern on the back of new key events that may potentially add nervousness to market participants – e.g., Brexit’s denouement and presidential elections in Argentina. Due to that, the Santander Bank believes the jittery international front should prevail slightly over the domestic milieu, thus leading to a mild increase in the risk aversion. As a result, the Bank foresees the FX rate to end 2019 at R$4.00 per US$.

Regarding the Brazilian economy, Banco Santander perception that the deterioration in the balance of risks on the international front and uncertainties referring to the domestic environment would hit both consumers and entrepreneurs’ confidence proved right, as activity indicators ran at a slow beat in the last three months of 2018. As a result, the Bank revised downwards its forecast for the GDP growth in 2018 once again (to 1.3% from 1.5% previously).

Notwithstanding this mild expansion observed in the last quarter of 2018, the Bank’s expectation for the Brazilian GDP growth in 2019 points towards an outcome in the 3.0% vicinity – a marginal review as compared with the previous 3.2% growth projection – on the back of solid macroeconomic fundamentals and spikes shown by consumer and entrepreneurs’ confidence indicators in the last months. Banco Santander reinforces that inflation remains under control (it ended 2018 below the targeted level and it is likely to do it so in 2019), balance of payments is favorable and there are incipient signs of a credit recovery. On the back of these factors, Santander Bank believes that the base interest rate should continue to run at low levels – for the Brazilian standards – for more than a while, especially as inflation expectations remains anchored and the level of idle capacity still runs high. Indeed, the Bank expects the base interest rate to become higher than now only by 2020, which means the Selic target rate should remain unchanged at 6.50% pa throughout 2019.

Banco Santander forecasts for growth, inflation and low interest rates are based on the continuity of the reform agenda in the Brazilian economy, especially in the fiscal field. Banco Santander reiterates the assessment that the willingness and commitment of the newly elected government to seek stabilization of the public debt as well as to maintain a sustainable economic policy will be fundamental for the country to achieve long-term economic and social development.

2) Performance

                                Consolidated Financial Statements – December 31, 2018       2

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	12M18	12M17	annual changes%	4Q18	3Q18	quarter changes %
Financial Income	77,381.0	76,310.8	1.4	19,265.6	18,510.4	4.1
Financial Expenses	(52,346.4)	(49,363.7)	6.0	(9,955.1)	(12,151.4)	-18.1
Gross Profit From Financial Operations (1)	25,034.6	26,947.1	-7.1	9,310.5	6,359.1	46.4
Other Operating (Expenses) Income (2)	(10,329.5)	(13,559.1)	-23.8	(3,319.7)	(2,546.9)	30.3
Operating Income	14,705.1	13,388.0	9.8	5,990.9	3,812.1	57.2
Non-Operating Income	193.1	(259.6)	-174.4	159.6	6.2	2,480.8
Income Before Taxes on Income and Profit Sharing	14,898.1	13,128.4	13.5	6,150.5	3,818.3	61.1
Income Tax and Social Contribution (1)	(735.2)	(3,278.3)	-77.6	(2,431.1)	(240.1)	912.5
Profit Sharing	(1,612.0)	(1,460.0)	10.4	(259.7)	(452.2)	-42.6
Non-Controlling Interest	(384.8)	(393.5)	-2.2	(124.1)	(87.3)	42.1
Consolidated Net Income	12,166.1	7,996.6	52.1	3,335.5	3,038.7	9.8
Excludes goodwill amortizations expenses (3)	278.7	1,534.7	-81.8	69.8	69.8	0.0
Net Income Excluding Goodwill Amortization	12,444.9	9,531.3	30.6	3,405.3	3,108.5	9.5

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	12M18	12M17	annual changes%	4Q18	3Q18	quarter changes %
Gross Profit From Financial Operations	25,034.6	26,947.1	-7.1	9,310.5	6,359.1	46.4
Income Tax and Social Contribution (hedge)	5,611.8	729.5	669.2	(1,393.2)	1,584.6	-187.9
Adjusted Gross Profit From Financial Operations	30,646.5	27,676.6	10.7	7,917.4	7,943.6	-0.3

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	12M18	12M17	annual changes%	4Q18	3Q18	quarter changes %
Income Tax and Social Contribution	(735.2)	(3,278.3)	-77.6	(2,431.1)	(240.1)	912.5
Income Tax and Social Contribution (hedge)	(5,611.8)	(729.5)	669.2	1,393.2	(1,584.6)	-187.9
Adjusted Income Tax and Social Contribution	(6,347.0)	(4,007.8)	58.4	(1,038.0)	(1,824.7)	-43.1

2.1.1) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN AND LUXEMBOURG BRANCHS AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	12M18	12M17	annual changes%	4Q18	3Q18	quarter changes %
Exchange Variation - Profit From Financial Operations	6,673.5	892.9	647.4	(1,702.7)	1,810.1	-194.1
Derivative Financial Instruments - Profit From Financial Operations	(12,540.9)	(1,702.6)	636.6	3,246.7	(3,324.7)	-197.7
Income Tax and Social Contribution	5,611.8	729.5	669.2	(1,393.2)	1,584.6	-187.9
PIS/Cofins - Tax Expenses	255.5	80.2	218.7	(151.0)	(69.9)	116.1

2.1.2) Other Operating (Expenses) Income

Fees - The highlights are: (a) credit / debit card commission and Acquiring Services, with growth of 16.8% in relation to the same period of the previous year, mainly due to the increase in both card and acquirer services; (b) Current Account Services, an increase of 15.5% in relation to the same period of the previous year, influenced by the increase in the number of active account holders, which grew 43 consecutive months ; and (c) Insurance Commissions, with an increase of 11.2% in relation to the same period of the previous year, following the credit dynamics.

                               Consolidated Financial Statements – December 31, 2018       3

Fees (R$ Millions)	12M18	12M17	annual changes%	4Q18	3Q18	quarter changes %
Cards (Debit and Credit) and Acquiring Services	5,771.5	4,939.9	16.8	1,616.9	1,432.0	12.9
Checking Account Services	3,360.2	2,908.3	15.5	885.3	850.9	4.0
Insurance Fees	2,797.5	2,515.9	11.2	808.3	651.4	24.1

General Expenses - Total expenses, which include expenses with personnel, other administrative expenses and expenses with profit sharing, excluding the effects of goodwill amortization, increased by 4.7%, and personnel expenses and profit sharing, increased by 2.4% and other administrative expenses increased by 6.6%, all compared to same period of 2017. Changes in administrative expenses are mainly due to the increase in expenses with data processing, associated with greater transactionality and growth in the customer base and expenses with specialized technical services and third parties, mainly through the contracting of technology services.

General Expenses (R$ Millions)	12M18	12M17	annual changes%	4Q18	3Q18	quarter changes %
Personnel Expenses	(9,312.8)	(9,091.5)	2.4	(2,387.1)	(2,330.8)	2.4
Other Administrative Expenses, excluding the effects of goodwill amortization	(10,866.7)	(10,189.9)	6.6	(3,099.8)	(2,689.7)	15.2
General Expenses, excluding the effects of goodwill amortization	(20,179.4)	(19,281.4)	4.7	(5,486.9)	(5,020.5)	9.3

2.1.3) Goodwill Amortization Expenses

The variation for the fiscal year of comparison ended on December 31, 2018 and 2017 was mainly due to the amortization of Banco Real's acquisition goodwill, completed in October 2017.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Dec/18	Dec/17	dec/18 vs. dec/17 changes %
Current and Long-Term Assets	794,664.0	672,560.6	18.2
Permanent Assets	11,155.3	11,171.6	-0.1
TOTAL ASSETS	805,819.3	683,732.2	17.9
Current and Long-Term Liabilities	738,178.6	621,824.2	18.7
Deferred Income	337.0	511.4	-34.1
Non-Controlling Interest	2,069.9	1,896.7	9.1
Stockholders' Equity	65,233.7	59,500.0	9.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	805,819.3	683,732.2	17.9

Total assets are mainly represented:

(R$ Millions)	Dec/18	Dec/17	dec/18 vs. dec/17 changes %
Loan Portfolio	305,259.7	272,562.2	12.0
Securities and Derivative Financial Instruments (1)	194,464.7	171,729.7	13.2
Interbank Investments	56,812.2	46,760.7	21.5
Interbank Accounts	92,442.6	82,503.8	12.0

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity, securities classified as held-to-maturity, in the amount of R$11,256.3 million on December 31, 2018 (12/31/2017 - R$9,579.0 million).

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Dec/18	Dec/17	dec/18 vs. dec/17 changes %
Individuals (1)	132,564.9	108,115.3	22.6
Consumer Finance	50,066.4	41,884.4	19.5
Small and Medium-sized Entities	37,545.7	34,287.7	9.5
Large-sized Entity	85,082.7	88,274.9	-3.6
Total Loan portfolio (gross)	305,259.7	272,562.3	12.0
Other Operations with Credit Risk	81,476.1	75,345.2	8.1
Total Extended Portfolio (gross)	386,735.8	347,907.5	11.2
Allowance for Loan Losses	(18,789.1)	(17,462.0)	7.6
Total Loan portfolio (net)	367,946.7	330,445.5	11.3

 (1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$176.520,7 on December 31, 2018 (12/31/2017 - R$144.942,4).

Consolidated Financial Statements – December 31, 2018    4

On December 31, 2018, the main highlights were the following segments: (a) "Individuals", which presented growth in both comparison periods, 22.6% compared to December 31, 2017, influenced mainly by the payroll growth, due to the good adherence of the digital channels by the customers and strong commercial dynamics of the network; (b) "Consumer Finance", also with growth in both periods, being 19.5% compared to December 2017. The performance of this portfolio can be attributed in parts by platform + Business and + Times, which allows Banco Santander to capture opportunities in the segment of consumer goods.

Delinquency

The over-90 delinquency ratio reached 3.1% of the total credit portfolio on December 31, 2018, decreasing 0.1 b.p over December 31, 2017 (3.2%). The ratio remains at a controlled level, as a result of the risk management and assertive models of Banco Santander.

Allowance for loan losses represents 6.2% of the loan portfolio on December 31, 2018, 6.4% on December 31, 2017.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the period ended on December 31, 2018 is R$ R$10,476.4 million and R$ R$9,173.5 million in 2017, increasing 14.2%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	Dec/18	Dec/17	dec/18 vs. dec/17 changes %
Demand Deposits	18,831.6	17,177.0	9.6
Saving Deposits	46,068.3	40,572.4	13.5
Time Deposits	184,098.3	142,480.7	29.2
Debentures/LCI/LCA/LIG (1) (2)	46,366.1	70,470.5	-34.2
Treasury Bills/Structured Operations Certificates	36,889.3	36,918.5	-0.1
Total Funding	332,253.7	307,619.0	8.0

(1)  Debentures repurchase agreement, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Guaranteed Real State Credit Notes (LIG).

(2)  The reduction in total debentures as of December 31, 2018 as compared to December 31, 2017 is due to the optional acquisition of the Debentures issued by Santander Leasing for its treasury (repurchase process) and also the cancellation of debentures carried out by the Company.

The total funding resources increased 8.0%, compared to December, 2017, highlighting the growth of Time Deposits.

2.5) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance was in the form of Notes issued in US dollars, US$2,5 Billion, for payment in Tier I and Tier II of Reference Equity. The offer of these notes was made outside Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil. On the same date, the Board of Directors approved the redemption of the Tier I and Tier II notes issued on January 29, 2014, in the total amount of U$ 2,5 billion.

The specific characteristics of Notes issued to make up Tier I are: (a) Principal: US$1,250 Billion (b) Interest Rate: 7.25% p.a; (c) no maturity (perpetual); (d) Periodicity of payment of interest: semiannually from May 8, 2019.

The specific characteristics of Notes issued to make up Tier II are: (a) Principal: US $ 1,250 Billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity Term: on November 8, 2028; and (d) Periodicity of payment of interest: semiannually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value.

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Company or as a reult of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Tier I and Tier II of Banco Santander's Referential Equity, as of that date, as well as the repurchase of the notes issued on January 29, 2014.

Consolidated Financial Statements – December 31, 2018    5

2.6) Stockholders’ Equity

On December 31, 2018, Banco Santander consolidated stockholders’ equity presented an increase of 9.6% compared to December, 2017.

The variation in the Stockholders' Equity balance between December 31, 2018 and  2017 was, mainly, due to the negative variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$880.3 million and the net income for the period in the amount of R$12,166 million and reduced, mainly, by the established of Interest on Capital in the amount of R$4.080 million and Dividends in the amount of R$2.520 million.

Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

	Dec/18	Dec/17
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the fiscal year	1,773	25,786
Cancellation	-	(32,276)
Shares Acquisitions	15,816	12,768
Payment - Share-based compensation	(4,272)	(4,505)
Treasury shares at end of the fiscal year	13,317	1,773
Subtotal - Treasury Shares in thousands of reais	R$ 460,550	R$ 148,246
Emission Costs in thousands of Reais	R$ 882	R$ 194
Balance of Treasury Shares in thousands of reais	R$ 461,432	R$ 148,440
Cost/market Value	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 28.59	R$ 24.41
Maximum cost	R$ 43.84	R$ 32.29
Market value	R$ 42.70	R$ 31.88

In the fiscal year ended December 31, 2018, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	09M18	12M17
Interest on capital	4,080.0	3,800.0
Intercalary Dividends	2,520.0	2,500.0
Total	6,600.0	6,300.0

2.7) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital for the base year 2017 was 10.5%, composed by 9.25% of Minimum Regulatory Capital plus 1.25% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 7.25% and the Minimum Main Capital to 5.75%.

Consolidated Financial Statements – December 31, 2018    6

For the base year 2018, the requirement for Regulatory Capital increased to 11.0%, including 8.625% of Minimum Regulatory Capital and a further 2.375% of Principal Capital Additional, being 1.875% of the additional conservation portion and 0.5% of the additional systemic portion. The Tier I reaches 8.375% and the Minimum Principal Capital 6.875%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	Dec/18	Dec/17
Basel Index - consolidated	15.06	15.83

2.8) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the fiscal year ended December 31, 2018 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership / Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	45,107.1	2,191.0	907.0	39,163.2	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	27,130.7	2,165.3	482.8	0.0	88.50%
Santander Leasing S.A. Arrendamento Mercantil	7,064.3	5,753.0	325.2	1,836.5	99.99%
Banco Bandepe S.A.	6,335.9	4,193.1	198.6	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,599.1	3,531.0	96.3	1,624.0	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	2,724.0	2,556.7	362.3	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,013.0	595.6	68.2	0.0	100.00%

 (1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules issued by Bacen.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Recoverable Value Assessment

In the first half of 2018, Banco Santander recognized impairment losses in the amount of R$341 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets.

3.3) Non-Current Assets Held for Sale

On June 30, 2018, the Management of Banco Santander revalued its strategy on the investment in the company Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA), a company that owns the Santander Theater, and decided to transfer the item non-current assets held forsale to interests in affiliates and subsidiaries. As of December 31, 2018, the amount of this item was R$0 (12/31/2017 - R$131 million).

3.4) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US $ 1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.5) Adhesion to Tax Debt Installment Programs

In October 2017, the Bank also joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million. Theor sale  result recorded a reversal of provisions, net of tax effects, in the amount of R$96 million.

Consolidated Financial Statements – December 31, 2018    7

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017).

Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534 million, after the benefits of the installment program, of which R$192 million was paid in August 2017 and R$300 million in January 2018.

3.6) Market Maker Services

On December 28, 2017, the Bank announced the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. as the market maker services provider for the Stocks Deposits Certificates (Units) issuance by the Bank, under the code SANB11, traded by B3 – Brasil, Bolsa, Balcão S.A. (B3 S.A.) (current name of BM&Bovespa – Bolsa de Valores, Mercadorias e Futuros), which is replacing Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A.. The new market maker has began its activities on January 2, 2018.

3.7) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Stockholder.

3.8) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of residual equity interest in Getnet Adquirência e Serviços para Meios de Pagamento S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431 million. This acquisition is subject to Bacen’s approval and, upon its conclusion, Banco Santander shall hold 100% of Getnet S.A. equity interest.

b) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

c) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

d) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards. In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander. Banco Santander estimates that the company’s operations will begin at the first quarter of 2019.

e) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19 and, 2018, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61 million and R$4 million, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33 million, through the issuance of 11,783,900 shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. Additionally, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

Consolidated Financial Statements – December 31, 2018    8

f) Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Ferbasa. The basic price of the total sale was R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. This investment was written-off and, as consequently, the assets and liabilities of BW Guirapá I and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1, 2018. On April 2, 2018, the transaction was concluded.

g) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15 million. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

h) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285 million, so that the capital stock increased from R$65 million to R$351 million. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

i) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. Banco Hyundai shall have an equity interest of 50% held by Aymoré CFI and 50% held Hyundai Capital. On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, Banco Hyundai Capital Brasil S.A. incorporation procedure was finalized and its operation as a financial institution is subject to the issuance of an authorization to operate by Bacen. Aymoré CFI holds the operational control of such entity.

On January 4, 2019, Bacen issued an official letter communicating to have verified the compatibility between Banco Hyundai’s organizational structure and the one set out in the business plan filed with regulator. Entity’s authorization to operate is conditioned to fulfillment of final requirements provided in regulation, as per the official letter’s instructions. Expectation is that Banco Hyundai will be able to operate within the first semester of 2019.

j) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. Banco Santander expects to have the company fully operational within the first quarter of 2019.

k) Other Corporate Movements

The following corporate acts were also carried out:

Consolidated Financial Statements – December 31, 2018    9

• In the EGM held on March 23rd, 2018, the company Atual Companhia Securitizadora de Créditos Financeiros had its name changed to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. In the same EGM, was resolved the company’s capital increase in the amount of R$150 million, amounting the full share capital of R$270 million, divided into 265,419,392 nominative common shares and without par value, entirely held by Banco Santander.

• On November 30, 2017, the merger of Merger Santander Serviços by Santander Corretora de Seguros was approved. With the extinction of Santander Serviços, Santander Corretora de Seguros became its successor in all its rights and obligations. On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Brazilian Central Bank issued an official letter with its positive manifestation in favor of the transaction, the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços was formalized. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger of Santander Brasil Advisory by Santander Corretora de Seguros was approved. With the extinction of Santander Brasil Advisory, the Santander Corretora de Seguros became its successor in all its rights and obligations. On August 31, 2017, the merger of Santander Microcrédito by Santander Corretora de Seguros was approved. With the extinction of Santander Microcrédito, Santander Corretora de Seguros became its successor in all its rights and obligations.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Bank is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. The actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, the purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•         Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.

•         Improve the profitability, recurrence and sustainability of the results by growing in businesses with greater revenue diversification, aiming to strike a balance betthe Bank en loan, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

•         Be disciplined with capital and liquidity to preserve the solidity, face regulatory changes and seize growth opportunities.

•         Achieve profitable market share gains through the robust portfolio, optimize the ecosystem and launch new ventures consistently improving the customer experience.

The Bank ended 2018 with another year of solid results, which allothe Bank d the Bank to achieve higher profitability. This remarkable performance can be attributed to the expansion of the customer base, thanks to improved experience and satisfaction, greater operational efficiency and a high level of employee engagement, providing sustainability for the business. The Bank believes that, based on the clearly-defined business model, the Bank has have room to keep capturing market opportunities. The Bank highlights the following accomplishments in the past quarter:

People

The people are the brand. Throughout the year, the Bank reached important milestones that reflect the commitment to engaging the employees and strengthening the internal culture:

Horizontal management: in 2018, the monthly “Breakfast with Rial” had the attendance of approximately 40% of the employee base per event (via the Santander Now app and the intranet).

Santander Academy: enctheages employees to assume a proactive role in technical training and has 67% of total employees who are internal multipliers.

Santander Star: non-financial recognition program that rewards employees who make exceptional achievements in five categories – Result, Innovation, Collaboration, Service and Risk Pro.

3rd consecutive year among the Best Companies to Work For in Brazil, according to the GPTW survey (+14 positions YoY).

Customer loyalty

In 2018, the Bank was pioneers in the Brazilian financial industry in announcing the NPS (Net Promoter Score), which reached 57 points this quarter, up 14 points YoY.

As a result of the actions, the Bank continued to expand the customer base, highlighted by active account holders, who have been growing for the last 43 consecutive months.

Retail

Cards: the Bank closed 4Q18 with strong growth of 20.4% YoY in total turnover. In the quarter, the Bank promoted campaigns to stimulate card usage, such as the “Hit & Win Promotion” and “Ping Pong of Prizes.” In 2018, the Bank  further bolstered the offering: Santander Way remained top rated in app stores (4.8 stars in Apple Store and 4.6 stars in Google Play), while the Bank  also launched Santander Pass with NFC technology for contactless payments, and “Supercrédito” to enable access to personal loans by non-account holders. Additionally, customers can get the cards either digitally or at the branches. All these actions contributed to the increase in the loan portfolio market share, which reached 13.1% (Brazilian Central Bank, as of November/18), +1.1 p.p. YoY.

Payroll Loans: the Bank continues to enjoy market share gains in the loan portfolio, which reached 9.9% (Brazilian Central Bank, as of November/18), + 1.8 p.p. YoY. The Bank highlights origination through digital channels, which saw the number of contracts grow 1.1x QoQ in this quarter.

Real Estate: over the these of the year the Bank intensified the commercial exposure of this product in the media. At the same time, the Bank enhanced the experience through a fully-digital channel that allows the customer to close the deal. Moreover, the industrialization of the internal processes is already showing results, bringing greater efficiency and agility. As consequence, retail origination advanced 2.1x YoY (Brazilian Central Bank, cumulative figures from January to November 2018).

Agro: In line with the process of expanding into Brazil's countryside and the goal of being the best agribusiness bank in the country, the Bank inaugurated 4 Agro stores this quarter, totaling 21 spaces. In parallel, the Bank refined the service with exclusive managers and became more efficient – the lead time, dropped by 46% in 2018. Finally, the Bank improved the position in agribusiness credit notes (“LCA”), with a market share of 7.8% (Brazilian Central Bank, as of November/18), +2.4 p.p. YoY.

Getnet: the specialized business model, which is integrated with the bank, coupled with quality service and innovations have been the greatest assets. During the year, the Bank developed a second-to-none e-commerce platform modeled on the “one-stop shop” concept. The Bank launched the digital POS, which helps customers run their own businesses. Within the scope of SuperGet, the Bank began offering the bank slip payment option at the time of purchase and intensified the commercialization of the product for self-employed workers and entrepreneurs. All these factors contributed to the 32% growth in total revenues in 2018. The market share reached 14.4% (ABECS - Acquirers, as of September 2018), +2.9 p.p. YoY.

SME: The strategy of developing sector-oriented offerings, with personalized service, combined with the “Avançar” Program, places the Bank in a prime position to keep growing the customer base and loyalty in a consistent manner. These drivers have enabled the Bank to grow to more than 1 million customers, while the market share in loan portfolio expanded by 0.4 p.p. in tthe Bank lve months to 11.4% (Brazilian Central Bank, as of September/18).

Strengthening leading businesses

Santander Financiamentos: the Bank remains leaders in this segment, with a market share of 23.7% (Brazilian Central Bank, as of November/18), +0.6 p.p. in tthe Bank lve months. The digital platform “+Negócios,” couple with the good performance of the partnerships and the commercial service, are the main driving forces behind this evolution. In order to consolidate the relationship with customers, the Bank has articulated initiatives, such as the creation of the “+Fidelidade” program, an incentive model for shop owners based on loyalty level, and the improvement of the after-sales jtheney for end-customers. In this quarter, the Bank started integrating the same digital experience from the Financing unit into Retail, with the goal of enhancing efficiency in the loan application process for the account holders.

Webmotors: the Cockpit tool continues to generate positive results, such as a 25% increase in the volume of contacts by sellers, allied to a 15% decrease in the time of these contacts with end-customers. With that, the Bank experienced a 30% growth in the number of dealerships with a high level of engagement with us.

Santander Corporate & Investment Banking (SCIB) - The Bank is still recognized as leaders:

Financial advisory for financing and concession auctions and finance structuring, according to Anbima (Financial Advisory – leadership since 2008, ANBIMA 2017) advisor in Americas and Project Finance (MLA) in LATAM according to Dealogic (Dealogic as of 2018).

In the foreign exchange market according to the Brazilian Central Bank (Cumulative figures from January to November 2018).

Santander Corretora ranked 1st (considering the performance from January to December 2018) in stock picking in 2018 by Valor Econômico.

Innovations

Santander On: a new free feature was made available on the app, with the purpose of being transparent with customers and providing financial education – Santander On, which shows the best way to use credit lines, offers details on financial commitments with the bank, provides information on Taxpayer ID (“CPF”) regularity, makes it easier to update personal income information and simplifies credit limit management.

Black Week Santander: in November the Bank held the 2nd edition of “ Black Week Santander” with the offering of over 45 types of products and services for individuals and companies. The campaign is in line with the repositioning of our brand and brought good results. The Bank saw sales growth across all channels, especially of mortgages and working capital loans, which expanded by an average of more than 200% relative to the same period of the previous month. Within our digital channels, payroll loans had the most remarkable performance.

Work Café: the Bank inaugurated Work Café, which is completely different from traditional branches, as it integrates the concepts of digital branch and modern architecture. The space provides a groundbreaking interaction experience with banking services, offering free Wi-Fi, cafeteria, coworking area and recycling ATM, among others. The goal is to build closer relationships with customers and prospects in the individuals (middle and high income) and SME segments.

New ventures

Ben Benefícios e Serviços: it will operate in the benefits industry, starting with food and meal vouchers, contributing to the optimization of the ecosystem. The proposal is to offer a better experience for end-customers, in addition to making partnerships with companies’ HR departments and commercial establishments. Ben will use the Visa Vale brand, which is widely recognized in this segment and brings the Bank innovation. Furthermore, the Bank see potential synergies with the wholesale, SME and individuals segments, as the Bank all as with Getnet.

Pi: the Bank started the pilot of the digital investment platform that caters to customers looking for more autonomy and practicality in the purchase of investment products. Pi has access to products from several institutions and complements the investment offering, reaching both account and non-account holders.

Sustainability

Among the results related to Sustainability, the Bank highlights the leadership in microcredit through the “Prospera” program, whose loan portfolio grew 51% YoY at the end of December 2018, reaching R$ 642 million. In Higher Education, the Bank reinforced the social responsibility through “Preparadão Universia,” an event that brought together more than 7,000 students. In Brazil, the Bank has awarded over 14,000 scholarships since 2015. In the field of socio-environmental financing, the Bank was the first bank to launch an exclusive financing line for electric bicycles, the mobility CDC, which provides funding for up to 100% of its acquisition cost, with a maximum term of 48 months, for individuals.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

1)   Last updated November 29, 2018.

2)   Last updated August 20, 2018.

6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Central Bank, respect to the period ended December 31, 2018.

On December 28, 2018, to approve the proposal for declaration and payment of dividends, in the gross amount of R$1,920 million, for payment as of February 26, 2019, without any indexation.

On December 28, 2018, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$2,880 million, for payment as of February 26, 2019, without any indexation.

Consolidated Financial Statements – December 31, 2018    10

On December 20, 2018, to approve the (i) appointment of Ms. Patricia Souto Audi to the position of Officer without specific designation, for a complementary term of office; and (ii) transition of Mr. Alberto Monteiro de Queiroz Netto to the position of Executive Vice-President of the Company.

On November 30, 2018, to approve the dismissal of Mr. Roberto de Oliveira Campos Neto from position of Company’s Officer without specific designation.

On November 1, 2018, to approve the new repurchase program of shares depositary receipts (“Units”) or American Depositary Receipts (“ADRs”) issued by Banco Santander (“Repurchase Program”), pursuant to CVM Normative Instruction No. 567, of September 17, 2015.

On October 30, 2018, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank and the Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS), IASB and interpretations of the IFRS Interpretation Committee respect to the period ended September 30, 2018.

On September 28, 2018, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$600 million, for payment as of October 26, 2018, without any indexation.

On August 28, 2018, to approve the appointment of Ms. Monique Silvano Arantes Bernardes as Company's Ombudsman for a one (1) year term of office.

On July 24, 2018, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank and the Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS), IASB and interpretations of the IFRS Interpretation Committee respect to the period ended June 30, 2018.

On July 24, 2018, to approve the appointment of Mr. Fernando Carvalho Botelho de Miranda to the position of Company’s Officer without specific designation, for a complementary term of office.

On July 3, 2018, to approve the appointment of Mr. Ramon Sanchez Santiago to the position of Company’s Officer without specific designation, for a complementary term of office.

On June 26, 2018, to approve the proposal for declaration and payment of dividends, in the gross amount of R$600 million, for payment as of July 27, 2018, without any indexation.

On May 29, 2018, to approve the appointment of Mr. Valdemir Moreira de Lima as Company's Ombudsman for a one (1) year term, with effect as of May 9, 2018.

On June 14, 2018, to approve the appointment of Mr. Alberto Monteiro de Queiroz Netto to the position of Company’s Officer without specific designation, for a complementary term of office.

On May 10, 2018, to approve the appointment of the Company's Audit Committee members for a one (1) year term, namely: Ms. Deborah Stern Vieitas, as Coordinator; Mr. Luiz Carlos Nannini, as a qualified technical member; Ms. Maria Elena Cardoso Figueira and Mr. Júlio Sergio de Souza Cardozo, as members.

On April 24, 2018, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank and the Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS), IASB and interpretations of the IFRS Interpretation Committee, respect to the period ended March 31, 2018.

On April 18, 2018, to approve the dismissal of Mr. Cassius Schymura from the position of Company’s Officer without specific designation.

On April 10, 2018, to approve the (i) appointment of Mrs. Deborah Stern Vieitas as Coordinator of the Company's Audit Committee, for a complementary term of office, in replacement of Mr. José Luciano Duarte Penido; (ii) dismissal of Mrs. Deborah Stern Vieitas from the role of Coordinator of the Company's Risk and Compliance Committee; and (iii) appointment of Mr. Bernardo Parnes as Coordinator of the Company's Risk and Compliance Committee, for a term of office valid until the investiture of those elected at the first Board of Directors’ meeting held after the 2019 Ordinary General Meeting.

On March 27, 2018, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$ 600 million, for payment as of April 26, 2018, without any indexation.

On March 16, 2018, to acknowledge the resignation of Mr. Felipe Pires Guerra de Carvalho from the position of Office without specific designation.

On March 5, 2018, to acknowledge the resignation of Mr. Marcelo Zerbinatti from the position of Officer without specific designation.

Consolidated Financial Statements – December 31, 2018    11

On February 26, 2018, to ratify the dismissal of Mrs. Maria Eugênia Andrade Lopez Santos, occurred on February 9, 2018, from the position of Company's Executive Officer.

On February 26, 2018 to (i) acknowledge the resignation of Mr. Alexandre Silva D'Ambrosio from the position of Executive Vice-President; and (ii) approve the appointment of Mr. Alessandro Tomao as Executive Vice-President of the Company, for a complementary term of office.

On February 15, 2018, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the year ended December 31, 2017.

On February 1, 2018, to approve the (i) appointment, for a complementary term of office, of Mr. Carlos Aguiar Neto, Mrs. Claudenice Lopes Duarte, Mrs. Germanuela de Almeida de Abreu, Mrs. Gustavo Alejo Viviani, Mr. José Teixeira de Vasconcelos Neto and Mr. Rodrigo Cury, as Officers without specific designation; and (ii) appointment of Mr. René Luiz Grande, as member of the Company's Risk and Compliance Committee, for a complementary term of office.

On January 29, 2018, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank, respect to the year ended on December 31, 2017.

On January 3, 2018, to approve the dismissal of Mr. Conrado Engel from the position of Senior Executive Vice-President of the Company.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the new resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 36 of this publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2018.

In the year ended on December of 2018, internal control procedures and controls on the information systems of the selected units were evaluated according to the work plan for the year, considering the effectiveness of the design and its operation. The Internal Audit informed the Audit Committee and the Board of Directors about the conclusions of the works done during that period, according to its annual plan.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for clients and the best company for employees.

Employees are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with dedicated employees, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

                               Consolidated Financial Statements – December 31, 2018       12

The daily performance of Banco Santander with clients, employees, stockholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

The Bank has a talented team of 48,012 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet clients needs and preferences) and Fair (promoting business and relationships that are good for clients, stockholders and employees). In addition to identifying with the culture, the Banco Santander's employees act in their day to day aligned to it.

9) Sustainable Development

Santander’s Sustainability Strategy is based on three pillars: (i) Efficient and strategic use of Natural Capital, (ii) Potential Development and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and business.

Some of the Sustainability awards and recognitions received in 2018 which demonstrate the consistency of environmental, social and governance practices are: inclusion of Santander Brazil as a constituent of the FTSE4Good Index Series; inclusion of Santander Brasil in Vigeo Eiris Best Emerging Markets Performers Ranking; with the case of Prospera Santander Microcredit, Santander was recognized by the United Nations during the event Sustainable Development Goals in Brazil - The Role of the Private Sector; the Santander Group was recognized as one of the three best banks in the world and the first in Europe by the DJSI (Dow Jones Sustainability Index).

Among the highlights of the year is the launch of CDC Solar, which aims to finance systems for the generation of photovoltaic solar energy with attractive interest rates, long-term, among other special conditions, enabling financing of up to 100% of the value. Through Responsible Agribusiness until December 31, 2018, 224 clients were trained during events related to Sustainability. In Project Finance financial advisory, the Bank carried out in 2018 R$127 million in investments related to renewable energy. Regarding the major operations, in 2018 Santander participated in Green Bonds issues in the amount of R$621 million for infrastructure projects for power transmission systems.

Prospera Santander Microcredit resulted in more than R$1 billion of production (49% above 2017), with more than 250 thousand active clients, also training more than 2,000 micro entrepreneurs.

Through Santander Universities, more than 4,500 scholarships were been granted with an investment of R$29 million until December 31, 2018. Santander is considered the most investing company in education in the world.  The Amigo de Valor Program allows Banco Santander, as well as our employees and clients, to direct part of the income tax due directly to the Funds for the Rights of Children and Adolescents. In 2018, this program raised funds totaling more than R$13 million, which were directed to 67 projects in Brazil.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the fiscal year ended December 31, 2018, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the fiscal year ended December 31, 2018 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of January 29, 2019).

Consolidated Financial Statements – December 31, 2018       13

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying parent company financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at December 31, 2018 and the statements of income, changes in equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income, changes in equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the parent company and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and of Banco Santander (Brasil) S.A. and its subsidiaries as at December 31, 2018, and the parent company and consolidated financial performance and cash flows for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Our audit for the year ended December 31, 2018 was planned and performed taking into consideration that the Bank and the Consolidated operations did not present significant changes compared to the prior year.
In this context, the key audit matters and our audit approach remained mainly aligned with those of the prior year.

Why it is a key audit matter	How the matter was addressed in the audit

Allowance for loan losses (Note 3(i) and 8)

The estimation of the allowance for loan losses involves a high level of judgment by management. The establishment of the allowance for loan losses involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios. Accordingly, we focused again on this area in our audit.

This judgment considers several assumptions in the determination of the allowances. The allowance for loan losses is recorded in accordance with the regulatory requirements of the Brazilian Central Bank (BACEN) and of the National Monetary Council (CMN), especially CMN Resolution 2,682, and is based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, it considers the expectation of realization of the loan portfolio, in addition to the requirement of current legislation, based on past experience, current scenario and future expectations, specific portfolio risks, and management's assessment of risks in the recording of the allowance.

We updated our understanding and tested the internal controls that are significant in the calculation and recognition of the allowance for loan losses, mainly including the following processes:(i) approval of the credit policy; (ii) credit analysis; (iii) credit granting and renegotiated transactions; (iv) attribution of rating considering the risk of the recoverable value of transactions; (v) processing and recording of provisions; (vi) reconciliation of accounting balances with the analytical position; and (vii) preparation of the notes to the financial statements.

We have also tested the integrity of the database used to calculate the allowance for loan losses, in addition to tests to verify the application of the calculation methodology for this allowance in relation to the ratings assigned, as well as the comparison of the account balances with the analytical reports.

We consider that the criteria and assumptions that management adopted to determine and record the allowance for loan losses are consistent with those adopted in the prior year, and reasonable, in all material respects, in the context of the financial statements.

Recognition and recoverable value of tax credits (Notes 3(s), 3(t), and 11)

The income tax and social contribution credits arising from temporary differences in the calculation bases of these taxes, as well as income tax and social contribution losses, are recognized in the books based on the expectation that future taxable profits will be available for their realization.

The expectation of tax credit realization is based on projections of future results that require judgment by management, including the use of assumptions.

Considering the subjectivity inherent to this process and the significance of the amounts involved, we focused again on this area in our audit.

We updated our understanding and tested the significant internal controls over the calculation of these tax credits, as well as the estimates of their recoverable value, in accordance with the applicable standards of CMN and BACEN.

We obtained an understanding and assessed the reasonableness of the critical assumptions included in financial projections and compared them with both external and internal data. We also performed tests regarding the mathematical accuracy of the amounts estimated. In addition, we compared the historical results projected with those actually obtained.

We performed tests to confirm the nature and amounts of the temporary differences and income tax and social contribution losses that could be deducted from the future tax bases with the assistance of our experts in the tax area.

We discussed with Management and the Audit Committee and confirmed the approval of the technical study that supports the realization of the tax credits by the appropriate management bodies.

We consider that the criteria and assumptions that management used to determine and record the aforementioned tax credits are reasonable, in all material respects, in the context of the financial statements.

Provisions for contingent liabilities (Notes 3(q) and 23)

The Bank and its subsidiaries are parties in legal and administrative labor, tax, and civil proceedings arising from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a contingent liability and the measurement bases require the judgment of the Bank's management, which is periodically reassessed, including when preparing the financial statements, and considering new events. In these circumstances, we focused again on this area in our audit.

We updated our understanding and we tested the relevant internal controls over the identification and recording of contingent liabilities (tax, labor, and civil) and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation template used to account for the provisions for labor and civil contingencies that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature.

We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil contingencies. We also tested the ongoing proceedings at the base date of the financial statements.

We performed confirmation procedures with the law firms responsible for the most significant administrative and judicial proceedings to confirm the assessment of the prognosis, also considering the new events that occurred during the year, the completeness of the information, and the correct amount of the provisions.

With the support of our experts, we assessed the reasonableness of the estimate of loss in the significant new proceedings taking into account its individual progress as well as similar decisions taken, when applicable.

We consider that the criteria and assumptions that management adopted to determine and record the provisions for contingent liabilities are consistent with those adopted in the prior year, and reasonable, in all material respects, in the context of the financial statements.

Post-employment benefit plans (Notes 3(n) and 35)

The Bank and its subsidiaries have post-employment defined benefit plans arising from existing plans in institutions acquired in former years, whose amounts are significant in the context of the financial statements. They involve the need to use an adequate database and the establishment of assumptions with a high degree of subjectivity, such as discount, inflation and mortality rates.

We focused again on this area in our audit because changes in assumptions may result in significant impacts on the obligations related to defined benefit plans.

We updated our understanding of the methodologies of the effective plans and the corresponding amendments during the year as well as the methodologies and judgments used by management to determine the assumptions applied in the calculation of the obligations in comparison with market parameters and effective accounting practices.

We updated our understanding and tested the significant internal controls that involve the recording and measurement of liabilities arising from post-employment benefit plans. Among others, our tests considered the controls related to the completeness and adequacy of the databases, the existence and correct amount of the assets of the benefit plans, and the approval of assumptions considered in the actuarial calculations.

We confirmed the consistency of the most significant assumptions adopted in the actuarial calculations with those adopted in the last annual actuarial assessment and evaluated the reasonableness of the changes in assumptions made by management.

Also, on a sample basis, we tested the existence and the recalculation of the fair value of the plan financial assets.

We consider that the criteria and assumptions that management adopted to determine and record the provision for post-employment benefit plans are reasonable, in all material respects, in the context of the financial statements.

Measurement of the fair value of certain financial instruments and derivatives with low liquidity and without an active market (Notes 3(g), 3(h) and 6)

In our audit, we focused again on the measurement of the fair value of financial instruments due to its significance in the context of the financial statements and the involvement of a high level of judgment by management, since a portion of these instruments depend on valuation techniques carried out through internal models, which are based on certain assumptions for the valuation of instruments with low liquidity and without an active market and/or observable data. These financial instruments with low liquidity and no active market mostly comprise investments in securities issued by companies and derivative contracts.

We updated our understanding and tested the significant internal controls that involve the measurement, recognition, and disclosure of the fair value of financial instruments and derivatives.

With the assistance of our experts in the pricing of financial instruments, we updated our understanding of the pricing calculation methodologies, analyzed the reasonableness of the assumptions used by management to prepare pricing curves and internal models, and also verified the alignment of these assumptions and models with the practices adopted in the market.

We performed independent valuation tests of certain transactions, selected on sampling basis.

We consider that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are reasonable, taking into account market practices as well as effective accounting practices.

Information technology environment (Note 36(c))

The Bank has a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to information technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the financial statements. Therefore, we decided to focus again on this area in our audit.

With the assistance of our system experts, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the information technology environment, including the compensating controls established, when applicable.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the Bank's business.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures on the financial statements.

Other matters

Statements of value added

The parent company and consolidated statements of value added for the year ended December 31, 2018, prepared under the responsibility of the Bank's management and presented as supplementary information for purposes of the Brazilian Central Bank, were submitted to audit procedures executed in conjunction with the audit of the Bank's financial statements. The presentation of this statement is required by the Brazilian corporate legislation for listed companies. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Bank and its subsidiaries.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, January 29, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Contador CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Current Assets		495,071,546	378,400,031	523,287,889	411,052,577
Cash	4	11,358,459	11,148,561	11,629,112	11,234,369
Interbank Investments	5	86,464,685	71,055,301	56,375,289	46,240,236
Money Market Investments		45,325,687	34,414,303	44,825,827	34,484,321
Interbank Deposits		33,270,931	27,226,866	3,680,810	2,341,195
Foreign Currency Investments		7,868,067	9,414,132	7,868,652	9,414,720
Securities and Derivative Financial Instruments	6	77,244,185	59,009,344	90,103,130	74,425,223
Own Portfolio		36,212,955	21,749,034	41,916,648	29,592,305
Subject to Repurchase Commitments		36,382,807	28,459,543	32,252,210	21,716,051
Derivative Financial Instruments		4,109,455	6,059,567	12,206,228	16,213,994
Deposited in the Central Bank		5,071	8,803	103,604	71,234
Privatization Currencies		667	727	667	727
Pledged in Guarantees		533,230	2,731,670	3,623,773	6,830,912
Interbank Accounts	7	79,563,879	69,209,753	92,161,239	82,230,408
Payments and Receipts Pending Settlement		9,902,862	6,577,308	22,036,377	19,200,600
Restricted Deposits:		69,625,970	62,386,433	70,103,002	62,783,796
Central Bank Deposits		69,625,795	62,384,107	70,102,827	62,781,470
National Housing System (SFH)		175	2,326	175	2,326
Interbank Transfers		13,187	227,630	-	227,630
Correspondents		21,860	18,382	21,860	18,382
Lending Operations	8	74,689,851	70,472,211	100,432,401	94,049,534
Public Sector		162	11,926	162	11,926
Private Sector		78,890,129	73,988,046	105,386,559	98,139,434
Lending Operations Assignment		-	-	17,912	56,964
(Allowance for Loan Losses)	8.f	(4,200,440)	(3,527,761)	(4,972,232)	(4,158,790)
Leasing Operations	8	-	-	1,215,740	1,324,768
Private Sector		-	-	1,239,421	1,344,466
(Allowance for Lease Losses)	8.f	-	-	(23,681)	(19,698)
Other Receivables		164,105,338	96,370,493	169,226,857	99,869,384
Credits for Avals and Sureties Honored		57,723	39,186	57,723	39,186
Foreign Exchange Portfolio	9	105,683,300	53,370,513	105,683,300	53,370,513
Income Receivable		2,112,919	2,238,371	1,927,635	1,731,330
Trading Account	10	1,628,363	985,646	1,910,791	1,215,473
Deferred Taxes	11	7,502,420	3,340,220	8,372,900	3,815,576
Others	12	47,846,548	36,821,967	52,068,793	40,171,446
(Allowance for Other Receivables Losses)	8.f	(725,935)	(425,410)	(794,285)	(474,140)
Other Assets		1,645,149	1,134,368	2,144,121	1,678,655
Non-Current Assets Held for Sale	13	-	130,713	-	130,713
Other Assets		1,235,921	906,375	1,601,986	1,374,193
(Allowance for Valuation)		(161,942)	(276,575)	(217,497)	(350,829)
Prepaid Expenses		571,170	373,855	759,632	524,578

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       19

			Bank		Consolidated
	Notes	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Long-Term Assets		253,043,465	278,811,570	271,376,071	261,508,030
Interbank Investments	5	28,031,980	21,840,772	436,942	520,440
Interbank Deposits		28,031,980	21,840,772	436,942	520,440
Securities and Derivative Financial Instruments	6	98,229,938	125,931,316	104,361,551	97,304,451
Own Portfolio		22,599,399	32,371,256	26,253,702	29,610,935
Subject to Repurchase Commitments		53,815,465	76,572,322	53,601,206	49,322,185
Derivative Financial Instruments		5,782,175	5,244,306	5,820,767	5,329,774
Deposited with the Central Bank		1,444,136	2,223,899	1,444,136	2,296,355
Privatization Currencies		779	1,278	779	1,278
Pledged in Guarantees		12,511,388	4,426,641	15,164,365	5,652,310
Securities Obtained from Commitments with Free Mover		2,076,596	5,091,614	2,076,596	5,091,614
Interbank Accounts	7	281,332	273,430	281,332	273,430
Restricted Deposits:		281,332	273,430	281,332	273,430
National Housing System (SFH)		281,332	273,430	281,332	273,430
Lending Operations	8	94,654,519	86,203,176	127,327,245	111,247,107
Public Sector		583,968	46,974	583,968	46,974
Private Sector		105,266,028	97,425,089	138,961,203	123,159,231
Lending Operations Related to Assignment		-	166,982	4,880	248,955
(Allowance for Loan Losses)	8.f	(11,195,477)	(11,435,869)	(12,222,806)	(12,208,053)
Leasing Operations	8	-	-	1,287,060	1,200,133
Public Sector		-	-	156	-
Private Sector		-	1	1,333,502	1,252,872
(Allowance for Lease Losses)	8.f	-	(1)	(46,598)	(52,739)
Other Receivables		31,426,963	44,068,296	37,146,216	50,334,627
Receivables for Guarantees Honored		486,323	315,956	486,323	315,956
Foreign Exchange Portfolio	9	1,690,088	6,748,712	1,690,088	6,748,712
Income Receivable		146,813	223,648	146,813	223,648
Deferred Taxes	11	16,945,139	19,552,697	19,291,180	22,344,067
Others	12	12,770,902	17,705,459	16,261,333	21,250,798
(Allowance for Other Receivables Losses)	8.f	(612,302)	(478,176)	(729,521)	(548,554)
Other Assets		418,733	494,580	535,725	627,842
Temporary Assets		1,622	1,765	1,631	1,773
(Allowance for Losses)		(1,622)	(1,765)	(1,631)	(1,773)
Prepaid Expenses		418,733	494,580	535,725	627,842

Permanent Assets		30,896,503	27,402,426	11,155,329	11,171,605
Investments		21,491,544	17,983,953	469,385	370,946
Investments in Affiliates and Subsidiaries:	15	21,470,777	17,963,316	448,548	350,053
Domestic		17,939,824	14,929,728	448,548	350,053
Foreign		3,530,953	3,033,588	-	-
Other Investments		45,064	46,556	50,717	52,325
(Allowance for Losses)		(24,297)	(25,919)	(29,880)	(31,432)
Fixed Assets	16	5,825,407	5,804,626	6,498,492	6,395,684
Real Estate in Use		2,470,204	2,496,780	2,670,804	2,597,407
Others Fixed Assets		12,491,165	11,642,294	13,816,379	12,801,568
(Accumulated Depreciation)		(9,135,962)	(8,334,448)	(9,988,691)	(9,003,291)
Intangible Assets	17	3,579,552	3,613,847	4,187,452	4,404,975
Goodwill		26,419,016	26,419,016	27,758,074	27,758,074
Others Intangible Assets		9,633,082	8,964,796	10,264,830	9,508,395
(Accumulated Amortization)		(32,472,546)	(31,769,965)	(33,835,452)	(32,861,494)
Total Assets		779,011,514	684,614,027	805,819,289	683,732,212

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       20

			Bank		Consolidated
	Notes	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Current Liabilities		525,480,510	459,722,481	543,486,150	451,559,710
Deposits	18.a	199,067,946	166,797,454	193,424,668	144,589,321
Demand Deposits		20,531,035	17,133,923	18,831,579	17,176,981
Savings Deposits		46,068,346	40,572,369	46,068,346	40,572,369
Interbank Deposits		6,208,067	24,698,773	2,693,812	2,811,654
Time Deposits		126,260,498	84,392,389	125,822,325	84,018,316
Other Deposits		-	-	8,606	10,001
Money Market Funding	18.b	105,464,821	110,346,900	100,334,226	97,601,475
Own Portfolio		89,125,774	103,622,592	84,995,177	96,878,750
Third Parties		15,200,913	6,259,682	14,200,914	258,099
Linked to Trading Portfolio Operations		1,138,134	464,626	1,138,135	464,626
Funds from Acceptance and Issuance of Securities	18.c	38,392,230	50,482,288	40,623,092	52,115,435
Exchange Acceptances		-	-	563,848	639,835
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		33,309,287	48,167,503	34,976,301	49,160,815
Securities Issued Abroad		3,594,692	1,272,494	3,594,692	1,272,494
Funding by Structured Operations Certificates		1,488,251	1,042,291	1,488,251	1,042,291
Interbank Accounts	7	50,347	60,378	284,373	264,390
Receipts and Payments Pending Settlement		-	-	234,026	191,727
Interbank Transfers		-	-	-	12,285
Correspondents		50,347	60,378	50,347	60,378
Interbank Accounts		3,465,767	4,274,512	3,465,767	4,274,512
Third-Party Funds in Transit		3,390,759	4,273,771	3,390,759	4,273,771
Internal Transfers of Assets		75,008	741	75,008	741
Borrowings	18.e	31,997,566	33,061,035	30,317,989	32,027,306
Local Borrowings - Other Institutions		-	-	51,048	77,087
Foreign Borrowings		31,997,566	33,061,035	30,266,941	31,950,219
Domestic Onlendings - Official Institutions	18.e	4,242,194	6,224,384	4,242,194	6,224,384
National Economic and Social Development Bank (BNDES)		1,880,962	3,479,329	1,880,962	3,479,329
Federal Savings and Loan Bank (CEF)		52,523	3,632	52,523	3,632
National Equipment Financing Authority (FINAME)		1,964,224	2,505,707	1,964,224	2,505,707
Other Institutions		344,485	235,716	344,485	235,716
Derivative Financial Instruments	6	3,161,676	5,797,638	11,233,680	15,943,399
Derivative Financial Instruments		3,161,676	5,797,638	11,233,680	15,943,399
Other Payables		139,637,963	82,677,892	159,560,161	98,519,488
Collected Taxes and Other		113,263	139,321	139,628	168,067
Foreign Exchange Portfolio	9	98,835,635	48,664,949	98,835,635	48,664,949
Social and Statutory		4,885,255	4,951,781	5,023,519	5,019,442
Tax and Social Security	19	1,370,300	1,555,596	2,353,531	2,585,381
Trading Account	10	833,498	83,848	1,720,297	607,274
Subordinated Debt	20	9,885,608	519,230	9,885,608	519,230
Debt Instruments Eligible to Compose Capital	21	9,896,477	114,104	9,896,477	114,104
Others	22	23,714,404	26,649,063	41,601,943	40,841,041

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       21

			Bank		Consolidated
	Notes	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Long-Term Liabilities		188,036,778	165,044,386	194,692,422	170,264,470
Deposits	18.a	60,018,496	63,170,609	58,647,576	58,942,822
Interbank Deposits		371,457	3,014,560	371,594	480,468
Time Deposits		59,647,039	60,156,049	58,275,982	58,462,354
Money Market Funding	18.b	31,485,359	32,360,542	31,485,358	32,360,542
Own Portfolio		183,048	294,454	183,048	294,454
Linked to Trading Portfolio Operations		31,302,311	32,066,088	31,302,310	32,066,088
Funds from Acceptance and Issuance of Securities	18.c	38,879,874	21,754,723	41,490,139	24,541,042
Exchange Acceptances		-	-	755,047	537,344
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		36,799,955	20,086,361	38,655,173	22,335,336
Securities Issued Abroad		921,955	720,387	921,955	720,387
Funding by Structured Operations Certificates		1,157,964	947,975	1,157,964	947,975
Borrowings	18.e	2,308,035	1,381,924	2,353,557	1,443,306
Local Borrowings - Other Institutions		-	476,876	45,522	538,258
Foreign Borrowings		2,308,035	905,048	2,308,035	905,048
Domestic Onlendings - Official Institutions	18.e	9,025,052	10,411,313	9,025,052	10,411,313
National Economic and Social Development Bank (BNDES)		5,527,075	5,981,081	5,527,075	5,981,081
Federal Savings and Loan Bank (CEF)		77,152	86,621	77,152	86,621
National Equipment Financing Authority (FINAME)		3,419,497	4,339,195	3,419,497	4,339,195
Other Institutions		1,328	4,416	1,328	4,416
Derivative Financial Instruments	6	7,522,291	4,610,657	7,666,723	4,737,485
Derivative Financial Instruments		7,522,291	4,610,657	7,666,723	4,737,485
Other Payables		38,797,671	31,354,618	44,024,017	37,827,960
Foreign Exchange Portfolio	9	1,509,828	6,652,981	1,509,828	6,652,981
Tax and Social Security	19	2,792,194	1,848,736	3,290,899	2,284,919
Debt Instruments Eligible to Compose Capital	21	9,782,372	8,325,451	9,782,372	8,325,451
Others	22	24,713,277	14,527,450	29,440,918	20,564,609

Deferred Income		264,977	353,214	337,045	511,386
Deferred Income		264,977	353,214	337,045	511,386

Stockholders' Equity	24	65,229,249	59,493,946	65,233,743	59,499,954
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		140,707	172,398	142,414	174,616
Profit Reserves		9,620,554	4,054,160	9,623,341	4,057,950
Adjustment to Fair Value		(1,070,580)	(1,584,172)	(1,070,580)	(1,584,172)
Retained Earnings		-	-	-	-
(-) Treasury Shares		(461,432)	(148,440)	(461,432)	(148,440)

Non Controlling Interest	24.f	-	-	2,069,929	1,896,692

Total Stockholders' Equity		65,229,249	59,493,946	67,303,672	61,396,646

Total Liabilities		779,011,514	684,614,027	805,819,289	683,732,212

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       22

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

				Bank			Consolidated
	Notes	07/01 to 12/31/2018	01/01 to 12/31/2018	01/01 to 12/31/2017	07/01 to 12/31/2018	01/01 to 12/31/2018	01/01 to 12/31/2017
Income Related to Financial Operations		32,758,763	68,777,587	73,926,572	37,776,043	77,380,980	76,310,782
Loan Operations		18,668,914	40,573,166	36,958,966	25,318,653	53,490,044	47,222,446
Leasing Operations		(6)	(6)	-	160,046	335,387	398,976
Securities Transactions	6.a	13,157,731	28,174,288	27,483,677	11,358,486	23,782,179	19,098,663
Derivatives Transactions		(1,161,839)	(4,897,778)	1,665,959	(1,173,762)	(5,183,851)	1,741,704
Foreign Exchange Operations		130,568	1,151,059	2,279,894	140,523	1,157,240	2,268,573
Operations of Sale or Transfer of Financial Assets		(6,771)	-	-	(9,762)	-	11,299
Compulsory Deposits		1,970,166	3,776,858	5,538,076	1,981,859	3,799,981	5,569,121
Expenses on Financial Operations		(20,579,792)	(49,875,167)	(52,386,868)	(22,106,467)	(52,346,358)	(49,363,680)
Funding Operations Market	18.d	(15,446,633)	(31,631,039)	(39,994,951)	(15,107,764)	(30,605,993)	(34,944,603)
Borrowings and Onlendings Operations		2,105	(7,496,703)	(2,256,706)	(766,030)	(8,873,738)	(2,640,276)
Leasing Operations		6	-	(68)	-	-	-
Operations of Sale or Transfer of Financial Assets		(3,546)	(141,814)	-	(38,771)	(182,265)	-
Allowance for Loan Losses	8.f	(5,131,724)	(10,605,611)	(10,135,143)	(6,193,902)	(12,684,362)	(11,778,801)
Gross Income Related to Financial Operations		12,178,971	18,902,420	21,539,704	15,669,576	25,034,622	26,947,102

Other Operating Revenues (Expenses)		(3,838,607)	(6,456,849)	(10,070,891)	(5,866,600)	(10,329,546)	(13,559,096)
Banking Service Fees	27	4,881,669	9,476,742	8,781,721	6,425,884	12,470,660	11,382,843
Income Related to Bank Charges	27	2,048,954	4,045,268	3,479,607	2,433,954	4,798,003	4,227,916
Personnel Expenses	28	(3,594,324)	(6,960,989)	(6,989,522)	(4,005,988)	(7,700,745)	(7,631,464)
Other Administrative Expenses	29	(5,141,148)	(9,627,874)	(10,153,832)	(5,929,048)	(11,145,393)	(11,724,618)
Tax Expenses	30	(1,738,833)	(2,778,602)	(2,774,709)	(2,265,940)	(3,778,032)	(3,587,475)
Investments in Affiliates and Subsidiaries	15	1,322,431	2,610,560	2,076,992	9,913	18,912	25,279
Other Operating Revenues	31	2,570,959	5,336,158	3,485,641	2,953,316	6,032,218	4,056,243
Other Operating Expenses	32	(4,188,315)	(8,558,112)	(7,976,789)	(5,488,691)	(11,025,169)	(10,307,820)
Operating Income		8,340,364	12,445,571	11,468,813	9,802,976	14,705,076	13,388,006

Non-Operating Income	33	184,100	205,095	(139,032)	165,783	193,059	(259,595)

Income Before Taxes on Income and Profit Sharing		8,524,464	12,650,666	11,329,781	9,968,759	14,898,135	13,128,411
Income Tax and Social Contribution	34	(1,508,439)	996,576	(1,950,138)	(2,671,229)	(735,151)	(3,278,291)
Provision for Income Tax		(300,553)	(313,687)	(618,223)	(884,512)	(1,258,444)	(1,528,168)
Provision for Social Contribution Tax		(195,874)	(191,751)	(314,545)	(585,166)	(818,209)	(959,170)
Deferred Tax Credits		(1,012,012)	1,502,014	(1,017,370)	(1,201,551)	1,341,502	(790,953)
Profit Sharing		(641,069)	(1,480,848)	(1,383,771)	(711,886)	(1,612,027)	(1,460,009)
Non Controlling Interest	24.f	-	-	-	(211,445)	(384,812)	(393,534)
Net Income		6,374,956	12,166,394	7,995,872	6,374,199	12,166,145	7,996,577

Number of Shares (Thousands)	24.a	7,498,531	7,498,531	7,486,841
Net Income per Thousand Shares (R$)		850.16	1,622.50	1,067.99

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       23

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2016		57,000,000	395,925	2,114,456	909,925	(136,813)	68,598	(2,083,480)	-	(514,034)	57,754,577
Employee Benefit Plans		-	-	-	-	-	-	(620,903)	-	-	(620,903)
Treasury Shares		-	(257,602)	-	(486,815)	-	-	-	-	365,643	(378,774)
Result of Treasury Shares	24.d	-	(2,498)	-	-	-	-	-	-	-	(2,498)
Reservations for Share - Based Payment		-	36,573	-	-	-	-	-	-	-	36,573
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,167,376	21,050	-	-	-	1,188,426
Restructuring of Capital		-	-	-	-	-	-	-	-	(49)	(49)
Net Income		-	-	-	-	-	-	-	7,995,872	-	7,995,872
Allocations:
Legal Reserve	24.c	-	-	390,829	-	-	-	-	(390,829)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(2,500,000)	-	(2,500,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(3,800,000)	-	(3,800,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,125,765	-	-	-	(1,125,765)	-	-
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512	3.w & 22	-	-	-	-	-	-	-	(179,278)	-	(179,278)
Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Changes in the Exercise		-	(223,527)	390,829	638,950	1,167,376	21,050	(620,903)	-	365,594	1,739,369

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       24

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	(366,660)	-	-	(366,660)
Treasury Shares		-	-	-	-	-	-	-	-	(312,304)	(312,304)
Treasury Shares Result	24.d	-	(15,868)	-	-	-	-	-	-	-	(15,868)
Reservations for Share - Based Payment		-	(15,823)	-	-	-	-	-	-	-	(15,823)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	855,409	24,843	-	-	-	880,252
Restructuring of Capital		-	-	-	-	-	-	-	-	(688)	(688)
Net Income		-	-	-	-	-	-	-	12,166,394	-	12,166,394
Allocations:
Legal Reserve	24.c	-	-	608,320	-	-	-	-	(608,320)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(2,520,000)	-	(2,520,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(4,080,000)	-	(4,080,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,958,074	-	-	-	(4,958,074)	-	-
Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Changes in the Exercise		-	(31,691)	608,320	4,958,074	855,409	24,843	(366,660)	-	(312,992)	5,735,303

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       25

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total
Balances as of June 30, 2018		57,000,000	95,122	2,794,857	5,850,741	239,657	56,572	(2,361,413)	-	(356,891)	63,318,645
Employee Benefit Plans		-	-	-	-	-	-	(709,630)	-	-	(709,630)
Treasury Shares		-	-	-	-	-	-	-	-	(103,878)	(103,878)
Treasury Shares Result	24.d	-	(7,756)	-	-	-	-	-	-	-	(7,756)
Reservations for Share - Based Payment		-	53,341	-	-	-	-	-	-	-	53,341
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,646,315	57,919	-	-	-	1,704,234
Restructuring of Capital		-	-	-	-	-	-	-	-	(663)	(663)
Net Income		-	-	-	-	-	-	-	6,374,956	-	6,374,956
Allocations:
Legal Reserve	24.c	-	-	318,748	-	-	-	-	(318,748)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(1,920,000)	-	(1,920,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(3,480,000)	-	(3,480,000)
Reserve for Dividend Equalization	24.c	-	-	-	656,208	-	-	-	(656,208)	-	-
Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Changes in the Semester		-	45,585	318,748	656,208	1,646,315	57,919	(709,630)	-	(104,541)	1,910,604

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       26

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2016		57,000,000	396,951	2,114,456	925,003	(135,970)	68,598	(2,083,480)	-	(514,034)	57,771,524	2,525,746	60,297,270
Employee Benefit Plans		-	-	-	-	-	-	(620,903)	-	-	(620,903)	-	(620,903)
Treasury Shares		-	(257,602)	-	(486,815)	-	-	-	-	365,643	(378,774)	-	(378,774)
Result of Treasury Shares		-	(2,498)	-	-	-	-	-	-	-	(2,498)	-	(2,498)
Reservations for Share - Based Payment		-	37,765	-	-	-	-	-	-	-	37,765	-	37,765
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,167,376	21,050	-	-	-	1,188,426	-	1,188,426
Restructuring of Capital		-	-	-	-	-	-	-	-	(49)	(49)	-	(49)
Net Income		-	-	-	-	-	-	-	7,996,577	-	7,996,577	-	7,996,577
Allocations:
Legal Reserve	24.c	-	-	390,830	-	-	-	-	(390,830)	-	-	-	-
Dividends	24.c	-	-	-	-	-	-	-	(2,500,000)	-	(2,500,000)	-	(2,500,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(3,800,000)	-	(3,800,000)	-	(3,800,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,114,476	(843)	-	-	(1,126,469)	-	(12,836)	-	(12,836)
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	393,534	393,534
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512	3.w & 22.a	-	-	-	-	-	-	-	(179,278)	-	(179,278)	-	(179,278)
Others		-	-	-	-	-	-	-	-	-	-	(1,022,588)	(1,022,588)
Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Changes in the Exercise		-	(222,335)	390,830	627,661	1,166,533	21,050	(620,903)	-	365,594	1,728,430	(629,054)	1,099,376

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       27

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Employee Benefit Plans		-	-	-	-	-	-	(366,660)	-	-	(366,660)	-	(366,660)
Treasury Shares		-	-	-	-	-	-	-	-	(312,304)	(312,304)	-	(312,304)
Result of Treasury Shares		-	(15,868)	-	-	-	-	-	-	-	(15,868)	-	(15,868)
Reservations for Share - Based Payment		-	(16,334)	-	-	-	-	-	-	-	(16,334)	-	(16,334)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	855,409	24,843	-	-	-	880,252	-	880,252
Restructuring of Capital		-	-	-	-	-	-	-	-	(688)	(688)	-	(688)
Net Income		-	-	-	-	-	-	-	12,166,145	-	12,166,145	-	12,166,145
Allocations:
Legal Reserve	24.c	-	-	608,320	-	-	-	-	(608,320)	-	-	-	-
Dividends	24.b	-	-	-	-	-	-	-	(2,520,000)	-	(2,520,000)	-	(2,520,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(4,080,000)	-	(4,080,000)	-	(4,080,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,958,074	-	-	-	(4,958,074)	-	-	-	-
Non Realized Gains		-	-	-	(1,003)	-	-	-	249	-	(754)	-	(754)
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	384,812	384,812
Others		-	-	-	-	-	-	-	-	-	-	(211,575)	(211,575)
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,069,929	67,303,672
Changes in the Exercise		-	(32,202)	608,320	4,957,071	855,409	24,843	(366,660)	-	(312,992)	5,733,789	173,237	5,907,026

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       28

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity
Balances as of June 30, 2018		57,000,000	97,696	2,794,858	5,854,284	239,657	56,572	(2,361,413)	-	(356,891)	63,324,763	2,075,806	65,400,569
Employee Benefit Plans		-	-	-	-	-	-	(709,630)	-	-	(709,630)	-	(709,630)
Treasury Shares		-	-	-	-	-	-	-	-	(103,878)	(103,878)	-	(103,878)
Result of Treasury Shares		-	(7,756)	-	-	-	-	-	-	-	(7,756)	-	(7,756)
Reservations for Share - Based Payment		-	52,474	-	-	-	-	-	-	-	52,474	-	52,474
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,646,315	57,919	-	-	-	1,704,234	-	1,704,234
Restructuring of Capital		-	-	-	-	-	-	-	-	(663)	(663)	-	(663)
Net Income		-	-	-	-	-	-	-	6,374,199	-	6,374,199	-	6,374,199
Allocations:
Legal Reserve	24.c	-	-	318,748	-	-	-	-	(318,748)	-	-	-	-
Dividends	24.b	-	-	-	-	-	-	-	(1,920,000)	-	(1,920,000)	-	(1,920,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(3,480,000)	-	(3,480,000)	-	(3,480,000)
Reserve for Dividend Equalization	24.c	-	-	-	656,207	-	-	-	(656,207)	-	-	-	-
Non Realized Gains		-	-	-	(756)	-	-	-	756	-	-	-	-
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	211,445	211,445
Others		-	-	-	-	-	-	-	-	-	-	(217,322)	(217,322)
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,069,929	67,303,672
Changes in the Semester		-	44,718	318,748	655,451	1,646,315	57,919	(709,630)	-	(104,541)	1,908,980	(5,877)	1,903,103

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       29

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
CASH FLOW STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

			Bank			Consolidated
	Notes	01/07 to 12/31/2018	01/01 to 12/31/2018	01/01 to 12/31/2017	01/07 to 12/31/2018	01/01 to 12/31/2018	01/01 to 12/31/2017
Operational Activities
Net Income		6,374,956	12,166,394	7,995,872	6,374,199	12,166,145	7,996,577
Adjustment to Net Income		5,488,590	11,741,129	14,455,239	8,499,604	17,499,890	19,206,070
Allowance for Loan Losses	8.f	5,131,724	10,605,611	10,135,143	6,193,902	12,684,362	11,778,801
Provision for Legal Proceedings and Administrative and Legal Obligations	23.c	966,100	1,739,141	1,785,519	984,985	1,810,133	2,076,980
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	23.c	518,721	1,025,323	1,019,853	602,089	1,196,485	1,232,626
Deferred Tax Credits and Liabilities		634,112	(1,466,140)	661,108	828,572	(1,305,168)	428,096
Equity in Affiliates and Subsidiaries	15	(1,322,431)	(2,610,560)	(2,076,992)	(9,913)	(18,912)	(25,279)
Depreciation and Amortization	29	1,027,170	2,008,195	3,097,232	1,297,331	2,540,211	3,603,637
Recognition (Reversal) Allowance for Other Assets Losses	33	(129,355)	(114,680)	198,067	(125,408)	(114,834)	271,579
Gain (Loss) on Sale of Other Assets	33	(36,841)	(87,408)	(36,690)	(17,370)	(57,618)	(30,250)
Gain (Loss) on Impairment of Assets	32	35,142	341,006	327,884	35,142	341,006	327,884
Gain (Loss) on Sale of Investments	33	45	45	(1,787)	(4,668)	(13,256)	43,838
Provision for Financial Guarantees	31	(5,372)	(110,962)	(13,584)	(5,372)	(110,962)	(13,584)
Monetary Adjustment of Escrow Deposits	31	(280,067)	(554,851)	(494,789)	(338,383)	(674,458)	(655,628)
Recoverable Taxes	31	(76,519)	(164,515)	(144,552)	(111,464)	(225,023)	(214,849)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		-	-	-	-	-	-
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(945,577)	1,173,757	33,691	(945,577)	1,173,757	33,691
Others		(28,262)	(42,833)	(34,864)	115,738	274,167	348,528
Changes on Assets and Liabilities		(15,640,082)	(15,757,532)	26,891,235	(19,491,549)	(21,623,460)	24,179,502
Decrease (Increase) in Interbank Investments		(5,818,503)	(18,619,923)	1,410,919	(1,301,607)	(7,673,633)	11,777,420
Decrease (Increase) in Securities and Derivative Financial Instruments		9,898,803	11,492,965	37,050,278	(3,981,911)	(22,807,413)	(129,580)
Decrease (Increase) in Lending and Leasing Operations		(7,223,371)	(23,880,061)	(10,387,294)	(12,541,420)	(35,551,587)	(21,815,683)
Decrease (Increase) in Deposits on Central Bank of Brazil		(632,161)	(7,241,688)	(1,562,559)	(687,145)	(7,321,357)	(1,582,822)
Decrease (Increase) in Other Receivables		(47,923,332)	(42,392,925)	41,015,285	(47,196,845)	(42,700,073)	42,055,483
Decrease (Increase) in Other Assets		187,601	(121,468)	(17,746)	191,784	(136,751)	111,464
Net Change on Other Interbank and Interbranch Accounts		(895,877)	(3,939,116)	(4,993,111)	(1,895,784)	(3,406,138)	(17,412,435)
Increase (Decrease) in Deposits		12,135,894	29,118,379	21,108,410	10,318,158	48,540,101	57,826,980
Increase (Decrease) in Money Market Funding		(11,625,979)	(5,757,262)	(28,856,280)	(1,335,254)	1,857,567	(30,961,720)
Increase (Decrease) in Borrowings		(15,003,470)	(5,340,800)	2,757,598	(15,498,148)	(6,002,508)	3,039,158
Increase (Decrease) in Other Liabilities		51,421,856	51,733,148	(29,910,476)	55,111,079	55,967,367	(16,830,131)
Increase (Decrease) in Change in Deferred Income		(26,167)	(88,237)	(11,873)	(18,587)	(106,991)	(53,020)
Income Tax Recovered/(Paid)		(135,376)	(720,544)	(711,916)	(655,869)	(2,282,044)	(1,845,612)
Net Cash Provided by (Used in) Operational Activities		(3,776,536)	8,149,991	49,342,346	(4,617,746)	8,042,575	51,382,149
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	15	(1,091,052)	(1,278,052)	(154,154)	(36,051)	(36,051)	(34,154)
Purchase of Investment		(2)	(202)	(611)	87	(202)	(728)
Purchase of Fixed Assets		(778,169)	(1,265,380)	(782,879)	(893,338)	(1,492,668)	(1,112,318)
Purchase of Intangible Assets		(576,072)	(754,305)	(1,837,437)	(645,580)	(863,057)	(1,914,451)
Acquisition of Non-Current Assets Held for Sale	13	-	-	(43,713)	-	-	(43,713)
Net Cash Received on Sale/Reduction of Investments		244	1,649	8,777	4,828	15,133	10,539
Acquisition of Affiliates, less Net Cash in acquisition		-	(111,224)	(290,260)	-	(111,224)	(275,091)
Proceeds from Assets not in Use		347,931	493,272	250,897	242,926	438,921	318,224
Proceeds from Property for Own Use		53,922	157,118	93,509	55,812	181,157	113,380
Dividends and Interest on Capital Received		577,986	1,170,871	1,523,249	17,154	80,423	101,666
Change in the Scope of Consolidation	2	-	-	-	-	2	(3,758)
Net Cash Provided by (Used in) Investing Activities		(1,465,212)	(1,586,253)	(1,232,622)	(1,254,162)	(1,787,566)	(2,840,404)
Financing Activities
Purchase of Own Share	24.d	(103,878)	(312,304)	(378,774)	(103,878)	(312,304)	(378,774)
Issuance of Long - Term Emissions		38,505,243	73,765,081	60,138,230	39,373,720	75,827,431	62,863,354
Long - Term Payments		(38,138,250)	(78,903,009)	(96,979,205)	(39,206,189)	(80,849,845)	(99,825,185)
Subordinated Debts - Payments		-	(544,566)	-	-	(544,566)	-
Debt Instruments Eligible to Compose Capital - Issuance		9,347,750	9,347,750	-	9,347,750	9,347,750	-
Debt Instruments Eligible to Compose Capital - Payments		(365,124)	(683,783)	(623,147)	(365,124)	(683,783)	(623,147)
Dividends and Interest on Capital Paid		(1,106,674)	(6,042,340)	(5,450,125)	(1,113,109)	(6,125,989)	(5,915,637)
Increase (decrease) in Minority Interest		-	-	-	(100,450)	(239,038)	(282,216)
Capital Increase in Controlled Companies Held by Minority Interest		-	-	-	-	98,000	-
Net Cash Provided by (Used in) Financing Activities		8,139,067	(3,373,171)	(43,293,021)	7,832,720	(3,482,344)	(44,161,605)
Exchange Variation on Cash and Cash Equivalents		-	-	-	-	-	-
Increase (Decrease) in Cash and Cash Equivalents		2,897,319	3,190,567	4,816,703	1,960,812	2,772,665	4,380,140
Cash and Cash Equivalents at the Beginning of Exercise / Semester	4	22,957,629	22,664,381	17,847,678	23,325,170	22,513,317	18,133,177
Cash and Cash Equivalents at the End of Exercise	4	25,854,948	25,854,948	22,664,381	25,285,982	25,285,982	22,513,317

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       30

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated.

	Bank				Consolidated
	01/01 to 12/31/2018		01/01 to 12/31/2017		01/01 to 12/31/2018		01/01 to 12/31/2017
Notes
Income Related to Financial Operations	68,777,587		73,926,572		77,380,980		76,310,782
Income Related to Bank Charges and Banking Service Fees	13,522,010		12,261,328		17,268,663		15,610,759
Allowance for Loans Losses	(10,605,611)		(10,135,143)		(12,684,362)		(11,778,801)
Other Revenues and Expenses	(1,173,839)		(4,302,296)		(3,117,384)		(6,183,288)
Financial Expenses	(39,269,556)		(42,251,725)		(39,661,996)		(37,584,879)
Third-party Input	(7,251,461)		(6,674,255)		(8,215,864)		(7,720,614)
Materials, Energy and Others	(250,930)		(237,707)		(259,315)		(245,210)
Third-Party Services	(1,863,132)		(1,792,808)		(2,307,222)		(2,186,892)
Impairment of Assets	(341,006)		(327,884)		(341,006)		(327,884)
Others	(4,796,393)		(4,315,856)		(5,308,321)		(4,960,628)
Gross Added Value	23,999,130		22,824,481		30,970,037		28,653,959
Retentions
Depreciation and Amortization	(2,008,195)		(3,097,232)		(2,540,211)		(3,603,637)
Added Value Produced Net	21,990,935		19,727,249		28,429,826		25,050,322
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	2,610,560		2,076,992		18,912		25,279
Added Value to Distribute	24,601,495		21,804,241		28,448,738		25,075,601
Added Value Distribution
Employee	7,537,255	30.6%	7,431,769	34.1%	8,290,158	29.1%	8,058,009	32.1%
Compensation	4,034,284		4,131,010		4,449,725		4,535,505
Benefits	1,304,875		1,282,067		1,436,272		1,383,505
Government Severance Indemnity Funds for Employees - FGTS	394,537		381,312		450,808		415,726
Others	1,803,559		1,637,380		1,953,353		1,723,273
Taxes and Contributions	4,188,622	17.0%	5,666,371	26.0%	6,877,299	24.2%	7,899,230	31.5%
Federal	3,471,911		5,110,779		5,948,445		7,242,554
State	913		945		1,057		1,260
Municipal	715,798		554,647		927,797		655,416
Compensation of Third-Party Capital - Rental	709,224	2.9%	710,229	3.3%	730,324	2.6%	728,251	2.9%
Remuneration of Interest on Capital	12,166,394	49.5%	7,995,872	36.6%	12,550,957	44.1%	8,390,111	33.5%
Dividends	2,520,000		2,500,000		2,520,000		2,500,000
Interest on Equity	4,080,000		3,800,000		4,080,000		3,800,000
Profit Reinvestment	5,566,394		1,695,872		6,335,769		2,483,645
Participation Results of Non-Controlling Stockholders	-		-		(384,812)		(393,534)
Total	24,601,495	100.0%	21,804,241	100.0%	28,448,738	100.0%	25,075,601	100.0%

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – December 31, 2018       31

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

1.            General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, capitalization, consumer finance, payroll credit, digital platforms, management and recovery of non-performing loans and private pension. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.            Presentation of Financial Statements

The financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Bazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 15 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

•         Santander Paraty QIF PLC (Santander Paraty) (5);

•         Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

•         Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

•         Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobi) (4);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (6);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo   Investimento Ipanema NPL V) (7); and

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (8).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 15) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio floorplan to the Fund, and holds 100% of its subordinated shares. This Fund buys exclusively credit portfolio from Banco RCI Brasil S.A.

(3)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(4)     Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments. The Extraordinary General Meeting held on October 30, 2018 approved the change of the name of BRL V - Fundo de Investimento Imobiliário – FII to Prime 16 – Fundo de Investimento Imobiliário.

                     Individual and Consolidated Financial Statements – December 31, 2018       32

(5)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6)     This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual Securitizadora) (Note 15), company controlled by the Bank, holds 100% of the fund´s shares.

(7)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Securitizadora (Notes 15 and 37.c).

(8)     This fund started to be consolidated in November 2018 and is indirectly controlled by Banco Bandepe S.A. (Nota 15).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities have been eliminated  were removed and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates and assumptions are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the exercise ended December 31, 2018 at the meeting held on January 29, 2019.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended on December 31, 2018 were disclosed simultaneously, at the website www.santander.com.br/ri.

3.            Significant Accounting Practices

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes earned or incurred through the balance sheet on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2017. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•         Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•         Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

                     Individual and Consolidated Financial Statements – December 31, 2018       33

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as advance in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

     I.   Trading securities;

    II.   Available-for-sale securities; and

   III.   Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)   The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)   A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, by Bank´s  will, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

                     Individual and Consolidated Financial Statements – December 31, 2018       34

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

 I.    Fair value hedge; and

II.    Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the increase or decrease in their amount are recorded in the income statement for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)     Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)     Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)     Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit operations sold with substancial risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

                     Individual and Consolidated Financial Statements – December 31, 2018       35

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit or loss in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The amortization of goodwill from Banco Real was completed in October 2017.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being estimated based on the actuarial calculations for traditionals types of plans.

• Provision of Related Expenses (PDR)

The PDR is estimated in order to cover expected values related to claims expenses. For structured plans in the financial regime of simple sharing and allocation of cover capital, the provision covers the expenses, applicable and not applicable, related to the settlement of claims or benefits, due to claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

                     Individual and Consolidated Financial Statements – December 31, 2018       36

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of each plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

It covers the values relating to redemption to regularize, the return of contributions, awards or the requested portability that for whatever reason have not been made yet.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•       Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

•       Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•       Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•       Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses recognized (actuarial deficit) will not occur, with the counterparty in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

                     Individual and Consolidated Financial Statements – December 31, 2018       37

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses (Note 28).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

                     Individual and Consolidated Financial Statements – December 31, 2018       38

The relevant details of the nature of these compound instruments issued are described in Note 21.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 23.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance and capitalization companies was raised from 15% to 20% for the period between September,1st  2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015). From 2019, onwards the Social Contribution tax rate comes back to 15%.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Impairment

The financial and non-financial assets are measured at the end of each exercise in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

                     Individual and Consolidated Financial Statements – December 31, 2018       39

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent.

w) Financial Guarantees

Resolution CMN 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically. Provisions related to financial guarantees rendered before January 1, 2017 were recorded as a contra entry to the stockholders' equity account, in accordance with the Resolution and Circular Letter mentioned above.

4.            Cash and Cash Equivalents

	Bank			Consolidated
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
Cash	11,358,459	11,148,561	5,513,365	11,629,112	11,234,369	5,723,084
Interbank Investments	14,496,489	11,515,820	12,334,313	13,656,870	11,278,948	12,410,093
Money Market Investments	4,925,769	603,408	1,053,105	4,925,769	673,426	1,129,140
Interbank Deposits	1,702,653	1,498,280	282,753	862,449	1,190,802	282,753
Foreign Currency Investments	7,868,067	9,414,132	10,998,455	7,868,652	9,414,720	10,998,200
Total	25,854,948	22,664,381	17,847,678	25,285,982	22,513,317	18,133,177

                     Individual and Consolidated Financial Statements – December 31, 2018       40

5.            Interbank Investments

Bank
				12/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	34,312,979	11,012,708	-	45,325,687	34,414,303
Own Portfolio	2,247,899	87,771	-	2,335,670	603,271
Financial Treasury Bills - LFT	9,017	-	-	9,017	208,159
National Treasury Bills - LTN	703,522	-	-	703,522	120,795
National Treasury Notes - NTN	1,535,360	87,771	-	1,623,131	274,317
Third-party Portfolio	10,373,748	4,299,736	-	14,673,484	6,399,379
National Treasury Bills - LTN	2,711,431	1,076,167	-	3,787,598	621,726
National Treasury Notes - NTN	7,662,317	3,223,569	-	10,885,886	5,777,653
Sold Position	21,691,332	6,625,201	-	28,316,533	27,411,653
National Treasury Bills - LTN	8,662,141	1,411,380	-	10,073,521	2,364,179
National Treasury Notes - NTN	13,029,191	5,213,821	-	18,243,012	25,047,474
Interbank Deposits	7,363,256	25,907,675	28,031,980	61,302,911	49,067,638
Foreign Currency Investments	7,868,067	-	-	7,868,067	9,414,132
Total	49,544,302	36,920,383	28,031,980	114,496,665	92,896,073
Current				86,464,685	71,055,301
Long-term				28,031,980	21,840,772

Consolidated
				12/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	33,813,119	11,012,708	-	44,825,827	34,484,321
Own Portfolio	2,748,038	87,771	-	2,835,809	6,674,872
Financial Treasury Bills - LFT	9,017	-	-	9,017	208,159
National Treasury Bills - LTN	1,703,521	-	-	1,703,521	811,779
National Treasury Notes - NTN	1,035,500	87,771	-	1,123,271	5,654,934
Third-party Portfolio	9,373,749	4,299,736	-	13,673,485	397,796
National Treasury Bills - LTN	1,711,432	1,076,167	-	2,787,599	760
National Treasury Notes - NTN	7,662,317	3,223,569	-	10,885,886	397,036
Sold Position	21,691,332	6,625,201	-	28,316,533	27,411,653
National Treasury Bills - LTN	8,662,141	1,411,380	-	10,073,521	2,364,179
National Treasury Notes - NTN	13,029,191	5,213,821	-	18,243,012	25,047,474
Interbank Deposits	1,246,990	2,433,820	436,942	4,117,752	2,861,635
Foreign Currency Investments	7,868,652	-	-	7,868,652	9,414,720
Total	42,928,761	13,446,528	436,942	56,812,231	46,760,676
Current				56,375,289	46,240,236
Long-term				436,942	520,440

6.            Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				12/31/2018	12/31/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	46,808,509	1,018,686	-	47,827,195	32,338,759
Government Securities	46,264,785	1,017,339	-	47,282,124	31,689,300
Private Securities	543,724	1,347	-	545,071	649,459
Available-for-Sale Securities	103,117,764	940,705	2,440,502	106,498,971	131,719,036
Government Securities	79,240,817	909,394	2,328,496	82,478,707	81,280,322
Private Securities	23,876,947	31,311	112,006	24,020,264	50,438,714
Held-to-Maturity Securities	11,256,327	-	-	11,256,327	9,578,992
Government Securities	11,256,327	-	-	11,256,327	9,578,992
Total Securities	161,182,600	1,959,391	2,440,502	165,582,493	173,636,787
Derivatives (Assets)	12,919,297	(2,997,074)	(30,593)	9,891,630	11,303,873
Total Securities and Derivatives	174,101,897	(1,037,683)	2,409,909	175,474,123	184,940,660
Current				77,244,185	59,009,344
Long-term				98,229,938	125,931,316
Derivatives (Liabilities)	(11,373,709)	689,742	-	(10,683,967)	(10,408,295)
Current				(3,161,676)	(5,797,638)
Long-term				(7,522,291)	(4,610,657)

                     Individual and Consolidated Financial Statements – December 31, 2018       41

Consolidated
				12/31/2018	12/31/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	52,738,220	1,263,337	-	54,001,557	37,948,110
Government Securities	50,731,658	1,177,460	-	51,909,118	35,973,244
Private Securities	2,006,562	85,877	-	2,092,439	1,974,866
Available-for-Sale Securities	107,722,448	940,705	2,516,649	111,179,802	102,658,804
Government Securities	85,023,872	909,394	2,404,581	88,337,847	84,553,616
Private Securities	22,698,576	31,311	112,068	22,841,955	18,105,188
Held-to-Maturity Securities	11,256,327	-	-	11,256,327	9,578,992
Government Securities	11,256,327	-	-	11,256,327	9,578,992
Total Securities	171,716,995	2,204,042	2,516,649	176,437,686	150,185,906
Derivatives (Assets)	20,929,856	(2,968,333)	65,472	18,026,995	21,543,768
Total Securities and Derivatives	192,646,851	(764,291)	2,582,121	194,464,681	171,729,674
Current				90,103,130	74,425,223
Long-term				104,361,551	97,304,451
Derivatives (Liabilities)	(19,545,543)	790,500	(145,360)	(18,900,403)	(20,680,884)
Current				(11,233,680)	(15,943,399)
Long-term				(7,666,723)	(4,737,485)

II) Trading Securities

				Bank			Consolidated
			12/31/2018	12/31/2017			12/31/2018	12/31/2017
		Adjustment				Adjustment
	Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	46,264,785	1,017,339	47,282,124	31,689,300	50,731,658	1,177,460	51,909,118	35,973,244
Financial Treasury Bills - LFT	2,158,400	262	2,158,662	1,815,972	5,069,869	748	5,070,617	4,524,911
National Treasury Bills - LTN	15,460,746	172,825	15,633,571	6,583,643	15,460,746	172,825	15,633,571	6,583,643
National Treasury Notes - NTN A	263,115	(35,543)	227,572	212,762	263,115	(35,543)	227,572	212,762
National Treasury Notes - NTN B	16,450,568	491,728	16,942,296	15,300,758	16,787,075	513,028	17,300,103	15,660,246
National Treasury Notes - NTN C	1,709	74	1,783	1,672	1,220,050	138,409	1,358,459	1,217,189
National Treasury Notes - NTN F	11,420,020	384,523	11,804,543	7,555,440	11,420,576	384,523	11,805,099	7,555,440
Agricultural Debt Securities - TDA	122,801	3,718	126,519	152,341	122,801	3,718	126,519	152,341
Brazilian Foreign Debt Notes	387,426	(248)	387,178	66,712	387,426	(248)	387,178	66,712
Private Securities	543,724	1,347	545,071	649,459	2,006,562	85,877	2,092,439	1,974,866
Shares	4,457	(246)	4,211	249	505,363	84,284	589,647	236,635
Investment Fund Shares	131,182	(654)	130,528	84,271	654	(654)	-	1,075,028
Investment Fund Real Estate	-	-	-	-	625	-	625	48,246
Debentures (1)	271,251	3,737	274,988	393,716	1,157,729	3,737	1,161,466	443,734
Certificates of Real Estate Receivables - CRI	-	-	-	101,142	-	-	-	101,142
Certificates of Agribusiness Receivables - CRA	136,834	(1,490)	135,344	70,081	136,834	(1,490)	135,344	70,081
Certificates of Time Deposits - CDB	-	-	-	-	205,357	-	205,357	-
Total	46,808,509	1,018,686	47,827,195	32,338,759	52,738,220	1,263,337	54,001,557	37,948,110

Individual and Consolidated Financial Statements – December 31, 2018       42

						Bank
						12/31/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,817,518	5,162,046	11,250,800	26,051,760	47,282,124
Financial Treasury Bills - LFT	-	66,752	-	1,212,391	879,519	2,158,662
National Treasury Bills - LTN	-	3,672,723	2,077,220	5,769,215	4,114,413	15,633,571
National Treasury Notes - NTN A	-	-	793	-	226,779	227,572
National Treasury Notes - NTN B	-	51,042	2,879,939	2,558,198	11,453,117	16,942,296
National Treasury Notes - NTN C	-	-	6	1,777	-	1,783
National Treasury Notes - NTN F	-	1,010,255	-	1,436,557	9,357,731	11,804,543
Agricultural Debt Securities - TDA	-	16,746	50,347	39,913	19,513	126,519
Brazilian Foreign Debt Securities	-	-	153,741	232,749	688	387,178
Private Securities	134,739	17	315	266	409,734	545,071
Shares	4,211	-	-	-	-	4,211
Investment Fund Shares	130,528	-	-	-	-	130,528
Debentures (1)	-	17	54	-	274,917	274,988
Certificates of Agribusiness Receivables - CRA	-	-	261	266	134,817	135,344
Total	134,739	4,817,535	5,162,361	11,251,066	26,461,494	47,827,195

					Consolidated
						12/31/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,141,152	5,162,602	13,186,343	28,419,021	51,909,118
Financial Treasury Bills - LFT	-	390,386	-	3,023,379	1,656,852	5,070,617
National Treasury Bills - LTN	-	3,672,723	2,077,220	5,769,215	4,114,413	15,633,571
National Treasury Notes - NTN A	-	-	793	-	226,779	227,572
National Treasury Notes - NTN B	-	51,042	2,879,939	2,558,198	11,810,924	17,300,103
National Treasury Notes - NTN C	-	-	6	126,332	1,232,121	1,358,459
National Treasury Notes - NTN F	-	1,010,255	556	1,436,557	9,357,731	11,805,099
Agricultural Debt Securities - TDA	-	16,746	50,347	39,913	19,513	126,519
Brazilian Foreign Debt Notes	-	-	153,741	232,749	688	387,178
Private Securities	590,272	17	335	266	1,501,549	2,092,439
Shares	589,647	-	-	-	-	589,647
Investment Fund Real Estate	625	-	-	-	-	625
Debentures (1)	-	17	54	-	1,161,395	1,161,466
Certificates of Agribusiness Receivables - CRA	-	-	261	266	134,817	135,344
Certificates of Time Deposits - CDB	-	-	20	-	205,337	205,357
Total	590,272	5,141,169	5,162,937	13,186,609	29,920,570	54,001,557

III) Available-for-Sale Securities

					Bank
				12/31/2018	12/31/2017

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	79,240,817	909,394	2,328,496	82,478,707	81,280,322
Treasury Certificates - CFT	815	-	192	1,007	884
Securitized Credit	1,331	-	115	1,446	2,005
Financial Treasury Bills - LFT	9,379,283	-	7,817	9,387,100	8,828,177
National Treasury Bills - LTN	35,998,029	357,551	532,036	36,887,616	38,938,892
National Treasury Notes - NTN A	1,329,707	-	110,637	1,440,344	1,245,609
National Treasury Notes - NTN B	8,751,857	-	1,150,931	9,902,788	9,905,894
National Treasury Notes - NTN C	658,951	-	40,826	699,777	647,700
National Treasury Notes - NTN F (4)	19,241,425	551,843	502,019	20,295,287	16,948,927
Spanish Foreign Debt Bonds	3,879,419	-	(16,077)	3,863,342	4,762,234
Private Securities	23,876,947	31,311	112,006	24,020,264	50,438,714
Shares	320	-	(270)	50	46,417
Investment Fund Shares in Participation - FIP (2)	23,074	-	-	23,074	33,368
Investment Fund Shares	1,332,021	-	-	1,332,021	765,519
Investment Fund Real Estate	-	-	-	-	424,255
Debentures (1)	9,859,279	31,311	(19,534)	9,871,056	41,118,859
Eurobonds	2,296,220	-	34,797	2,331,017	-
Promissory Notes - NP	6,522,719	-	102,595	6,625,314	6,119,982
Financial Bills - LF	234,074	-	2,294	236,368	271,967
Certificates of Real Estate Receivables - CRI	158,659	-	(7,041)	151,618	247,176
Rural Product Note - CPR	3,450,581	-	(835)	3,449,746	1,411,171
Total	103,117,764	940,705	2,440,502	106,498,971	131,719,036

Individual and Consolidated Financial Statements – December 31, 2018       43

					Consolidated
					12/31/2018	12/31/2017

		Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities		Cost	Income	Equity	Amount	Amount
Government Securities		85,023,872	909,394	2,404,581	88,337,847	84,553,616
Treasury Certificates - CFT		815	-	192	1,007	884
Securitized Credit		1,331	-	115	1,446	2,005
Financial Treasury Bills - LFT (3)		12,171,976	-	8,158	12,180,134	9,426,219
National Treasury Bills - LTN		36,933,649	357,551	564,495	37,855,695	39,657,224
National Treasury Notes - NTN A		1,329,707	-	110,637	1,440,344	1,245,609
National Treasury Notes - NTN B		8,751,857	-	1,150,931	9,902,788	9,905,894
National Treasury Notes - NTN C		658,951	-	40,826	699,777	647,700
National Treasury Notes - NTN F (4)		21,296,167	551,843	545,304	22,393,314	18,905,847
Spanish Foreign Debt Bonds		3,879,419	-	(16,077)	3,863,342	4,762,234
Private Securities		22,698,576	31,311	112,068	22,841,955	18,105,188
Shares		5,668	-	(270)	5,398	51,764
Investment Fund Shares in Participation - FIP (2)		23,074	-	-	23,074	33,370
Investment Fund Shares		156,306	-	-	156,306	66,399
Investment Fund Real Estate		65,921	-	62	65,983	65,480
Debentures (1)		9,781,145	31,311	(19,534)	9,792,922	9,739,831
Eurobonds		2,296,220	-	34,797	2,331,017	-
Promissory Notes - NP		6,522,719	-	102,595	6,625,314	6,119,982
Foreign Exchange Bills - LC		-	-	-	-	10,426
Financial Bills - LF		234,074	-	2,294	236,368	358,927
Certificates of Real Estate Receivables - CRI		158,659	-	(7,041)	151,618	247,176
Certificates of Time Deposits - CDB		4,209	-	-	4,209	662
Rural Product Note - CPR		3,450,581	-	(835)	3,449,746	1,411,171
Total		107,722,448	940,705	2,516,649	111,179,802	102,658,804

						Bank
						12/31/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,930,686	12,964,109	27,836,038	37,747,874	82,478,707
Treasury Certificates - CFT	-	-	-	583	424	1,007
Securitized Credit	-	206	461	779	-	1,446
Financial Treasury Bills - LFT	-	3,814	-	2,948,227	6,438,873	9,390,914
National Treasury Bills - LTN	-	2,969,269	9,090,816	22,172,285	2,651,432	36,883,802
National Treasury Notes - NTN A	-	-	4,632	-	1,435,712	1,440,344
National Treasury Notes - NTN B	-	45,666	4,858	-	9,852,264	9,902,788
National Treasury Notes - NTN C	-	6,327	-	-	693,450	699,777
National Treasury Notes - NTN F (4)	-	905,404	-	2,714,164	16,675,719	20,295,287
Spanish Foreign Debt Bonds	-	-	3,863,342	-	-	3,863,342
Private Securities	1,332,071	979,160	5,666,345	6,611,189	9,431,499	24,020,264
Shares	50	-	-	-	-	50
Investment Fund Shares in Participation - FIP (2)	-	-	-	-	23,074	23,074
Investment Fund Shares	1,332,021	-	-	-	-	1,332,021
Debentures (1)	-	119,939	1,596,949	2,569,977	5,584,191	9,871,056
Eurobonds	-	-	326,699	-	2,004,318	2,331,017
Promissory Notes - NP	-	623,533	2,181,214	3,245,675	574,892	6,625,314
Financial Bills - LF	-	-	54,308	182,060	-	236,368
Certificates of Real Estate Receivables - CRI	-	24,047	-	120,645	6,926	151,618
Rural Product Note - CPR	-	211,641	1,507,175	492,832	1,238,098	3,449,746
Total	1,332,071	4,909,846	18,630,454	34,447,227	47,179,373	106,498,971

Individual and Consolidated Financial Statements – December 31, 2018       44

					Consolidated
						12/31/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,015,183	12,964,109	31,673,068	39,685,487	88,337,847
Treasury Certificates - CFT	-	-	-	583	424	1,007
Securitized Credit	-	206	461	779	-	1,446
Financial Treasury Bills - LFT (3)	-	88,311	-	4,107,050	7,984,773	12,180,134
National Treasury Bills - LTN	-	2,969,269	9,090,816	23,025,456	2,770,154	37,855,695
National Treasury Notes - NTN A	-	-	4,632	-	1,435,712	1,440,344
National Treasury Notes - NTN B	-	45,666	4,858	-	9,852,264	9,902,788
National Treasury Notes - NTN C	-	6,327	-	-	693,450	699,777
National Treasury Notes - NTN F (4)	-	905,404	-	4,539,200	16,948,710	22,393,314
Spanish Foreign Debt Bonds	-	-	3,863,342	-	-	3,863,342
Private Securities	227,687	979,160	5,274,042	7,189,096	9,171,970	22,841,955
Shares	5,398	-	-	-	-	5,398
Investment Fund Shares in Participation - FIP (2)	-	-	-	-	23,074	23,074
Investment Fund Shares	156,306	-	-	-	-	156,306
Investment Fund Shares	65,983	-	-	-	-	65,983
Debentures (1)	-	119,939	1,204,646	3,147,884	5,320,453	9,972,922
Eurobonds	-	-	326,699	-	2,004,318	2,331,017
Promissory Notes - NP	-	623,533	2,181,214	3,245,675	574,892	6,625,314
Financial Bills - LF	-	-	54,308	182,060	-	236,368
Certificates of Real Estate Receivables - CRI	-	24,047	-	120,645	6,926	151,618
Certificates of Time Deposits - CDB	-	-	-	-	4,209	4,209
Rural Product Note - CPR	-	211,641	1,507,175	492,832	1,238,098	3,449,746
Total	227,687	4,994,343	18,238,151	38,862,164	48,857,457	111,179,802
(1)   In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$7 (12/31/2017 - R$1,838) in securities for trading and R$548,743 (12/31/2017 - R$1,442,684) in available-for-sale securities.

(2)   Investments are carried out at the fair value of the resources Investments that should reflect as market conditions, it is not a moment of their measurement, it is not an initial process of adhesion, presentation of the financial statements or information on the equity of the Fund are disclosed. For the market, the measurement of the fair value of the investments must be established in a consistent and verifiable manner. In cases where you are the investment trustee, the fair value of an entity is not reliably measurable, the cost value can be used until it is practicable to measure the fair value on a reliable basis, and must be disclosed in Note explanatory statement, the reasons that led to the conclusion of the fair value are not reliably measurable, together with a summary of the condensed financial statements of these funds.

(3)   On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(4)   On December 31, 2018, the quantity of 1,040,000 in the amount of R$1,244,672 (12/31/2017 - 1,040,000 in the amount of R$1,090,788) Notes National Treasury - NTN-F, with maturity on January 1, 2025 (12/31/2017 - maturity on  January 1, 2025) are bound by the obligation assumed by Banco Santander to hedge the unamortized reserves Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

				Bank/Consolidated
						12/31/2018
						By Maturity

		Amortized Cost		From 1 to	Over
Held-to-Maturity Securities (1)	12/31/2018	12/31/2017	12 Months	3 Years	3 Years	Total
Government Securities	11,256,327	9,578,992	435,164	1,373,469	9,447,694	11,256,327
National Treasury Notes - NTN A	3,336,462	2,849,352	11,714	-	3,324,748	3,336,462
Brazilian Foreign Debt Bonds	7,919,865	6,729,640	423,450	1,373,469	6,122,946	7,919,865
Total	11,256,327	9,578,992	435,164	1,373,469	9,447,694	11,256,327

(1) The fair value of held to maturity securities is R$12,131,544 (12/31/2017 - R$10,587,117).

For the year of 2018, there were no changes in the federal public securities and other securities classified as held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

Individual and Consolidated Financial Statements – December 31, 2018    45

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Income From Fixed-Income Securities (1)	20,718,339	19,405,124	20,556,467	15,088,131
Income From Interbank Investments	8,798,968	9,058,668	4,452,931	4,650,152
Income From Variable-Income Securities	(67,561)	(233,631)	(70,963)	(12,459)
Financial Income of Pension and Capitalization	-	-	141,498	138,626
Provision for Impairment Losses (2)	(622,866)	(848,958)	(622,866)	(881,262)
Others (3)	(652,592)	102,474	(674,888)	115,475
Total	28,174,288	27,483,677	23,782,179	19,098,663

(1) Includes exchange variation income in the amount of R$4,007,403 in the Bank and Consolidated (2017 – expense of R$109,086 in the Bank and R$65,795 in the Consolidated).

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(3) Includes exchange variation expense in the amount of R$727,225 in the Bank and Consolidated, and net valuation of quotas of investment funds and participation.

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

Individual and Consolidated Financial Statements – December 31, 2018    46

I) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			12/31/2018			12/31/2017
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	998,382	(1,359,406)	-	1,615,516	1,051,711
Assets	130,803,058	46,814,992	46,743,076	148,017,969	57,881,622	57,391,575
CDI (Interbank Deposit Rates)	42,677,740	25,037,700	24,982,266	42,608,262	22,374,055	22,364,285
Fixed Interest Rate - Real	30,281,235	-	-	31,745,948	-	-
Indexed to Price and Interest Rates	2,581,215	-	-	5,709,977	-	-
Foreign Currency	55,209,468	21,777,292	21,760,810	67,895,932	35,507,567	35,027,290
Others	53,400	-	-	57,850	-	-
Liabilities	129,804,676	(45,816,610)	(48,102,482)	146,402,453	(56,266,106)	(56,339,864)
CDI (Interbank Deposit Rates)	17,640,040	-	-	20,234,207	-	-
Fixed Interest Rate - Real	53,484,663	(23,203,428)	(25,514,843)	53,035,866	(21,289,918)	(21,419,177)
Indexed to Price and Interest Rates	24,308,601	(21,727,386)	(21,775,017)	40,263,568	(34,553,591)	(34,525,308)
Foreign Currency	33,432,176	-	-	32,388,365	-	-
Others	939,196	(885,796)	(812,622)	480,447	(422,597)	(395,379)
Options	330,078,421	1,303	69,068	187,690,913	208,446	146,692
Purchased Position	146,586,573	528,822	558,123	86,278,377	520,456	489,458
Call Option - Foreign Currency	14,518,058	268,629	239,079	9,403,298	214,347	172,591
Put Option - Foreign Currency	8,893,620	135,576	90,736	5,097,595	65,569	42,486
Call Option - Other	1,313,613	25,710	7,378	1,230,140	15,083	5,203
Interbank Market	639,488	10,543	4,537	1,185,310	7,021	389
Others (2)	674,125	15,167	2,841	44,830	8,062	4,814
Put Option - Other	121,861,282	98,907	220,930	70,547,344	225,457	269,178
Interbank Market	121,800,897	90,997	217,726	70,295,282	216,914	257,944
Others (2)	60,385	7,910	3,204	252,062	8,543	11,234
Sold Position	183,491,848	(527,519)	(489,055)	101,412,536	(312,010)	(342,766)
Call Option - Foreign Currency	7,615,856	(124,442)	(101,034)	5,638,163	(113,031)	(117,160)
Put Option - Foreign Currency	12,160,912	(276,500)	(169,431)	5,952,678	(98,395)	(80,195)
Call Option - Other	29,907,415	(21,381)	(22,063)	19,260,781	(33,135)	(15,115)
Interbank Market	29,609,298	(10,574)	(13,195)	19,151,110	(17,837)	(515)
Others (2)	298,117	(10,807)	(8,868)	109,671	(15,298)	(14,600)
Put Option - Other	133,807,665	(105,196)	(196,527)	70,560,914	(67,449)	(130,296)
Interbank Market	133,719,046	(93,269)	(179,841)	70,494,622	(54,376)	(126,743)
Others (2)	88,619	(11,927)	(16,686)	66,292	(13,073)	(3,553)
Futures Contracts	288,958,465	-	-	161,679,490	-	-
Purchased Position	85,897,286	-	-	54,759,916	-	-
Exchange Coupon (DDI)	20,590,068	-	-	9,616,936	-	-
Interest Rates (DI1 and DIA)	32,498,065	-	-	26,456,303	-	-
Foreign Currency	32,456,813	-	-	16,733,437	-	-
Indexes (3)	352,340	-	-	1,734,205	-	-
Treasury Bonds/Notes	-	-	-	219,035	-	-
Sold Position	203,061,179	-	-	106,919,574	-	-
Exchange Coupon (DDI)	146,948,795	-	-	55,016,928	-	-
Interest Rates (DI1 and DIA)	54,119,810	-	-	51,135,994	-	-
Foreign Currency	1,992,574	-	-	745,849	-	-
Indexes (3)	-	-	-	20,803	-	-
Forward Contracts and Others	90,906,932	1,907,981	370,463	47,797,322	(920,582)	(261,637)
Purchased Commitment	38,662,360	(3,569,322)	618,568	23,479,857	(3,607,256)	619,808
Currencies	38,095,625	(3,569,571)	618,980	21,525,220	(3,606,223)	618,006
Others	566,735	249	(412)	1,954,637	(1,033)	1,802
Sell Commitment	52,244,572	5,477,303	(248,105)	24,317,465	2,686,674	(881,445)
Currencies	51,958,529	5,470,937	(252,160)	22,096,104	2,688,198	(877,864)
Others	286,043	6,366	4,055	2,221,361	(1,524)	(3,581)

Individual and Consolidated Financial Statements – December 31, 2018       47

					Consolidated
			12/31/2018			12/31/2017
			Trading			Trading
	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	-	(848,521)	(1,360,894)	-	2,453,547	1,072,977
Assets	177,288,868	64,135,648	44,557,490	202,464,902	56,082,202	57,679,172
CDI (Interbank Deposit Rates)	36,190,014	24,388,416	24,337,807	33,673,210	17,009,034	22,794,490
Fixed Interest Rate - Real	47,968,999	-	-	95,700,715	-	-
Indexed to Price and Interest Rates	2,581,215	-	-	5,592,892	-	-
Foreign Currency	90,495,240	39,747,232	20,219,683	67,493,635	39,073,168	34,884,682
Others	53,400	-	-	4,450	-	-
Liabilities	176,440,347	(63,287,127)	(45,918,384)	200,011,355	(53,628,655)	(56,606,195)
CDI (Interbank Deposit Rates)	11,801,598	-	-	16,664,176	-	-
Fixed Interest Rate - Real	88,372,044	(40,403,045)	(23,075,374)	114,357,076	(18,656,361)	(21,687,884)
Indexed to Price and Interest Rates	24,308,601	(21,727,386)	(21,775,017)	40,146,968	(34,554,076)	(34,527,986)
Foreign Currency	50,748,008	-	-	28,420,467	-	-
Others	1,210,096	(1,156,696)	(1,067,993)	422,668	(418,218)	(390,325)
Options	335,073,080	2,863	153,149	190,061,609	210,736	168,035
Purchased Position	149,076,796	514,907	716,936	87,503,833	511,819	553,218
Call Option - Foreign Currency	14,518,058	268,629	239,079	9,369,821	211,870	169,542
Put Option - Foreign Currency	8,893,620	135,576	90,736	5,130,392	65,287	42,389
Call Option - Other	3,118,344	25,710	131,297	1,953,481	15,083	59,219
Interbank Market	639,488	10,543	4,537	1,185,310	7,021	389
Others (2)	2,478,856	15,167	126,760	768,171	8,062	58,830
Put Option - Other	122,546,774	84,992	255,824	71,050,139	219,579	282,068
Interbank Market	121,782,816	77,082	217,726	70,295,282	216,914	257,944
Others (2)	763,958	7,910	38,098	754,857	2,665	24,124
Sold Position	185,996,284	(512,044)	(563,787)	102,557,776	(301,083)	(385,183)
Call Option - Foreign Currency	7,615,856	(124,442)	(101,034)	5,595,163	(112,765)	(117,059)
Put Option - Foreign Currency	12,160,912	(276,500)	(169,431)	5,919,598	(95,764)	(77,145)
Call Option - Other	31,679,919	(21,381)	(66,002)	19,880,180	(25,105)	(35,961)
Interbank Market	29,609,298	(10,574)	(13,195)	19,151,110	(17,837)	(515)
Others (2)	2,070,621	(10,807)	(52,807)	729,070	(7,268)	(35,446)
Put Option - Other	134,539,597	(89,721)	(227,320)	71,162,835	(67,449)	(155,018)
Interbank Market	133,703,672	(77,794)	(179,841)	70,494,622	(54,376)	(126,743)
Others (2)	835,925	(11,927)	(47,479)	668,213	(13,073)	(28,275)

Individual and Consolidated Financial Statements – December 31, 2018       48

Futures Contracts	289,508,200	-	-	161,725,596	-	-
Purchased Position	86,203,734	-	-	54,806,022	-	-
Exchange Coupon (DDI)	20,590,068	-	-	9,616,936	-	-
Interest Rates (DI1 and DIA)	32,690,685	-	-	26,456,303	-	-
Foreign Currency	32,456,813	-	-	16,733,437	-	-
Indexes (3)	466,168	-	-	1,780,311	-	-
Treasury Bonds/Notes	-	-	-	219,035	-	-
Sold Position	203,304,466	-	-	106,919,574	-	-
Exchange Coupon (DDI)	146,948,795	-	-	55,016,928	-	-
Interest Rates (DI1 and DIA)	54,160,203	-	-	51,135,994	-	-
Foreign Currency	1,992,574	-	-	745,849	-	-
Indexes (3)	202,894	-	-	20,803	-	-
Forward Contracts and Others	90,910,841	1,911,891	423,730	47,823,561	(920,582)	(234,069)
Purchased Commitment	38,666,269	(3,565,412)	671,835	23,506,096	(3,607,256)	647,376
Currencies	38,095,625	(3,569,571)	618,980	21,525,220	(3,606,223)	618,007
Others	570,644	4,159	52,855	1,980,876	(1,033)	29,369
Sell Commitment	52,244,572	5,477,303	(248,105)	24,317,465	2,686,674	(881,445)
Currencies	51,958,529	5,470,937	(252,160)	22,096,104	2,688,198	(877,864)
Others	286,043	6,366	4,055	2,221,361	(1,524)	(3,581)

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				12/31/2018	12/31/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	34,296,821	42,437,445	54,068,792	130,803,058	148,017,969
Options	14,636,017	1,086,323	314,356,081	330,078,421	187,690,913
Futures Contracts	-	-	288,958,465	288,958,465	161,679,490
Forward Contracts and Others	39,024,978	48,641,894	3,240,060	90,906,932	47,797,322

				Consolidated
					Notional
				12/31/2018	12/31/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	34,296,821	32,669,900	110,322,147	177,288,868	202,464,902
Options	14,636,017	1,086,323	319,350,740	335,073,080	190,061,609
Futures Contracts	-	-	289,508,200	289,508,200	161,725,596
Forward Contracts and Others	39,024,978	48,641,894	3,243,969	90,910,841	47,823,561

(1) Includes operations that have counterpart B3 S.A. - Brazil, Stock Exchange, Counter (B3) and other stock and commodity exchanges.

Individual and Consolidated Financial Statements – December 31, 2018       49

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				12/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	14,251,761	45,603,348	70,947,949	130,803,058	148,017,969
Options	61,327,500	218,070,780	50,680,141	330,078,421	187,690,913
Futures Contracts	159,064,904	67,270,572	62,622,989	288,958,465	161,679,490
Forward Contracts and Others	40,186,310	31,251,475	19,469,147	90,906,932	47,797,322

				Consolidated
					Notional
				12/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	12,347,864	71,030,479	93,910,525	177,288,868	202,464,902
Options	63,376,042	220,982,952	50,714,086	335,073,080	190,061,609
Futures Contracts	159,221,909	67,578,078	62,708,213	289,508,200	161,725,596
Forward Contracts and Others	40,186,310	31,255,384	19,469,147	90,910,841	47,823,561

IV) Derivatives Financial Instruments by Trade Market

				Bank
				Notional
			12/31/2018	12/31/2017
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	39,880,578	90,922,480	130,803,058	148,017,969
Options	307,677,985	22,400,436	330,078,421	187,690,913
Futures Contracts	288,958,465	-	288,958,465	161,679,490
Forward Contracts and Others	323,413	90,583,519	90,906,932	47,797,322

			Consolidated
				Notional
			12/31/2018	12/31/2017
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	39,880,578	137,408,290	177,288,868	202,464,902
Options	307,644,530	27,428,550	335,073,080	190,061,609
Futures Contracts	289,508,200	-	289,508,200	161,725,596
Forward Contracts and Others	323,413	90,587,428	90,910,841	47,823,561

(1) Includes amount traded with the B3.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Individual and Consolidated Financial Statements – December 31, 2018       50

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

		Bank/Consolidated
		12/31/2018

	Nominal Value
	Retained Risk	Nominal Value
	Total Rate of Return Swap	Transferred Risk -
		Credit Swap
Credit Swaps	1,959,128	416,541
Total	1,959,128	416,541

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$1,288.

The effect in the Required Stockholders' Equity of the risk received was R$84,487.

During the period there was no occurrence of credit event related to the events generated by the contracts.

				Bank/Consolidated
				12/31/2018

	Up to	From 3 to	Over
Maximum Potential for Future Payments - Gross	3 Months	12 Months	12 Months	Total
Per Instrument
CDS	1,959,128	-	-	1,959,128
Total				-
Per Risk Classification
Below Investment Grade	1,959,128	-	-	1,959,128
Total				-
Per Reference Entity
Brazilian Government	1,959,128	-	-	1,959,128
Total				-

Individual and Consolidated Financial Statements – December 31, 2018       51

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge instruments by index are as follows:

a) Market Risk Hedge

						Bank
			12/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	51,897	(88,448)	(36,551)	(34,008)	(101,922)	(135,930)
Assets	2,296,697	23,354	2,320,051	928,656	(23,408)	905,248
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	-	-	-	8,422	320	8,742
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	2,137,250	24,411	2,161,661	715,457	(23,585)	691,872
CDI (Interbank Deposit Rates) (5)	159,447	(1,057)	158,390	204,777	(143)	204,634
Liabilities	(2,244,800)	(111,802)	(2,356,602)	(962,664)	(78,514)	(1,041,178)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(191,789)	(10,030)	(201,819)	(209,554)	(16,303)	(225,857)
CDI (Interbank Deposit Rates) (1) (2)	(1,675,582)	(63,971)	(1,739,553)	(453,018)	(21,380)	(474,398)
Fixed Interest Rate - Real (3)	(56,487)	(1,685)	(58,172)	(23,006)	(3,838)	(26,844)
Indexed by Foreign Currency - Fixed Interest - Euro (4)	(320,942)	(36,116)	(357,058)	(277,086)	(36,993)	(314,079)
Hedge Object Assets	2,082,608	120,074	2,202,682	967,370	78,520	1,045,890
Lending Operation (Note 8.e)	1,262,097	88,556	1,350,653	841,841	78,075	919,916
CDI (Interbank Deposit Rates) (2)	726,249	40,150	766,399	335,670	16,401	352,071
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	190,471	10,019	200,490	208,527	16,416	224,943
Indexed by Foreign Currency - Euro (4)	313,847	36,854	350,701	280,467	41,358	321,825
Interest Rate - Real (3)	31,530	1,533	33,063	17,177	3,900	21,077
Available-for-Sale Securities	820,511	31,518	852,029	125,529	445	125,974
Promissory Notes - PN
CDI (Interbank Deposit Rates) (1) (2)	783,860	28,046	811,906	119,538	354	119,892
Interest Rate - Real (3)	36,651	3,472	40,123	5,991	91	6,082

					Consolidated
			12/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	20,787	(118,807)	(98,020)	(35,011)	(95,672)	(130,683)
Assets	4,342,218	56,633	4,398,851	2,992,712	12,954	3,005,666
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	-	-	-	8,422	320	8,742
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	2,137,250	24,411	2,161,661	715,457	(23,585)	691,872
CDI (Interbank Deposit Rates) (5) (8)	1,723,572	(1,057)	1,722,515	1,818,723	(357)	1,818,366
Indexed by Foreign Currency - Euro (6) (7)	481,396	33,279	514,675	450,110	36,576	486,686
Liabilities	(4,321,431)	(175,440)	(4,496,871)	(3,027,723)	(108,626)	(3,136,349)
Indexed by Foreign Currency - US Dollar (6)	(284,686)	(16,325)	(301,011)	(241,806)	(20,109)	(261,915)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(191,789)	(10,030)	(201,819)	(209,554)	(16,303)	(225,857)
CDI (Interbank Deposit Certificates) (1) (2)	(1,675,582)	(63,971)	(1,739,553)	(453,018)	(21,380)	(474,398)
Fixed Interest Rate - Real (3) (8)	(1,657,958)	(43,801)	(1,701,759)	(1,640,730)	22	(1,640,708)
Indexed by Foreign Currency - Colombian Peso (7)	(190,474)	(5,197)	(195,671)	(205,529)	(13,863)	(219,392)
Indexed by Foreign Currency - Euro (4)	(320,942)	(36,116)	(357,058)	(277,086)	(36,993)	(314,079)

Individual and Consolidated Financial Statements – December 31, 2018       52

Hedge Object
Assets	4,250,394	84,343	4,334,737	3,049,206	77,623	3,126,829
Lending Operation (Note 8.e)	1,750,679	89,935	1,840,614	1,302,830	79,496	1,382,326
CDI (Interbank Deposit Rates) (2)	726,249	40,150	766,399	335,670	16,401	352,071
Indexed by Foreign Currency - US Dollar (6)	298,088	1,315	299,403	284,101	4,319	288,420
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	190,471	10,019	200,490	208,527	16,416	224,943
Indexed by Foreign Currency - Colombian Peso (7)	190,494	64	190,558	176,888	(2,898)	173,990
Indexed by Foreign Currency - Euro (4)	313,847	36,854	350,701	280,467	41,358	321,825
Interest Rate - Real (3)	31,530	1,533	33,063	17,177	3,900	21,077
Available-for-Sale Securities	2,499,715	(5,592)	2,494,123	1,746,376	(1,873)	1,744,503
Promissory Notes - PN	820,511	31,518	852,029	125,529	445	125,974
CDI (Interbank Deposit Rates) (1) (2)	783,860	28,046	811,906	119,538	354	119,892
Interest Rate - Real (3)	36,651	3,472	40,123	5,991	91	6,082
National Treasury Notes - NTN F (8)	1,679,204	(37,110)	1,642,094	1,620,847	(2,318)	1,618,529

					Bank/Consolidated
					12/31/2018	12/31/2017
					Notional	Notional
Hedge instruments
Futures Contracts					34,513,380	22,206,615
Interest Rate (DI1 and DIA)					33,861,121	22,206,615
Indexed to price Index - IPCA (DAP)					652,259	-

					Bank/Consolidated
			12/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object
Assets	34,863,758	905,705	35,769,463	24,415,397	364,434	24,779,831
Securities - Available for Sale
Public Titles	34,287,055	874,393	35,161,448	24,415,397	364,434	24,779,831
National Treasury Bills - LTN	24,293,635	357,330	24,650,965	13,674,321	219,611	13,893,932
National Treasury Notes - NTN F	9,993,420	517,063	10,510,482	10,741,076	144,823	10,885,899
Private Titles	576,703	31,312	608,015	-	-	-
Debentures	576,703	31,312	608,015	-	-	-

(1) In the Bank and Consolidated, obligations over instruments whose hedged items are securities represented by promissory notes indexed in certificates of interbank deposits (CDI) with market value of R$811,906 (12/31/2017 - R$109,538).

(2) In the Bank and Consolidated, these are obligations over instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$766,399 (12/31/2017 - R$352,071) and in December 31, 2017,  promissory notes in the amount of R$10,354.

(3) In the Bank and Consolidated, these are obligations over instruments whose hedged items are securities represented by promissory notes indexed to Real interest rates with market value of R$40,123 (12/31/2017 - R$6,082) and credit operations in the amount of R$33,063 (12/31/2017 - R$21,077).

(4) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest euro at the market value of R$350,701 (12/31/2017 - R$321,825).

(5) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest US dollar in the market value of R$200,490 (12/31/2017 - R$224,943).

(6) In the Consolidated, these are obligations over instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$299,403 (12/31/2017 - R$288,420).

Individual and Consolidated Financial Statements – December 31, 2018    53

(7) In the Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$190,558 (12/31/2017 - R$173,990).

(8) In the Consolidated, these are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,642,094 (12/31/2017 - 1,618,529).

The analysis of the effectiveness of these operations is in accordance with Bacen Circular Letter 3,082/2002.

b) Cash Flow Hedge

						Bank
			12/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	195,970	(30,593)	165,377	123,428	(28,686)	94,742
Assets	1,421,015	(122,594)	1,298,421	1,174,656	(36,590)	1,138,066
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,255,624	(123,696)	1,131,928	1,035,029	(42,150)	992,879
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	165,391	1,102	166,493	139,627	5,560	145,187
Liabilities	(1,225,045)	92,001	(1,133,044)	(1,051,228)	7,904	(1,043,324)
CDI (Interbank Deposit Rates) (1) (2)	(160,250)	(504)	(160,754)	(142,190)	(5,735)	(147,925)
Indexed by Foreign Currency - Fixed Interest Euro (1)	(1,064,795)	92,505	(972,290)	(909,038)	13,639	(895,399)

					Consolidated
			12/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	89,803	(79,888)	9,915	123,985	(137,361)	(13,376)
Assets	7,586,138	5,531	7,591,669	6,011,762	116,754	6,128,516
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,255,624	(123,696)	1,131,928	1,035,029	(42,150)	992,879
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	165,391	1,102	166,493	139,627	5,560	145,187
Indexed by Foreign Currency - Euro (3)	1,011,655	111,124	1,122,779	1,088,569	134,435	1,223,004
CDI (Interbank Deposit Rates) (4)	5,153,468	17,001	5,170,469	3,748,537	18,909	3,767,446
Liabilities	(7,496,335)	(85,419)	(7,581,754)	(5,887,777)	(254,115)	(6,141,892)
CDI (Interbank Deposit Rates) (1) (2)	(160,250)	(504)	(160,754)	(142,190)	(5,735)	(147,925)
Indexed by Interest Rate - Pré Real (1) (4)	(5,269,332)	(109,646)	(5,378,978)	(3,809,809)	(131,127)	(3,940,936)
Indexed by Foreign Currency - Fixed Interest - Euro (1)	(1,064,795)	92,505	(972,290)	(909,038)	13,639	(895,399)
Indexed by Foreign Currency - Dollar (3)	(1,001,958)	(67,774)	(1,069,732)	(1,026,740)	(130,892)	(1,157,632)

Individual and Consolidated Financial Statements – December 31, 2018    54

			Bank/Consolidated
			12/31/2018	12/31/2017
			Notional	Notional
Hedge Instruments
Future Contracts			44,541,938	60,299,595
Trade Finance Operations (5)			44,000,952	54,995,334
Foreign Currency - Dollar			9,408,707	3,362,582
Interest Rates (DI1 and DIA)			21,981,748	32,344,276
Interest Rates DDI1			12,610,496	19,288,476
Securities (6)			540,987	5,304,261
Interest Rates (DI1 and DIA)			540,987	5,304,261

		Bank	Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Hedge Object - Cost
Asset	18,691,612	24,652,963	19,678,934	25,697,292
Lending Operations
Import and Export Credit and Financing (3) (5)	9,511,028	7,632,915	10,113,706	8,295,191
Lending Operations (2) (3) (5)	6,319,469	9,590,587	6,704,113	9,972,640
Other Receivables (5)	-	354,315	-	354,315
Securities
Available-for-Sale Securities - Promissory Notes - NP (2) (5)	1,653,969	1,194,266	1,653,969	1,194,266
Available for Sale - Public Securities - Financial Treasury - LFT (6)	312,815	5,071,220	312,815	5,071,220
Held to Maturity - Securities Foreign Debt Bonds (1)	894,331	809,660	894,331	809,660
Liabilities	-	-	(5,736,152)	(4,130,347)
Money Market Funding and Borrowings and Onlendings
Deposits
Certificates of Interbank Deposit - CDI (4)	-	-	(1,297,581)	(333,343)
Real Estate Credit, Mortgage, Credit and Similar
Exchange Acceptances
Exchange Treasury Bills - LC (4)	-	-	(1,984,329)	(763,103)
Real Estate Credit, Mortgage, Credit and Similar
Financial Treasury Bills - LF (4)	-	-	(2,454,242)	(3,033,901)

(1) In the Bank and Consolidated, operation due April 1, 2021 (12/31/2017 - operation due April 1, 2021), which hedge objects are securities represented by title Brazilian External Debt Bonds.

(2) In the Bank and Consolidated, operations maturing between April 2019 and February 2020 (12/31/2017 - maturing between January 2018 and April 2018), whose objects hedge in 2018 are loan operations and in 2017 are securities represented by promissory notes.

(3) In the Consolidated, operations maturing between January 2019 and October 2022 (12/31/2017 - operations maturing between January 2018 and September 2022), whose objects hedge contracts are loans from lending institutions.

(4) In the Consolidated, operations with maturities between January 2019 and September 2022 (12/31/2017 - operations with maturities between January 2018 and December 2020), whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) In the Bank and Consolidated, operations maturing between February 2019 and December 2028 (12/31/2017 - transactions with maturities between February 2018 and November 2026) and restated amounts of R$16,738,641 (12/31/2017 - R$16,811,747) where the operations are futures in US dollars and futures in DI and DDI when used together the exchange coupon hedges the trade finance operations whose hedge credit operations - export and import credit and financing agreements, loan operations, other credits and securities represented by promissory notes.

(6) In the Bank and Consolidated, operations maturing between September 2020 and March 2023 (12/31/2017 - operation with maturity between March 2021 and March 2023), whose object of hedge are Financial Treasury Bills - LFT, recorded in securities.

In the Bank and in the Consolidated, in the first quarter of 2018, a hedge of futures contracts was contracted that was discontinued in June 2018. The hedge objects were certificates of term deposits - CDB. The mark-to-market effect of these contracts, net of tax effects, and which are posted to stockholders' equity, corresponds to a credit in the amount of R$701, which will be amortized over the next 3 months, from January 2019.

In the Bank and in the Consolidated, the Cash Flow Hedge Futures structure, consisting of futures (DI1F21 and DI1F23) maturing in January 2021 and January 2023, were partially discontinued throughout November 2018. Hedge objects were securities available for sale - Financial Treasury Bills - LFT. The mark-to-market effect of these contracts, net of tax effects, and which are posted in shareholders' equity corresponds to a credit in the amount of R$122,364, of which R$36,846 will be realized against income / expenses in the next twelve months, from January 2019.

In the Bank and Consolidated, the mark-to-market effect of swap and futures contracts corresponds to a credit in the amount of R$76,534 (12/31/2017 – credit of R$116,441) and is recorded in stockholders' equity, net of tax effects, of which R$2,450 (12/31/2017 – R$9,342) will be realized in the next twelve months, from January 2019.

The analysis of the effectiveness of these operations is in accordance with Bacen Circular 3,082/2002. In the year of 2018, expense was recorded in the amount of R$3,981 (2017 – income of R$9,267) referring to the ineffective portion.

Individual and Consolidated Financial Statements – December 31, 2018     55

VII) Derivatives Pledged as Guarantee

The guarantee margin for transactions traded on the B3 (Current Corporate Name of BM&Fbovespa) with derivative financial instruments from own portfolio and third-party portfolio is composed by Brazilian Debt Bonds.

		Bank	Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Financial Treasury Bills - LFT	6,974,085	11,938	7,552,926	708,960
National Treasury Bills - LTN	3,392,893	4,371,286	3,392,886	4,371,286
National Treasury Notes - NTN	682,240	1,003,583	873,134	1,193,315
Total	11,049,218	5,386,807	11,818,946	6,273,561

VIII) Derivatives Recorded in Assets and Liabilities

		Bank	Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Assets
Swap Differentials Receivable	6,806,838	5,700,402	14,730,123	15,848,969
Option Premiums to Exercise	558,123	489,458	716,936	553,218
Forward Contracts and Others	2,526,669	5,114,013	2,579,936	5,141,581
Total	9,891,630	11,303,873	18,026,995	21,543,768
Liabilities
Swap Differentials Payable	8,038,706	4,689,879	16,180,410	14,920,051
Option Premiums Launched	489,055	342,766	563,787	385,183
Forward Contracts and Others	2,156,206	5,375,650	2,156,206	5,375,650
Total	10,683,967	10,408,295	18,900,403	20,680,884

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III follow a phase in schedule, thus enabling the application of the rules gradually until 2019.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading. The banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of December 31, 2018.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(752)	(11,854)	(23,708)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,091)	(15,747)	(31,494)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,229)	(60,518)	(121,036)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,030)	(5,349)	(10,697)
Foreign Currency	Exposures subject to Foreign Exchange	(10,926)	(273,156)	(546,313)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(328)	(2,138)	(4,277)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(4,344)	(45,686)	(91,371)
Shares and Indexes	Exposures subject to Change in Shares Price	(3,028)	(75,711)	(151,422)
Commodities	Exposures subject to Change in Commodity Price	(2)	(42)	(84)
Total (1)		(27,730)	(490,201)	(980,402)

(1) Amounts net of taxes.

Individual and Consolidated Financial Statements – December 31, 2018       56

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(48,576)	(832,528)	(1,658,721)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(22,042)	(364,231)	(551,674)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(37,400)	(475,444)	(948,607)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,721)	(43,693)	(71,662)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(4,241)	(63,970)	(128,421)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,692)	(80,702)	(141,043)
Foreign Currency	Exposures subject to Foreign Exchange	(2,513)	(62,821)	(125,642)
Total (1)		(121,185)	(1,923,389)	(3,625,770)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and share), are considered the greatest losses per risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7.   Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.   Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Lending Operations	184,740,287	171,639,017	244,954,684	221,663,484
Loans and Discounted Titles	98,499,318	90,001,769	111,862,168	101,161,949
Financing	37,823,329	35,104,254	84,652,084	73,829,604
Rural and Agroindustrial - Financing	11,875,591	11,675,791	11,875,591	11,675,791
Real Estate Financing	36,542,049	34,689,048	36,542,049	34,689,048
Securities Financing	-	1,173	-	1,173
Lending Operations Related to Assignment	-	166,982	22,792	305,919
Leasing Operations	-	1	2,573,079	2,597,338
Advances on Foreign Exchange Contracts (Note 9) (1)	6,125,308	5,070,912	6,125,308	5,070,912
Other Receivables (2)	48,120,998	40,147,992	51,696,570	43,309,959
Total	238,986,593	216,857,922	305,349,641	272,641,693
Current	130,310,170	112,042,662	161,520,874	139,930,480
Long-term	108,676,423	104,815,260	143,828,767	132,711,213

(1)   Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2)   Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

Individual and Consolidated Financial Statements – December 31, 2018    57

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during the year of 2018, operations were carried out credit assignment without recourse in the amount of R$847,400 (2017 - R$590,118) and were recorded substantially in loans and discounted securities, classified as F and H risk level.

During the year of 2018, credit assignments without co-obligation, the amount of R$670,698 in the Bank and R$1,675,803 in the Consolidated relating to credit losses.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). On December 31, 2018, the present value of the operations assigned to Banco PSA is R$22,792 (12/31/2017 - R$138,937).

In September 2015, the Bank carried out assignment of credits with co-obligation related to the operations of Funded Participation (Export) in the amount of R$201,706, due in April 2019. In 2018, the loan assignment was settled, the present value of the operations ceded on December 31, 2017 was R$166,982.

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On December 31, 2018, the present value of the divested operations is R$97,104 (12/31/2017 - R$125,478).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

-         Contracts in default for a period exceeding 90 consecutive days;

-         Contracts subject to renegotiation;

-         Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

-         Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer, cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

	Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Overdue	7,851,837	7,589,001	9,513,579	8,706,106
Due to:
Up to 3 Months	74,904,261	58,353,903	85,909,980	68,376,226
From 3 to 12 Months	55,405,909	53,688,759	75,610,894	71,554,254
Over 12 Months	100,824,586	97,226,259	134,315,188	124,005,107
Total	238,986,593	216,857,922	305,349,641	272,641,693

c) Lease Portfolio Operations

	Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Gross Investment in Leasing Operations	-	1	3,089,417	3,088,690
Lease Receivables	-	1	1,975,231	2,059,052
Unrealized Residual Values (1)	-	-	1,114,186	1,029,638
Unearned Income on Lease	-	-	(1,955,086)	(2,037,716)
Offsetting Residual Values	-	-	(1,114,186)	(1,029,638)
Leased Assets	58,307	66,611	6,536,478	6,699,397
Accumulated Depreciation	(58,307)	(66,611)	(3,365,576)	(3,531,301)
Excess Depreciation	22,059	25,957	1,240,627	1,321,640
Losses on Unamortized Lease	-	-	190,790	222,865
Advances for Guaranteed Residual Value	(22,059)	(25,957)	(2,051,422)	(2,138,695)
Other Assets	-	-	2,037	2,096
Total of Lease Portfolio at Present Value	-	1	2,573,079	2,597,338

(1) GuLaranteed residual value of lease agreements, net of advances.

Individual and Consolidated Financial Statements – December 31, 2018       58

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$516,338 (12/31/2017 - R$491,352).

On December 31, 2018 and December 31, 2017, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

	Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Overdue	-	1	9,371	9,716
Due to:
Up to 1 Year	-	-	1,336,888	1,441,341
From 1 to 5 Years	-	-	1,740,022	1,633,057
Over 5 Years	-	-	3,136	4,576
Total	-	1	3,089,417	3,088,690

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Overdue	-	1	8,912	8,538
Due to:
Up to 1 Year	-	-	1,239,421	1,344,466
From 1 to 5 Years	-	-	1,323,324	1,242,339
Over 5 Years	-	-	1,422	1,995
Total	-	1	2,573,079	2,597,338

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Private Sector	238,402,463	216,799,022	304,765,355	272,582,793
Industry	50,869,652	55,611,046	52,541,944	57,403,395
Commercial	29,132,915	27,137,523	33,979,959	31,050,058
Financial Institutions	1,578,981	1,152,604	1,585,364	1,156,855
Services and Other (1)	33,881,582	32,461,007	37,053,132	35,492,891
Individuals	119,869,007	97,946,270	176,520,693	144,942,407
Credit Cards	30,892,254	24,420,815	30,892,254	24,420,815
Mortgage Loans	32,438,358	28,112,463	32,438,358	28,112,463
Payroll Loans	20,976,692	15,497,855	33,782,238	25,616,252
Financing and Vehicles Lease	2,213,470	1,835,375	43,528,359	36,227,482
Others (2)	33,348,233	28,079,762	35,879,484	30,565,395
Agricultural	3,070,326	2,490,572	3,084,263	2,537,187
Public Sector	584,130	58,900	584,286	58,900
State (3)	560,482	26,241	560,482	26,241
Municipal	23,648	32,659	23,804	32,659
Total	238,986,593	216,857,922	305,349,641	272,641,693

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

(3) Mainly includes working capital operations.

Individual and Consolidated Financial Statements – December 31, 2018       59

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							12/31/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,577,221	-	97,577,221	-	-	-
A	0.5%	70,680,546	-	70,680,546	353,403	263,816	617,219
B	1%	17,262,081	3,256,203	20,518,284	205,183	355,940	561,123
C	3%	19,236,302	2,331,011	21,567,313	647,019	1,051,658	1,698,677
D	10%	8,418,782	2,552,645	10,971,427	1,097,143	-	1,097,143
E	30%	2,368,666	1,656,361	4,025,027	1,207,508	-	1,207,508
F	50%	1,567,663	1,388,291	2,955,954	1,477,977	-	1,477,977
G	70%	598,233	1,160,961	1,759,194	1,231,436	-	1,231,436
H	100%	3,126,714	5,716,357	8,843,071	8,843,071	-	8,843,071
Total		220,836,208	18,061,829	238,898,037	15,062,740	1,671,414	16,734,154

							Bank
							12/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	82,161,883	-	82,161,883	-	-	-
A	0.5%	80,068,069	-	80,068,069	400,340	297,689	698,029
B	1%	14,449,689	1,547,327	15,997,016	159,970	264,618	424,588
C	3%	9,306,222	1,799,710	11,105,932	333,178	733,441	1,066,619
D	10%	7,794,981	1,988,601	9,783,582	978,358	157,214	1,135,572
E	30%	2,429,455	1,656,825	4,086,280	1,225,884	-	1,225,884
F	50%	1,605,399	1,892,247	3,497,646	1,748,823	-	1,748,823
G	70%	798,126	907,666	1,705,792	1,194,055	-	1,194,055
H	100%	3,327,732	5,045,915	8,373,647	8,373,647	-	8,373,647
Total		201,941,556	14,838,291	216,779,847	14,414,255	1,452,962	15,867,217

							Consolidated
							12/31/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	115,358,812	-	115,358,812	-	-	-
A	0.5%	107,768,431	-	107,768,431	538,842	281,900	820,742
B	1%	21,289,830	4,838,249	26,128,079	261,281	355,940	617,221
C	3%	20,577,623	3,667,376	24,244,999	727,350	1,051,658	1,779,008
D	10%	8,823,284	3,164,178	11,987,462	1,198,746	-	1,198,746
E	30%	2,435,111	2,010,053	4,445,164	1,333,549	-	1,333,549
F	50%	1,718,727	1,671,879	3,390,606	1,695,303	-	1,695,303
G	70%	611,648	1,360,348	1,971,996	1,380,397	-	1,380,397
H	100%	3,232,551	6,731,606	9,964,157	9,964,157	-	9,964,157
Total		281,816,017	23,443,689	305,259,706	17,099,625	1,689,498	18,789,123

Individual and Consolidated Financial Statements – December 31, 2018       60

							Consolidated
							12/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	95,785,639	-	95,785,639	-	-	-
A	0.5%	112,295,243	-	112,295,243	561,476	319,088	880,564
B	1%	18,084,843	2,896,661	20,981,504	209,815	264,618	474,433
C	3%	10,672,845	2,984,458	13,657,303	409,719	733,441	1,143,160
D	10%	7,998,220	2,489,277	10,487,497	1,048,749	157,214	1,205,963
E	30%	2,507,129	1,934,230	4,441,359	1,332,408	-	1,332,408
F	50%	1,729,351	2,121,498	3,850,849	1,925,425	-	1,925,425
G	70%	806,133	1,069,806	1,875,939	1,313,157	-	1,313,157
H	100%	3,402,067	5,784,797	9,186,864	9,186,864	-	9,186,864
Total		253,281,470	19,280,727	272,562,197	15,987,613	1,474,361	17,461,974

(1)   Includes current and past-due operations.

(2)   The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3)   The total loan portfolio includes the value of a credit of R$88,556 (12/31/2017 - R$78,075) Bank and R$89,935 (12/31/2017 - R$79,496) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.VI.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Opening Balance	15,867,217	16,780,456	17,461,974	18,332,712
Allowances Recognized	10,605,611	10,135,143	12,684,362	11,778,801
Write-offs	(9,738,674)	(11,048,382)	(11,357,213)	(12,649,539)
Closing Balance	16,734,154	15,867,217	18,789,123	17,461,974
Current	4,926,375	3,953,171	5,790,198	4,652,628
Long-term	11,807,779	11,914,046	12,998,925	12,809,346
Recoveries Credits (1)	1,952,060	2,455,251	2,207,915	2,605,275

(1)  It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$65,394 (2017 - R$169,460) Bank and R$85,903 (2017 - R$132,483) Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Renegotiated Credits	13,811,093	13,155,907	15,021,047	13,655,633
Allowance for Loan Losses	(7,764,696)	(7,744,788)	(8,065,913)	(7,923,051)
Percentage of Coverage on Renegotiated Credits	56.2%	58.9%	53.7%	58.0%

h) Loan Portfolio Concentration

				Consolidated
	12/31/2018		12/31/2017
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	3,679,300	0.9%	4,405,863	1.2%
10 Largest	26,626,231	6.8%	27,307,559	7.7%
20 Largest	42,775,942	10.9%	44,180,854	12.5%
50 Largest	69,956,141	17.9%	70,193,706	19.9%
100 Largest	92,337,154	23.6%	91,342,646	25.9%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

   Individual and Consolidated Financial Statements – December 31, 2018    61

9.            Foreign Exchange Portfolio

	Bank/Consolidated
	12/31/2018	12/31/2017
Assets
Rights to Foreign Exchange Sold	67,730,808	33,464,563
Exchange Purchased Pending Settlement	39,564,763	26,601,130
Advances in Local Currency	(109,179)	(113,998)
Income Receivable from Advances and Importing Financing (Note 8.a)	101,894	86,481
Currency and Documents Term Foreign Currency	85,102	81,049
Total	107,373,388	60,119,225
Current	105,683,300	53,370,513
Long-term	1,690,088	6,748,712
Liabilities
Exchange Sold Pending Settlement	72,067,100	40,516,382
Foreign Exchange Purchased	34,403,569	19,872,398
Advances on Foreign Exchange Contracts (Note 8.a)	(6,125,308)	(5,070,912)
Others	102	62
Total	100,345,463	55,317,930
Current	98,835,635	48,664,949
Long-term	1,509,828	6,652,981
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,580,005	1,915,492
Confirmed Export Credits – Foreign Currency	194,823	651,740

10.          Securities Trading and Brokerage

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Assets
Financial Assets and Pending Settlement Transactions	562,324	142,665	569,457	142,825
Clearinghouse Transactions	-	-	107	6,349
Debtors Pending Settlement	179,853	-	455,041	223,318
Stock Exchanges - Guarantee Deposits	110,830	41,997	110,830	41,997
Others (1)	775,356	800,984	775,356	800,984
Total	1,628,363	985,646	1,910,791	1,215,473
Current	1,628,363	985,646	1,910,791	1,215,473
Liabilities
Financial Assets and Pending Settlement Transactions	714,564	73,437	721,169	95,103
Creditors Pending Settlement	105,839	4,269	485,082	183,636
Creditors for Loan of Shares	-	1,194	359,622	321,093
Clearinghouse Transactions	-	-	140,052	1,360
Records and Settlement	1,370	1,971	2,638	3,105
Others	11,725	2,977	11,734	2,977
Total	833,498	83,848	1,720,297	607,274
Current	833,498	83,848	1,720,297	607,274

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

                     Individual and Consolidated Financial Statements – December 31, 2018       62

11.          Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	12/31/2017	Recognition	Realization	12/31/2018
Allowance for Loan Losses	10,448,584	3,944,071	(2,675,397)	11,717,258
Reserve for Legal and Administrative Proceedings - Civil	1,023,947	805,704	(469,980)	1,359,671
Reserve for Tax Risks and Legal Obligations	1,361,741	64,913	(235,588)	1,191,066
Reserve for Legal and Administrative Proceedings - Labor	1,529,085	2,085,519	(1,746,621)	1,867,983
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,318,210	2,865,142	(2,724,207)	2,459,145
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	315,265	68,148	-	383,413
Accrual for Pension Plan (2)	1,356,007	396,391	(642,486)	1,109,912
Profit Sharing, Bonuses and Personnel Gratuities	403,709	592,339	(585,961)	410,087
Other Temporary Provisions (3)	3,065,919	-	(12,871)	3,053,048
Total Tax Credits on Temporary Differences	21,822,467	10,822,227	(9,093,111)	23,551,583
Tax Losses and Negative Social Contribution Bases	548,697	-	(70,169)	478,528
Social Contribution Tax - Executive Act 2,158/2001	521,753	-	(104,289)	417,464
Balance of Recorded Deferred Tax Assets	22,892,917	10,822,227	(9,267,569)	24,447,575
Current	3,340,220			7,502,420
Long-term	19,552,697			16,945,155

				Bank
	12/31/2016	Recognition	Realization	12/31/2017
Allowance for Loan Losses	11,226,152	4,124,494	(4,902,062)	10,448,584
Reserve for Legal and Administrative Proceedings - Civil	783,276	336,398	(95,727)	1,023,947
Reserve for Tax Risks and Legal Obligations	1,380,786	242,498	(261,543)	1,361,741
Reserve for Legal and Administrative Proceedings - Labor	1,060,611	565,742	(97,268)	1,529,085
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,719,237	858,318	(2,259,345)	2,318,210
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	545,119	-	(229,854)	315,265
Accrual for Pension Plan (2)	884,543	471,464	-	1,356,007
Profit Sharing, Bonuses and Personnel Gratuities	363,200	553,508	(512,999)	403,709
Other Temporary Provisions (3)	3,178,827	-	(112,908)	3,065,919
Total Tax Credits on Temporary Differences	23,141,751	7,152,422	(8,471,706)	21,822,467
Tax Losses and Negative Social Contribution Bases	-	548,697	-	548,697
Social Contribution Tax - Executive Act 2,158/2001	641,213	-	(119,460)	521,753
Balance of Recorded Deferred Tax Assets	23,782,964	7,701,119	(8,591,166)	22,892,917
Current	8,234,581			3,340,220
Long-term	15,548,383			19,552,697

					Consolidated
	12/31/2017	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	12/31/2018
Allowance for Loan Losses	11,800,832	3	4,792,125	(3,446,832)	13,146,128
Reserve for Legal and Administrative Proceedings - Civil	1,140,653	-	940,942	(611,059)	1,470,536
Reserve for Tax Risks and Legal Obligations	2,306,576	6,118	136,470	(455,070)	1,994,094
Reserve for Legal and Administrative Proceedings - Labor	1,614,898	31,345	2,217,333	(1,869,381)	1,994,195
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,326,627	-	2,867,287	(2,731,929)	2,461,985
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	369,813	-	68,169	(10,874)	427,108
Accrual for Pension Plan (2)	1,364,252	8,194	397,615	(650,731)	1,119,330
Profit Sharing, Bonuses and Personnel Gratuities	434,604	13,304	641,190	(637,052)	452,046
Other Temporary Provisions (3)	3,292,385	5,302	39,094	(84,323)	3,252,458
Total Tax Credits on Temporary Differences	24,650,640	64,266	12,100,225	(10,497,251)	26,317,880
Tax Loss Carryforwards	973,104	41	151,734	(196,127)	928,752
Social Contribution Tax - Executive Act 2,158/2001	535,899	-	-	(118,436)	417,463
Balance of Recorded Deferred Tax Assets	26,159,643	64,307	12,251,959	(10,811,814)	27,664,095
Current	3,815,576				8,372,900
Long-term	22,344,067				19,291,195

                     Individual and Consolidated Financial Statements – December 31, 2018       63

					Consolidated
	12/31/2016	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	12/31/2017
Allowance for Loan Losses	12,321,090	(181)	4,751,512	(5,271,589)	11,800,832
Reserve for Legal and Administrative Proceedings - Civil	868,273	3,846	408,200	(139,666)	1,140,653
Reserve for Tax Risks and Legal Obligations	2,266,355	14,152	362,370	(336,301)	2,306,576
Reserve for Legal and Administrative Proceedings - Labor	1,124,992	9,201	597,005	(116,300)	1,614,898
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,745,880	-	858,318	(2,277,571)	2,326,627
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	569,194	-	31,628	(231,009)	369,813
Accrual for Pension Plan (2)	886,535	2,605	476,998	(1,886)	1,364,252
Profit Sharing, Bonuses and Personnel Gratuities	386,483	160	585,416	(537,455)	434,604
Other Temporary Provisions (3)	3,434,482	8,368	59,680	(210,145)	3,292,385
Total Tax Credits on Temporary Differences	25,603,284	38,151	8,131,127	(9,121,922)	24,650,640
Tax Loss Carryforwards	508,045	-	603,625	(138,566)	973,104
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	(119,460)	535,899
Balance of Recorded Deferred Tax Assets	26,766,688	38,151	8,734,752	(9,379,948)	26,159,643
Current	9,102,267				3,815,576
Long-term	17,664,421				22,344,067

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins. (2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n. (3) Composed mainly by administrative provisions nature and escrow deposits.

On December 31, 2018, has deferred tax assets not registered in assets in the amount of R$259,824 (12/31/2017 - R$171,228) in the Bank and R$318,155 (12/31/2017 - R$172,108) in the Consolidated, whose expectation of achievement exceeds 10 years.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution 3,059/2002, with the amendments to the Resolution CMN 4,441/2015.

b) Expected Realization of Recorded Deferred Tax Assets

						Bank
						12/31/2018
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	4,092,017	2,480,289	74,377	478,528	377,209	7,502,420
2020	3,938,087	2,377,212	74,377	-	40,255	6,429,931
2021	4,285,655	2,528,368	74,377	-	-	6,888,400
2022	471,701	284,702	12,288	-	-	768,691
2023	506,096	306,965	12,289	-	-	825,350
2024 to 2028	1,217,976	753,362	61,445	-	-	2,032,783
Total	14,511,532	8,730,898	309,153	478,528	417,464	24,447,575

						Consolidated
						12/31/2018
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2019	4,574,450	2,760,200	75,346	585,695	377,209	8,372,900
2020	4,293,639	2,589,699	75,346	103,474	40,254	7,102,412
2021	4,625,277	2,732,298	75,311	65,645	-	7,498,531
2022	515,342	310,789	13,223	69,894	-	909,248
2023	1,003,554	577,853	13,222	11,929	-	1,606,558
2024 to 2028	1,251,538	768,990	61,803	92,115	-	2,174,446
Total	16,263,800	9,739,829	314,251	928,752	417,463	27,664,095

                     Individual and Consolidated Financial Statements – December 31, 2018       64

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Deferred Tax Assets

The present Value of Deferred Tax Assets recorded is R$22.054.923 (12/31/2017 - R$18,489,387) in the Bank and R$24.785.205  (12/31/2017 - R$21,113,682) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Notes and Credits Receivable (Note 8.a)
Credit Cards	25,811,419	20,412,186	25,955,382	20,609,595
Receivables (1)	21,190,997	18,938,486	24,622,606	21,903,044
Rural Product Note (CPR)	-	33,319	-	33,319
Escrow Deposits for:
Tax Claims	5,035,103	4,938,022	6,834,114	7,229,156
Labor Claims	2,038,755	1,711,652	2,155,863	1,788,976
Others	1,154,478	1,123,320	1,361,530	1,277,941
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	525,155	625,924	605,638	707,131
Recoverable Taxes	2,897,838	3,217,676	3,864,816	4,046,543
Receivables - Buyer Services	-	1,445,102	-	15,994
Reimbursable Payments	168,933	202,689	191,469	225,973
Salary Advances/Others	79,297	88,721	141,553	127,785
Employee Benefit Plan (Note 35)	223,302	169,940	273,281	198,188
Debtors for Purchase of Assets (Note 8.a)	472,642	322,378	472,642	322,378
Receivable from Affiliates	32,532	20,542	18,796	1,497
Others	986,999	1,277,469	1,832,436	2,934,724
Total	60,617,450	54,527,426	68,330,126	61,422,244
Current	47,846,548	36,821,967	52,068,793	40,171,446
Long-term	12,770,902	17,705,459	16,261,333	21,250,798

(1)  It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13. Non-Current Assets Held for Sale

On June 30, 2018, The Management of Banco Santander revalued your strategy on the investment in the company Real TJK Empreendimento Imobiliário S.A. (current name for Rojo Entretenimento S.A.),  a company that owns the Teatro Santander, and decided to transfer the company from non-current assets held to sale to associates and subsidiaries (Note 15). On December 31, 2018, the amount of this investment was R$0 (12/31/2017 - R$130,713) in the Bank and Consolidated.

14. Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

   Individual and Consolidated Financial Statements – December 31, 2018    65

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch (3)		Luxembourg Branch (3)	Santander Brasil EFC (3)
	12/31/2018	12/31/2017	12/31/2018	12/31/2018	12/31/2017
Assets	92,861,348	90,036,549	11,193,937	3,588,365	3,144,220
Current and Long-term Assets	92,861,348	90,036,549	11,193,591	3,588,365	3,144,220
Cash	4,810,743	3,590,430	27,433	172,752	67,989
Interbank Investments	18,932,358	14,922,470	2,507,169	1,731,210	1,111,404
Securities and Derivatives Financial Instruments	47,969,178	35,691,013	543,737	62,226	97,652
Lending Operations (1)	13,620,719	18,642,828	8,053,459	1,559,244	1,853,191
Foreign Exchange Portfolio	5,449,633	15,461,077	27,384	-	-
Others	2,078,717	1,728,731	34,409	62,933	13,984
Permanent Assets	-	-	346	-	-
Liabilities	92,861,348	90,036,549	11,193,937	3,588,365	3,144,220
Current and Long-term Liabilities	47,276,437	49,732,979	7,184,013	43,037	95,754
Deposits and Money Market Funding	6,778,080	10,272,902	525,047	29,165	51,421
Funds from Acceptance and Issuance of Securities	4,451,782	1,911,963	-	-	-
Borrowings (2)	16,095,088	19,975,625	6,581,247	-	-
Foreign Exchange Portfolio	5,397,345	15,450,218	27,542	-	-
Debt Instruments Eligible to Compose Capital	9,782,372	-	-	-	-
Others	4,771,770	2,122,271	50,177	13,872	44,333
Deferred Income	136	21	-	14,375	14,878
Stockholders' Equity	45,584,775	40,303,549	4,009,924	3,530,953	3,033,588
Net Income	2,417,025	2,469,434	133,150	96,308	71,401

(1)   Refers mainly to export financing operations.

(2)   Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)   The functional currency is Real (Note 3.b).

   Individual and Consolidated Financial Statements – December 31, 2018     66

15.          Investments in Affiliates and Subsidiaries

					12/31/2018
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (22)	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander CCVM	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (7)	Other Activities	4,687	-	100.00%	100.00%
Getnet S.A.	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)(8)	Recovery of Defaulted Credits	265,419	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	24,500	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (11) (12)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A. (13)	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios) (15)	Other Activities	45,001	-	100.00%	100.00%
Esfera Fidelidade S.A. (21)	Other Activities	10,001	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (9)	Bank	261,359	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.) (14)	In Transformation	50,000	-	-	50.00%
Controlled by Santander Leasing
SI Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil S.A.) (SI DTVM) (16) (24)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	12,591,172	-	-	100.00%

                     Individual and Consolidated Financial Statements – December 31, 2018       67

					12/31/2018
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (8)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (19)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) (19)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.) (20)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1) (10)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (6)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda. (18)	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros (7)
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (3)	Insurance Broker	450	-	-	50.00%
Jointly Controlled by Sancap
Santander Auto S.A. (23)	Other Activities	7,500	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop) (17)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet) (4)	Other Activities	494,625	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (5)	Other Activities	485,350	-	-	100.00%
Controlled by Olé Consignado (9)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

                     Individual and Consolidated Financial Statements – December 31, 2018       68

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	12/31/2018	01/01 to 12/31/2018	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Controlled by Banco Santander
Santander Leasing	5,753,021	325,235	4,520,381	4,577,432	255,505	376,715
Santander Brasil Consórcio	318,115	143,799	318,115	234,316	143,799	97,701
Banco Bandepe S.A.	4,193,144	198,597	4,193,144	3,192,478	198,597	236,054
Banco RCI Brasil S.A.	1,188,957	220,628	474,285	430,930	88,010	74,259
Aymoré CFI	2,191,024	906,976	2,191,024	1,546,130	906,976	582,704
Santander CCVM	595,575	68,198	595,575	564,675	68,198	7,049
Santander Corretora de Seguros	2,556,667	362,292	2,556,667	2,192,359	362,292	163,030
Getnet S.A.	2,165,278	482,763	1,916,271	1,586,109	427,245	375,870
Sancap	435,968	48,750	435,968	394,454	48,750	114,146
Santander Brasil EFC	3,530,953	96,308	3,530,953	3,033,588	96,308	71,401
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	269,655	20,984	269,655	98,638	20,984	(21,362)
Santander Holding Imobiliária S.A.	21,190	(2,696)	21,190	23,885	(2,696)	253
Santander Brasil Tecnologia S.A.	132,607	(3,890)	132,607	-	(3,890)	-
Rojo Entretenimento S.A.	129,916	3,898	122,901	-	3,688	-
BEN Benefícios	43,811	(1,190)	43,811	-	(1,190)	-
Esfera Fidelidade S.A.	9,175	(826)	9,175	-	(826)	-
Controlled by Aymoré CFI
Super Pagamentos	37,047	678	-	-	-	-
Olé Consignado	1,158,519	346,318	-	-	-	-
Banco PSA	310,799	35,828	-	-	-	-
Banco Hyundai Capital Brasil S.A.	102,146	2,166	-	-	-	-
Controlled by Santander Leasing
SI DTVM	359,837	(29,415)	-	-	-	-
Controlled by Sancap
Santander Capitalização	186,353	128,083	-	-	-	-
Evidence Previdência S.A.	208,045	(74,767)	-	-	-	-

                     Individual and Consolidated Financial Statements – December 31, 2018       69

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	12/31/2018	01/01 to 12/31/2018	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	3,849	3,832	-	-	-	-
Controlled by Return Capital Serviços de Recuperação de Créditos S.A.
Return Gestão de Recursos S.A.	829	1,627	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec	75,085	1,989	7,298	7,438	194	1,000
Norchem Participações	52,211	2,240	26,105	25,550	1,120	1,333
EBP	33,216	(9,151)	3,690	4,707	(1,017)	(1,560)
Gestora de Crédito	295,488	(32,328)	59,099	29,512	(6,466)	(4,642)
Campo Grande Empreendimentos Ltda.	-	-	255	255	-	-
Others	-	-	-	-	-	1,824
Controlled by Getnet S.A.
Auttar HUT	17,538	2,539	-	-	-	-
Integry Tecnologia	74,349	1,497	-	-	-	-
Toque Fale	4,574	860	-	-	-	-
Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	9,706	2,464	-	-	-	-
Olé Tecnologia Ltda.	3,793	3,202	-	-	-	-

                     Individual and Consolidated Financial Statements – December 31, 2018       70

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	12/31/2018	01/01 to 12/31/2018	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Affiliate by Banco Santander
Norchem Holdings	96,245	2,690	20,933	20,860	585	1,217
Others	-	-	21,675	-	4,394	-
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.e)	-	-	15,152	-	-	-
Others	-	-	6,523	-	4,394	-
Total Bank	-	-	21,470,777	17,963,316	2,610,560	2,076,992
Jointly Controlled Companies by Banco Santander
Cibrasec	75,085	1,989	7,298	7,438	194	1,000
Norchem Participações	52,211	2,240	26,105	25,550	1,120	1,333
EBP	33,216	(9,151)	3,690	4,707	(1,017)	(1,560)
Gestora de Crédito	295,488	(32,328)	59,099	29,512	(6,466)	(4,642)
Campo Grande Empreendimentos Ltda.	-	-	255	255	-	-

                      Individual and Consolidated Financial Statements – December 31, 2018      71

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	12/31/2018	01/01 to 12/31/2018	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Jointly Controlled Companies Directly or Indirectly by Santander Corretora de Seguros
Webmotors S.A.	148,493	43,751	103,945	28,159	30,625	18,791
TecBan	412,204	(34,976)	81,658	88,587	(6,928)	8,307
PSA Corretora de Seguros	2,410	927	1,206	1,491	464	833
Controlled by Webmotors
Loop	24,316	(5,262)	-	-	-	-
Controlled by TecBan
Tbnet	311,112	(69,116)	-	-	-	-
Controlled by Tebnet
Tbforte	302,340	(70,475)	-	-	-	-
Jointly Controlled by Sancap
Santander Auto S.A.	15,111	111	7,556	-	55	-
Affiliate
Norchem Holdings	96,245	2,690	20,933	20,860	585	1,217
Others			136,803	143,494	280	-
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.e)			15,152	-	-	-
Net Value of the Amortization related to the Completion of the Study of the Purchase Price Allocation (PPA) on the Acquisition of Olé Consigned by Aymoré CFI			13,226	19,481	-	-
Goodwill on the Acquisition of the Shares representing the remaining 50% of the Capital of Super Pagamentos			67,557	78,825	-	-
Final Price Adjustment in the Banco PSA Acquisition.			11,712	13,014	-	-
Goodwill on the Acquisition of 70% of Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.) by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.			24,146	27,163	-	-
Others			5,010	5,011	280	-
Total Consolidated			448,548	350,053	18,912	25,279

(1)     The Bank has a participation of less than 20%, and there is no control block in the company, and business decisions are taken jointly by the stockholders.

(2)     Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com.  Investments PTY LTD (Carsales).

(3)     In accordance with the stockholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(4)     In the stockholders meetings held from January to December 2018, they were approved capital increases in the amount of R$272,623, from R$220,002 to R$494,625, with the issue of 274,623 thousand new shares at nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(5)     In the stockholders meetings held from January to October 2018 they were approved capital increases in the amount of R$272,495, from R$212,855 to R$485,350, with the issue of 272,495 thousand new shares, at the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(6)     Company incorporated in April 14, 2017 and it is in the pre-operational phase. Pursuant to the stockholders' agreement, the control is shared among stockholders who hold 20% of its share capital each (Note 37.h).

(7)     In December 2017, the investment held by Santander Corretora de Seguros in BW Guirapá I S.A. was written off and ceased to be consolidated as of January 1, 2018 (Note 37.f)..

(8)     At the Extraordinary General Meeting held on March 23, 2018, a capital increase of R$150,000 was approved, through the issuance of 145,419,292 (one hundred forty-five million, four hundred nineteen thousand and two hundred ninety-two) new common shares, nominative and without par value, the capital stock of R$120,000 increased to R$270,000. The shares issued in the capital increase were fully subscribed by the stockholder of Banco Santander. In addition, the Extraordinary General Meeting issued the denomination change of the company to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

(9)     All stockholders canceled the General Shareholders' Meeting of December 19, 2017, which approved the increase in the capital stock of Olé Consignado in the amount of R$120,000. On February 9, 2018, stockholders representing the entire share capital of Olé Consignado, meeting at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid up by the stockholders on the date of the AGE in proportion to their respective stockholdings. The Extraordinary Shareholders' Meeting held on February 9, 2018, which approved the capital increase, was approved by the Central Bank in an order dated March 15, 2018.

                     Individual and Consolidated Financial Statements – December 31, 2018       72

(10)   According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018. The Company is in the process of liquidation.

(11)   Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.e).

(12)   At the Extraordinary Shareholders' Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five (45,371,225) common shares, nominative and without par value.

(13)   Investment transferred from non-current assets held for sale (Note 13) in June, 2018.

(14)   The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil SA on December 13, 2018. Aymoré CFI, a wholly-owned subsidiary of Banco Santander , has the effective operational control of the company (Note 37.i).

(15)   Company incorporated in June 11, 2018 (Note 37 d).

(16)   At the EGM held in May 3, 2018, the Company approved its change into a securities distributing company, and the change of its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The change process was approved by Bacen in November 21, 2018.

(17)   Investment acquired in September 25, 2018 (Note 37.c).

(18)   Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A., one of the Company partner. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(19)   At the EGM held in July 12, 2018, was approved the change of its corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Créditos S.A.

(20)   At the EGM held in July 12, 2018, was approved the change of its corporate name of Gestora de Investimentos Ipanema S.A. to Return Gestão de Recursos S.A.

(21)   Company incorporated on August 14, 2018 with the beginning of its activities in November 2018 (Note 37.b).

(22)   At the Extraordinary General Meeting held on December 7, 2018, the capital increase of R$2,000,000 was approved, increasing from R$2,787,689 to R$4,787,689, through the issuance of 1,405,667 (one million , four hundred and five thousand, six hundred and sixty-seven) new common, nominative shares, with no par value. The shareholder Banco Santander subscribed the totality of the new shares issued and paid the shares corresponding to 50% of the capital increase, and the shares subscribed and pending payment will be made within one year from the date of approval of the increase of the capital stock by Bacen.

(23)   Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A. (Note 37.g).

(24)   At an Extraordinary General Meeting held on December 17, 2018, SI Distribuidora de Valores Mobiliários SA approved the change of its corporate name to PI Distribuidora de Títulos e Valores Mobiliários SA. The amendment process was approved by Bacen in January 22, 2019 (Note 37.j).

                     Individual and Consolidated Financial Statements – December 31, 2018       73

16.          Fixed Assets

				Bank
			12/31/2018	12/31/2017
	Cost	Depreciation	Net	Net
Real Estate	2,470,204	(733,070)	1,737,134	1,821,488
Land	653,135	-	653,135	660,006
Buildings	1,817,069	(733,070)	1,083,999	1,161,482
Others Fixed Assets	12,491,165	(8,402,892)	4,088,273	3,983,138
Installations, Furniture and Equipment (1)	3,645,413	(2,073,999)	1,571,414	1,543,269
Data Processing Equipment	3,492,004	(3,046,554)	445,450	492,672
Leasehold Improvements	3,960,488	(2,461,639)	1,498,849	1,558,870
Security and Communication Equipment	812,843	(560,691)	252,152	252,652
Others	580,417	(260,009)	320,408	135,675
Total	14,961,369	(9,135,962)	5,825,407	5,804,626

				Consolidated
			12/31/2018	12/31/2017
	Cost	Depreciation	Net	Net
Real Estate	2,670,804	(760,845)	1,909,959	1,906,499
Land	686,520	-	686,520	692,948
Buildings	1,984,284	(760,845)	1,223,439	1,213,551
Others Fixed Assets	13,816,379	(9,227,846)	4,588,533	4,489,185
Installations, Furniture and Equipment (1)	3,767,556	(2,098,015)	1,669,541	1,629,286
Data Processing Equipment	3,730,988	(3,148,797)	582,191	615,022
Leasehold Improvements	4,026,740	(2,510,700)	1,516,040	1,580,190
Security and Communication Equipment	1,704,616	(1,208,141)	496,475	528,706
Others	586,479	(262,193)	324,286	135,981
Total	16,487,183	(9,988,691)	6,498,492	6,395,684

(1)   In 2018, includes impairment losses (Note 32).

17.          Intangibles

Bank
			12/31/2018	12/31/2017
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	26,419,016	(26,135,542)	283,474	334,961
Other Intangible Assets	9,633,082	(6,337,004)	3,296,078	3,278,886
Acquisition and Development of Software (2)	6,275,092	(4,960,306)	1,314,786	1,543,573
Exclusivity Contracts for Provision of Banking Services	3,036,454	(1,102,916)	1,933,538	1,679,305
Others	321,536	(273,782)	47,754	56,008
Total	36,052,098	(32,472,546)	3,579,552	3,613,847

Consolidated
			12/31/2018	12/31/2017
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,758,074	(27,096,440)	661,634	930,121
Other Intangible Assets	10,264,830	(6,739,012)	3,525,818	3,474,854
Acquisition and Development of Software (2)	6,801,897	(5,284,166)	1,517,731	1,722,229
Exclusivity Contracts for Provision of Banking Services	3,036,454	(1,102,916)	1,933,538	1,679,305
Others	426,479	(351,930)	74,549	73,320
Total	38,022,904	(33,835,452)	4,187,452	4,404,975

(1)  Amortization of goodwill from Banco Real was completed in October 2017, with goodwill to amortized arising from the acquisition of other companies remaining.

(2)  In 2018, includes impairment losses (Note 32).

18.          Funding and Borrowings and Onlendings

                     Individual and Consolidated Financial Statements – December 31, 2018       74

a) Deposits

						Bank
					12/31/2018	12/31/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	20,531,035	-	-	-	20,531,035	17,133,923
Savings Deposits	46,068,346	-	-	-	46,068,346	40,572,369
Interbank Deposits	-	2,759,118	3,448,949	371,457	6,579,524	27,713,333
Time Deposits (1)	86,631	52,726,441	73,447,426	59,647,039	185,907,537	144,548,438
Total	66,686,012	55,485,559	76,896,375	60,018,496	259,086,442	229,968,063
Current					199,067,946	166,797,454
Long-term					60,018,496	63,170,609

						Consolidated
					12/31/2018	12/31/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	18,831,579	-	-	-	18,831,579	17,176,981
Savings Deposits	46,068,346	-	-	-	46,068,346	40,572,369
Interbank Deposits	-	1,222,786	1,471,026	371,594	3,065,406	3,292,122
Time Deposits (1)	86,631	52,445,997	73,289,697	58,275,982	184,098,307	142,480,670
Other Deposits	8,606	-	-	-	8,606	10,001
Total	64,995,162	53,668,783	74,760,723	58,647,576	252,072,244	203,532,143
Current					193,424,668	144,589,321
Long-term					58,647,576	58,942,822

(1)     Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

					Bank
				12/31/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	88,978,220	147,554	183,048	89,308,822	103,917,046
Government Securities	82,277,741	53,316	-	82,331,057	70,014,156
Debt Securities in Issue (1)	21,595	22,798	172,291	216,684	27,293,793
Others	6,678,884	71,440	10,757	6,761,081	6,609,097
Third Parties	15,200,913	-	-	15,200,913	6,259,682
Linked to Trading Portfolio Operations	-	1,138,134	31,302,311	32,440,445	32,530,714
Total	104,179,133	1,285,688	31,485,359	136,950,180	142,707,442
Current				105,464,821	110,346,900
Long-term				31,485,359	32,360,542

					Consolidated
				12/31/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	84,847,623	147,554	183,048	85,178,225	97,173,204
Government Securities	78,147,144	53,316	-	78,200,460	63,270,663
Debt Securities in Issue (1)	21,595	22,798	172,291	216,684	27,293,444
Others	6,678,884	71,440	10,757	6,761,081	6,609,097
Third Parties	14,200,914	-	-	14,200,914	258,099
Linked to Trading Portfolio Operations	-	1,138,135	31,302,310	32,440,445	32,530,714
Total	99,048,537	1,285,689	31,485,358	131,819,584	129,962,017
Current				100,334,226	97,601,475
Long-term				31,485,358	32,360,542

(1) The reduction of total Debt Securities in Issue as of December 31, 2018 as compared to December 31, 2017 is due to the optional acquisition of the Debentures issued by Santander Leasing for its treasury (repurchase process) and also the cancellation of debentures carried out by the Company.

c) Funds from Acceptance and Issuance of Securities

					Bank
				12/31/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	7,741,808	25,567,479	36,496,576	69,805,863	68,253,864
Real Estate Credit Notes - LCI (1)	4,955,147	10,315,796	11,889,041	27,159,984	27,713,875
Agribusiness Credit Notes - LCA (2)	1,896,066	8,176,164	1,852,788	11,925,018	8,854,053
Treasury Bills - LF (3)	890,595	7,075,519	22,754,747	30,720,861	31,685,936
Guaranteed Real Estate Credit Notes - LIG (4)	-	-	303,379	303,379	-
Securities Issued Abroad	3,092,746	501,946	921,955	4,516,647	1,992,881
Eurobonds	3,092,746	501,946	921,955	4,516,647	1,992,881
Funding by Structured Operations Certificates	348,310	1,139,941	1,157,964	2,646,215	1,990,266
Total	11,182,864	27,209,366	38,576,495	76,968,725	72,237,011
Current				38,392,230	50,482,288
Long-term				38,879,874	21,754,723

					Consolidated
				12/31/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	295,972	267,876	755,047	1,318,895	1,177,179
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	7,742,376	27,233,925	38,351,794	73,328,095	71,496,151
Real Estate Credit Notes - LCI (1)	4,955,147	10,315,794	11,889,041	27,159,982	27,713,875
Agribusiness Credit Notes - LCA (2)	1,896,066	8,176,164	1,852,788	11,925,018	8,854,053
Treasury Bills - LF (3)	891,163	8,741,967	24,609,965	34,243,095	34,928,223
Guaranteed Real Estate Credit Notes - LIG (4)	-	-	303,379	303,379	-
Securities Issued Abroad	3,092,746	501,946	921,955	4,516,647	1,992,881
Eurobonds	3,092,746	501,946	921,955	4,516,647	1,992,881
Funding by Structured Operations Certificates	348,310	1,139,941	1,157,964	2,646,215	1,990,266
Total	11,479,404	29,143,688	41,186,760	81,809,852	76,656,477
Current				40,623,092	52,115,435
Long-term				41,490,139	24,541,042

(1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On December 31, 2018, they have maturities between 2019 and 2026.

(2) LCA are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 80.0% and 96.0% of CDI. On December 31, 2018, its maturities dates are between 2019 and 2023 (12/31/2017 - with maturity between 2018 and 2019).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2018, its maturities dates are between 2019 and 2025.

(4) LIG are fixed income securities linked with mortgages and guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. On December 31, 2018, they have maturities until 2021.

                     Individual and Consolidated Financial Statements – December 31, 2018       75

						Bank/Consolidated
					12/31/2018	12/31/2017
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	2017	2018	USD	Zero Coupon to 2.3%	-	1,195,668
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	194,243	165,677
Eurobonds	2017	2024	USD	6.9% to 10.0%	639,275	541,487
Eurobonds	2018	2019	USD	Zero Coupon to 2.9%	855,035	-
Eurobonds	2018	2019	USD	Zero Coupon to 3.5%	19,386	-
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	197,055	-
Eurobonds	2018	2019	USD	LIBOR 1M + 1.50%	34,776	-
Eurobonds	2018	2024	USD	6.9%	1,211,361	-
Eurobonds	2018	2025	USD	5.9%	1,287,821	-
Others					77,695	90,049
Total					4,516,647	1,992,881

d) Money Market Funding Expenses

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Time Deposits (1) (2)	11,684,986	9,776,874	11,687,184	9,711,539
Savings Deposits	2,004,846	2,336,862	2,004,846	2,336,862
Interbank Deposits	693,396	4,488,100	223,331	284,005
Money Market Funding	8,957,850	16,358,420	7,980,271	15,054,086
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	112,006	112,323
Acceptance and Issuance of Securities	7,739,981	6,519,679	8,046,128	6,928,278
Others (3)	549,980	515,016	552,227	517,510
Total	31,631,039	39,994,951	30,605,993	34,944,603

(1) In the Bank and Consolidated, includes the record of interest in the amount of R$778,404 (2017 - R$495,213), related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 21).

(2) Includes exchange variation expenses in the amount of R$2,514,803 in the Bank and Consolidated (2017 – expenses with exchange variation in the amount of R$494,178 in the Bank and R$495,307 in the consolidated).

(3) Includes exchange variation income in the amount of R$33,221 in the Bank and Consolidated (2017 – income with exchange variation in the amount of R$1,384,488 in the Bank and R$1,392,649 in the Consolidated).

                     Individual and Consolidated Financial Statements – December 31, 2018       76

e) Borrowings and Onlendings

						Bank
					12/31/2018	12/31/2017
	Up to 3		From 3 to	Over 12
	Months		12 Months	Months	Total	Total
Domestic Borrowings	-		-	-	-	476,876
Foreign Borrowings	13,434,702		18,562,864	2,308,035	34,305,601	33,966,083
Import and Export Financing Lines	10,169,657		14,568,580	222,359	24,960,596	24,429,157
Other Credit Lines	3,265,045		3,994,284	2,085,676	9,345,005	9,536,926
Domestic Onlendings	1,267,852		2,974,342	9,025,052	13,267,246	16,635,697
Total	14,702,554		21,537,206	11,333,087	47,572,847	51,078,656
Current					36,239,760	39,285,419
Long-term					11,333,087	11,793,237

						Consolidated
					12/31/2018	12/31/2017
	Up to 3		From 3 to	Over 12
	Months		12 Months	Months	Total	Total
Domestic Borrowings	14,217		36,831	45,522	96,570	615,345
Foreign Borrowings	11,704,077		18,562,864	2,308,035	32,574,976	32,855,267
Import and Export Financing Lines	10,169,657	-	14,568,580	222,359	24,960,596	24,429,157
Other Credit Lines	1,534,420		3,994,284	2,085,676	7,614,380	8,426,110
Domestic Onlendings	1,267,852		2,974,342	9,025,052	13,267,246	16,635,697
Total	12,986,146		21,574,037	11,378,609	45,938,792	50,106,309
Current					34,560,183	38,251,690
Long-term					11,378,609	11,854,619

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2022 (12/31/2017 - through 2022) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.5% p.a. to 9.5% p.a. (12/31/2017 - 0.5% p.a. to 9.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19.          Tax and Social Security

                     Individual and Consolidated Financial Statements – December 31, 2018       77

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Deferred Tax Liabilities	2,963,046	2,319,695	3,477,059	2,787,143
Provision for Taxes and Contributions on Income	-	-	320,595	140,439
Taxes Payable	1,199,448	1,084,637	1,846,776	1,942,718
Total	4,162,494	3,404,332	5,644,430	4,870,300
Current	1,370,300	1,555,596	2,353,531	2,585,381
Long-term	2,792,194	1,848,736	3,290,899	2,284,919

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2017	Recognition	Realization	12/31/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)		898,976	-	-	898,976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		1,345,678	622,981	-	1,968,659
Excess Depreciation of Leased Assets		6,490	-	(975)	5,515
Others		68,551	21,345	-	89,896
Total		2,319,695	644,326	(975)	2,963,046

					Bank
		12/31/2016	Recognition	Realization	12/31/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)		965,750	-	(66,774)	898,976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		836,197	509,481	-	1,345,678
Excess Depreciation of Leased Assets		6,777	-	(287)	6,490
Others		575	67,976	-	68,551
Total		1,809,299	577,457	(67,061)	2,319,695

	12/31/2017	Change in the Scope of Consolidation (Note 15)			Consolidated
			Recognition	Realization	12/31/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)	930,483	-	37,123	(4,590)	963,016
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,426,892	-	626,098	(18,436)	2,034,554
Excess Depreciation of Leased Assets	330,592	-	-	(20,429)	310,163
Others	99,176	4,572	68,520	(2,942)	169,326
Total	2,787,143	4,572	731,741	(46,397)	3,477,059
		Change in the Scope of Consolidation (Note 15)			Consolidated
	12/31/2016		Recognition	Realization	12/31/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)	969,321	-	28,369	(67,207)	930,483
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	892,971	-	550,705	(16,784)	1,426,892
Excess Depreciation of Leased Assets	385,127	-	-	(54,535)	330,592
Others	18,172	5,350	86,329	(10,675)	99,176
Total	2,265,591	5,350	665,403	(149,201)	2,787,143
(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

					Bank
					12/31/2018
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2019		196,213	116,625	37,918	350,756
2020		202,463	120,363	37,917	360,743
2021		202,463	120,363	37,917	360,743
2022		151,162	90,686	28,268	270,116
2023		151,161	90,686	28,268	270,115
2024 to 2026		453,484	272,056	84,804	810,344
2027 to 2028		302,322	181,371	56,536	540,229
Total		1,659,268	992,150	311,628	2,963,046

					Consolidated
					12/31/2018
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2019		276,467	126,797	38,631	441,895
2020		285,579	130,536	38,630	454,745
2021		261,076	130,523	38,630	430,229
2022		200,930	95,782	28,982	325,694
2023		200,929	95,782	28,982	325,693
2024 to 2026		554,898	287,344	86,944	929,186
2027 to 2028		320,090	191,563	57,964	569,617
Total		2,099,969	1,058,327	318,763	3,477,059

                     Individual and Consolidated Financial Statements – December 31, 2018        78

20.          Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the proportion defined by CMN Resolution  4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

Bank/Consolidated
					12/31/2018	12/31/2017
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	-	109,572
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	-	409,658
Notes (4)	January - 14	No Maturity (Perpetual)	R$3,000	7,375%	4,906,880	-
Notes (4)	January - 14	January - 14	R$3,000	6,000%	4,978,728	-
Total					9,885,608	519,230
Current					-	519,230

(1)   Subordinated time deposits issued with the payment of interest rate and principal at the end of the term.

(2)   Between December 2017 and May 2018, indexed issuance between 100% and 112% of CDI.

(3)   Between December 2017 and June 2018, indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

(4)   On December 18,2018, The Central Bank of Brazil issued the approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 21).

21.          Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
					12/31/2018	12/31/2017
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1) (5)	January - 14	No Maturity (Perpetual)	R$3.000	7.375%	-	4,189,108
Tier II (2) (5)	January - 14	January - 24	R$3.000	6.000%	-	4,250,447
Tier I (4)	November - 18	No Maturity (Perpetual)	US$1.250	7.250%	4,895,197	-
Tier II (4)	November - 18	November - 28	US$1.250	6.125%	4,887,175	-
Total					9,782,372	8,439,555
Current					9,896,477	114,104
Long-term					9,771,503	8,325,451

(1)   Notes repurchased in 2019; As authorized by the Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(2)   Notes repurchased in 2019; As authorized by the Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(3)   The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

(4)   Interest paid semiannually, as of May 8, 2019.

(5)   On December 18, 2018, The Central Bank of Brazil issued the approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 20).

                     Individual and Consolidated Financial Statements – December 31, 2018       79

On November 5, 2018, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance was in the form of Notes issued in US dollars, US$2.5 billion, for payment in Tier I and Tier II of Reference Equity. The offer of these notes was made outside Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil. On the same date, the Board of Directors approved the redemption of the Tier I and Tier II notes issued on January 29, 2014, in the total amount of U$2,5 billion (Note 26.e).

The specific characteristics of Notes issued to make up Tier I are: (a) Principal: US$1,250 billion (b) Interest Rate: 7.25% p.a; (c) no maturity (perpetual); (d) Periodicity of payment of interest: semiannually from May 8, 2019.

The specific characteristics of Notes issued to make up Tier II are: (a) Principal: US $ 1,250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity Term: on November 8, 2028; and (d) Periodicity of payment of interest: semiannually, as of May 8, 2019.

These instruments were acquired mainly by Banco Santander España (Note 26.e).

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Tier I and Tier II of Banco Santander's Referential Equity, as of that date, as well as the repurchase of the notes issued on January 29, 2014.

On December 18, 2018, the Bank issued approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date, as well as the repurchase of the notes issued on January 29, 2014.

22.          Other Payables – Other

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Provision Technical for Capitalization Operations	-	-	1,874,147	1,864,315
Provision Technical for Pension Operations	-	-	1,797,008	1,587,600
Payables for Credit Cards	24,618,008	20,037,937	37,420,024	30,552,706
Provision for Tax Risks and Legal Obligations (Note 23.b)	4,079,141	4,279,109	6,294,007	6,999,881
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)	6,688,401	5,481,162	7,231,458	5,994,219
Provision for Financial Guarantees (Note 22.a)	201,411	312,373	201,411	312,373
Employee Benefit Plans (Note 35)	3,328,319	3,899,753	3,357,653	3,923,458
Payables for Acquisition of Assets and Rights	21,409	20,974	21,409	20,974
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 23.i)	518,061	616,934	598,544	698,141
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 23.i)	7,094	8,990	7,094	8,990
Accrued Liabilities
Personnel Expenses	1,833,323	1,650,756	2,017,845	1,781,180
Administrative Expenses	338,599	308,372	499,948	487,992
Others Payments	51,307	58,396	132,988	143,100
Creditors for Unreleased Funds	986,678	956,444	986,678	956,444
Provision of Payment Services	548,134	522,365	548,134	522,365
Suppliers	546,702	379,137	1,427,014	1,126,375
Others (1)	4,661,094	2,643,811	6,627,499	4,425,537
Total	48,427,681	41,176,513	71,042,861	61,405,650
Current	23,714,404	26,649,063	41,601,943	40,841,041
Long-term	24,713,277	14,527,450	29,440,918	20,564,609

(1)   As of December 31, 2018, it includes the effects described in Note 35, related to the reduction of present value of actuarial obligations.

                     Individual and Consolidated Financial Statements – December 31, 2018       80

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the Resolution CMN 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of Resolution CMN 4,512/2016.

Bank/Consolidated
		12/31/2018		12/31/2017
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	1,200,293	4,376	339,354	13,080
Linked to Bids, Auctions, Provision of Services or Execution of Works	4,651,584	13,822	3,038,745	17,053
Linked to the Supply of Goods	1,385,573	2,519	1,664,361	4,475
Linked to the Distribution of Securities by Public Offer	129,000	-	565,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	14,083,538	121,620	11,548,131	118,949
Other Guarantees	48,359	928	844	4
Other Bank Guarantees	14,182,366	58,146	15,918,965	142,886
Other Financial Guarantees	2,818,561	-	2,184,684	15,926
Total	38,499,274	201,411	35,260,084	312,373

Changes in Allowances for Financial Guarantees

Bank/Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017
Balance at Beginning (1)	312,373	325,957
Constitution (Note 31)	20,406	184,300
Reversal (2) (Note 31)	(131,368)	(197,884)
Balance at End	201,411	312,373

(1) The amount of Initial Adoption (since 2017) - Resolution CMN 4,512 in the amount of R$325,957 net of tax effect corresponds to R$179,278.

(2) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

23.          Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on December 31, 2018 and 2017, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Reserve for Tax Contingencies and Legal Obligations (Note 22)	4,079,141	4,279,109	6,294,007	6,999,881
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)	6,688,401	5,481,162	7,231,458	5,994,219
Labor	3,543,801	3,240,115	3,829,975	3,457,092
Civil	3,144,599	2,241,047	3,401,483	2,537,127
Total	10,767,542	9,760,271	13,525,464	12,994,100

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

Bank
			01/01 to 12/31/2018			01/01 to 12/31/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,279,109	3,240,115	2,241,047	4,522,224	2,988,869	1,664,642
Recognition Net of Reversal (1)	30,345	497,297	1,211,499	(215,721)	1,146,067	855,173
Inflation Adjustment	148,976	626,736	249,611	240,854	591,824	187,175
Write-offs Due to Payment	(3,432)	(820,347)	(557,557)	(281,554)	(1,237,299)	(448,966)
Others	(375,857)	-	-	13,306	(249,346)	(16,977)
Balance at End	4,079,141	3,543,801	3,144,599	4,279,109	3,240,115	2,241,047
Escrow Deposits - Other Receivables	1,355,802	1,133,506	613,221	1,031,291	505,485	480,187
Escrow Deposits - Securities	22,459	19,315	29,003	19,694	15,100	9,369
Total Escrow Deposits (2)	1,378,261	1,152,822	642,224	1,050,985	520,585	489,556

Consolidated
			01/01 to 12/31/2018			01/01 to 12/31/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,999,881	3,457,092	2,537,127	7,080,310	3,146,383	1,867,621
Recognition Net of Reversal (1)	28,011	503,565	1,278,557	(194,829)	1,221,742	1,050,067
Inflation Adjustment	247,013	665,310	284,162	398,111	619,427	215,088
Write-offs Due to Payment	(65,505)	(888,472)	(698,363)	(284,415)	(1,278,427)	(572,722)
Change in the Scope of Consolidation/Acquisitions/Merger/Reclassification of Societary Equity (Note 15)	17,858	92,480	-	(12,832)	(1,262)	447
Others	(933,250)	-	-	13,536	(250,771)	(23,374)
Balance at End	6,294,007	3,829,975	3,401,483	6,999,881	3,457,092	2,537,127
Escrow Deposits - Other Receivables	2,238,235	1,195,934	621,369	2,446,197	532,815	501,451
Escrow Deposits - Securities	23,492	19,315	29,003	20,936	15,100	9,369
Total Escrow Deposits (2)	2,261,727	1,215,249	650,372	2,467,133	547,915	510,820

(1) Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

(3) On December 31, 2017, it includes the effects of the access on the Sponsored Payments and Installments Programs from the cities of São Paulo and Rio de Janeiro and lawsuits related to IRPJ, CSLL and Social Securities Contributions related to the period from 1999 to 2005 (Note 23.e).

(4) Due to the scenario unfavorable to the thesis in which the CSLL Aliquiot Increase is questioned, and consequently, the success rate of the respective lawsuits was changed, we opted to pay the amounts discussed.

                     Individual and Consolidated Financial Statements – December 31, 2018       81

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

In October 2017, the Bank also joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,353 in the Bank and R$292,562 in the Consolidated. As a consequence, provisions were reversed in the amount of R$435,074 in the Bank and R$435,454 in the Consolidated. In the Statement of Income of 2017, a reversal of provisions was recorded, net of tax effects, in the total of R$96,029 in the Bank and R$96,129 in the Consolidated.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534,001, after the benefits of the installment program, of which R$191,897 was paid in August 2017 and R$299,820 in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$491,717.

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

                      Individual and Consolidated Financial Statements – December 31, 2018      82

PIS and Cofins - R$1,841,342 Bank and R$3,646,102 Consolidated (12/31/2017 - R$1,775,326 Bank and R$3,514,651 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Increase in CSLL Tax Rate - R$0 Bank and R$108,489 Consolidated (12/31/2017 - R$366,002 Bank and R$1,009,281 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. In 2018, given the classification of success and unfavorable scenario in the Courts, The Bank has chosen the option of paying the amount being discussed.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$729,919 (12/31/2017 - R$714,604) Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Produban Serviços de Informática S.A. filed lawsuit aiming to cancel both tax charges on the period ended on December 31, 2018 amounting R$1,462.5 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

Social Security Contribution (INSS) - R$273,225 Bank and R$273,233 Consolidated (12/31/2017 - R$265,009 Bank and R$265,022 Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Tax on Services (ISS) - Financial Institutions - R$212,535 in the Bank and R$228,403 in the Consolidated (12/31/2017 - R$223,139 in the Bank and R$237,960 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 23.h – Possible Risk Loss).

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

                      Individual and Consolidated Financial Statements – December 31, 2018      83

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

Recently, the STF ordered the suspension of all economic plan (in the country), for two years considering the judicial homologation.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$25,061 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2018, the amounts related to these proceedings totaled approximately R$5,354 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On December 31, 2018, the amounts related to these proceedings totaled approximately R$3,662 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On December 31, 2018, the amounts related to these proceedings totaled approximately R$2,505 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On December 31, 2018, the balance was approximately R$1,377 million.

                     Individual and Consolidated Financial Statements – December 31, 2018       84

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2018, the amount related to this claim is approximately R$1,039 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of December 31, 2018, the amount was R$1,022 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On December 31, 2018, the amounts related to these proceedings totaled approximately R$615 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of December 31, 2018, the amount related to this lawsuit is approximately R$300 million.

The labor claims with classification of loss risk as possible totaled R$62 million in Consolidated, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extracommon appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extracommon appeal of the Bank will move forward to the Supreme Court for judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1.467 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$518,061, R$327 and R$6,767 (12/31/2017- R$616,934, R$2,607 and R$6,383) in the Bank and R$598,544, R$327 e R$6,767 (12/31/2017- R$698,141, R$2,607 and R$6,383) in the Consolidated, respectively, recorded in other financial liabilities (Note 22) which the responsible people were the  former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

                     Individual and Consolidated Financial Statements – December 31, 2018       85

24.          Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Thousands of Shares
			12/31/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	82,043	107,699	189,742	66,207	91,779	157,986
Foreign Residents	3,736,652	3,572,137	7,308,789	3,752,488	3,588,057	7,340,545
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(13,317)	(13,317)	(26,634)	(5,845)	(5,845)	(11,690)
Total Outstanding	3,805,378	3,666,519	7,471,897	3,812,850	3,673,991	7,486,841

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of interest on capital in the year ended in December 31, 2018 and December 31, 2017, are described below:

				12/31/2018
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (6)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2) (6)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (6)	600,000	76.4985	84.1484	160.6469
Interest on Capital (4) (6)	2,880,000	367.4149	404.1564	771.5713
Interim Dividends (5) (6)	1,920,000	244.9433	269.4376	514.3808
Total	6,600,000

(1)   Approved by the Board of Directors on March 27, 2018, common shares - R$64.8808, preferred - R$71.3689 and Units - R$136.2497 net of taxes and payable on April 26, 2018, without no remuneration for monetary restatement.

(2)   Approved by the Board of Directors on June 26, 2018 and paid as from July 27, 2018, without no remuneration for monetary restatement.

(3)   Approved by the Board of Directors on September 28, 2018, common shares – R$65.0237, preferred – R$71.5261 and Units – R$136.5498 net of taxes and payable on October 26, 2018, without no remuneration for monetary restatement.

(4)   Approved by the Board of Directors on December 28, 2018, common shares – R$312.3027, preferred – R$343.5329 and Units – R$655.8356 net of taxes and payable on February 26, 2019, without no remuneration for monetary restatement.

(5)   Approved by the Board of Directors on December 28, 2018 and paid as of February 26, 2019, without no remuneration for monetary restatement.

(6)   The amount of interest on capital and interim dividends will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

				12/31/2017
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (6)	500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (6)	500,000	63.5280	69.8808	133.4088
Interest on Capital (3) (6)	500,000	63.5917	69.9509	133.5427
Interim Dividends (4) (6)	2,500,000	318.2994	350.1293	668.4287
Interest on Capital (5) (6)	2,300,000	292.8354	322.1190	614.9544
Total	6,300,000

(1)   Established by the Board of Directors in April 2017, Common Shares - R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes. Were paid as of May 26, 2017, without no remuneration for monetary restatement.

(2)   Established by the Board of Directors in July 2017, Common Shares - R$53.9988, preferred - R$59.3987 and Units - R$113.3975 net of taxes. Were paid as of August 25, 2017, without no remuneration for monetary restatement.

(3)   Established by the Board of Directors in September 2017, Common Shares - R$54.0530, preferred - R$59.4583 and Units - R$113.5113 net of taxes. Were paid as of October 26, 2017, without no remuneration for monetary restatement.

(4)   Established by the Board of Directors in December 2017. Were paid in February 26, 2018, without no remuneration for monetary restatement.

(5)   Established by the Board of Directors in December 2017, Common Shares - R$248.9101, preferred - R$273.8011 and Units - R$522.7112 net of taxes. Were paid in February 26, 2018, without no remuneration for monetary restatement.

(6)   The amount of interest on capital and interim dividends will be fully charged to the mandatory dividends for the year 2017.

                     Individual and Consolidated Financial Statements – December 31, 2018        86

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

Bank/Consolidated
Shares in Thousands
	12/31/2018	12/31/2017
	Quantity	Quantity
	Units	ADRs
Treasury Shares at Beginning of the Exercise	1,773	25,786
Cancellation of ADRs (1)	-	(32,276)
Shares Acquisitions	15,816	12,768
Payment - Share-Based Compensation	(4,272)	(4,505)
Treasury Shares at Beginning of the Exercise	13,317	1,773
Subtotal - Treasury Shares in Thousands of Reais	R$ 460,550	R$ 148,246
Issuance Cost in Thousands of Reais	R$ 882	R$ 194
Balance of Treasury Shares in Thousands of Reais	R$ 461,432	R$ 148,440

Cost/Share Price	Units	ADRs
Minimum Cost	R$ 7.55	R$ 7.55
Weighted Average Cost	R$ 28.59	R$ 24.41
Maximum Cost	R$ 43.84	R$ 32.29
Share Price	R$ 42.70	R$ 31.88

(1) At the Extraordinary General Meeting held on September 18, 2017, the cancellation of 64,551,366 treasury shares (equivalent to 32,276 hundred Units) , representing the totality of the treasury shares recorded in the book of registry of nominative shares on that date, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws, in order to reflect the new amount of common and preferred shares, nominative and without par value representing the Banco Santander share capital.

                     Individual and Consolidated Financial Statements – December 31, 2018       87

Additionally, in the year of 2018, treasury shares were traded, that resulted in a loss of R$15,868 (2017 – loss of R$2,498) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized income of R$5,231 (12/31/2017 - R$6,008). In the year of 2018, there were realized results in the amounting of R$488 (2017 - R$705).

f) Non Controlling Interest

	Stockholders’ Equity
	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Banco RCI Brasil S.A. (Note 15)	714,671	649,341	(132,617)	(111,897)
Olé Consignado (Note 15)	463,407	322,431	(138,527)	(53,286)
FI RN Brasil - Financiamento de Veículos (Note 2)	301,707	301,736	(22,521)	(28,563)
Getnet S.A. (Note 15)	249,007	206,105	(55,518)	(48,842)
Banco PSA (Note 15)	155,399	147,295	(17,914)	(19,884)
FI Direitos Creditórios RCI Brasil I (Note 2)	63,454	268,792	(11,150)	(43,876)
Santander FI SBAC	62,595	-	(4,141)	-
Banco Hyundai Capital Brasil S.A.	51,072	-	(1,083)	-
Rojo Entretenimento S.A.	7,015	-	(166)	-
Return Capital Serviços de Recuperação de Créditos S.A.	1,155	-	(1,150)	-
Santander Leasing (Note 15)	447	395	(25)	(47)
BW Guirapá I S.A. (Notes 15 & 37.f)	-	-	-	795
Santander Corretora de Seguros (Note 15)	-	-	-	(88,089)
Outros	-	597	-	155
Total	2,069,929	1,896,692	(384,812)	(393,534)

25.          Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2017 was 10.5%, composed of 9.25% of Reference Equity Minimum plus 1.25% of Capital Conservation Additional. Considering this additional, PR Level I increased to 7.25% and Minimum Principal Capital to 5.75%.

For the base year 2018, the PR requirement remains at 11.0%, including 8.625% of Minimum of Reference Equity and a further 1.875% of Capital Conservation Additional. The PR Level I reaches 8.375% and the Principal Capital Minimum 6.875%.

As a continuation the adoption of the rules established  by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	12/31/2018	12/31/2017
Tier I Regulatory Capital	61,476,715	56,386,001
Principal Capital	56,581,518	52,196,893
Supplementary Capital (Note 21)	4,895,197	4,189,108
Tier II Regulatory Capital (Note 21)	4,887,175	4,250,447
Regulatory Capital (Tier I and II)	66,363,890	60,636,448
Credit Risk (1)	358,955,592	324,696,458
Market Risk (2)	39,231,773	25,857,109
Operational Risk	42,375,554	32,579,126
Total RWA (3)	440,562,919	383,132,693
Basel I Ratio	13.95	14.72
Basel Principal Capital	12.84	13.62
Basel Regulatory Capital	15,06	15.83

(1)   Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)   Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)   Risk Weighted Assets.

                      Individual and Consolidated Financial Statements – December 31, 2018      88

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

26.          Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 27, 2018 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2018 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) held on April 27, 2018

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to 12/31/2018	01/01 to 12/31/2017

Fixed Compensation	92,193	85,163
Variable Compensation - in cash	48,775	42,940
Variable Compensation - in shares	34,155	34,567
Others (1)	55,484	12,893
Total Short-Term Benefits	230,607	175,563
Variable Compensation - in cash	31,797	31,268
Variable Compensation - in shares	30,060	34,455
Total Long-Term Benefits	61,857	65,723
Total (2)	292,464	241,286

(1) In the first half of 2018, the Management of Banco Santander decided to provision and settle in advance certain benefit, which was practiced by the Bank's liberality.

(2) Refers to the amount recognized as an expense and paid in the year ended December 31, 2018, by Banco Santander and its subsidiaries to their directors for their positions in Banco Santander and other companies in the Santander Conglomerate. The amounts related to Variable Remuneration and Share-based Remuneration will be paid in subsequent periods.

Additionally, in the year of 2018, charges were collected on Management compensation in the amount of R$37,545 (2017 - R$31,709).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its acquired benefits will be settled.

c) Lending Operations

                      Individual and Consolidated Financial Statements – December 31, 2018      89

The current law, for the 2018 exercise, prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	12/31/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Others	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total Outstanding	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury Shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

						Shares in Thousands
	12/31/2017
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Directors (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Others	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total Outstanding	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury Shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%
(1)   Companies of the Santander Spain Group.

(2)   Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander Brasil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of eighty million (80,000,000) Units issued by Banco Santander Brasil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), allocating twenty-two million (22,000,000) Units for the Brazilian offering and fifty-eight million (58,000,000) ADSs for the international offering. The price per Unit was set at twenty-five reais (R$25.00), resulting on a total amount of two billion reais (R$2,000,000,000.00). Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs also held by the Selling Stockholder.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

                      Individual and Consolidated Financial Statements – December 31, 2018      90

Beginning in 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 12/31/2018	12/31/2017	01/01 to 12/31/2017
	12/31/2018
Cash	1,402,413	-	523,801	-
Banco Santander Espanha (2)	1,342,685	-	519,543	-
Banco Santander (México), S.A. (4)	5,037	-	1,348	-
Banco Santander Totta, S.A. (4)	7,883	-	2,733	-
Others	46,808	-	177	-
Interbank Investments	64,268,736	4,815,257	53,590,339	4,458,335
Aymoré CFI (3)	39,943,867	3,354,580	33,802,456	3,204,613
Banco Santander Espanha (1) (2)	6,583,716	136,021	7,384,336	81,904
Banco PSA (3)	1,219,424	99,386	1,112,049	104,697
Banco RCI Brasil S.A. (3)	2,880,143	136,666	1,189,751	87,381
Banco Bandepe (3)	1,984,778	67,961	848,896	26,013
Olé Consignado (3)	11,156,948	1,020,643	9,252,851	953,727
Others	499,860	-	-	-
Securities	354,237	856,776	31,379,028	4,933,037
Santander Leasing (3)	354,237	856,776	31,379,028	4,933,037
Derivatives Financial Instruments - Net	(196,540)	(347,686)	(98,311)	(130,480)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	266,027	(210,324)	165,743	(79,480)
Abbey National Treasury Services Plc (Abbey National Treasury) (4)	-	(17,726)	(71,672)	23,843
Banco Santander Espanha (2)	(520,953)	(280,873)	(196,333)	88,017
Santander FI Amazonas (3)	(13,509)	(14,749)	(712)	(1,572)
Santander FI Hedge Strategies (3) (Note 2)	558,195	806,192	113,676	(114,309)
Getnet S.A. (Note 12) (3) (8)	-	-	-	517
Santander Hermes Multi Créd Priv Infra Fundo de Invest	7,889	7,889	-	-
Santander FI Diamantina (3)	(494,189)	(638,237)	(109,013)	(47,496)
Key Management Personnel	-	142	-	-
Interfinancial Relations	10,131,786	8,458	6,739,129	-
Getnet S.A. (Note 12)(3)(8)	10,118,599	4,268	6,739,129	-
Santander Leasing(3)	13,187	4,190	-	-
Loan Operations	3,216	1,242	-	538

                      Individual and Consolidated Financial Statements – December 31, 2018      91

Cibrasec(5)	-	923	-	538
Key Management Personnel (15)	3,216	319	-	-
Dividends and Bonuses Receivables	251,091	652,482	526,305	581,209
Aymoré CFI(3)	161,419	100,664	80,750	95,000
Santander Leasing (3)	-	293,383	267,152	314,296
Banco RCI Brasil S.A.(3)	24,842	29,226	12,207	31,913
Santander CCVM(3)	-	36,596	402	-
Banco Bandepe(3)	-	192,613	119,000	140,000
Getnet S.A.(3)	52,948	-	46,794	-
Sancap Investimentos e Participações S.A. (3)	11,578	-	-	-
Others	304	-	-	-
Trading Account	191,740	347	480,736	6,184
Abbey National Treasury(4)	87,260	157	71,751	879
Banco Santander Espanha(2)	104,480	190	408,985	5,305
Foreign Exchange Portfolio - Net	376,468	(186,846)	726	551,309
Banco Santander Espanha(2)	376,045	(187,508)	726	551,309
Banco Santander México (4)	423	423	-	-
Key Management Personnel	-	239	-	-
Income Receivable	926,771	2,007,727	899,619	1,813,860
Zurich Santander Brasil Seguros e Previdência S.A.(11)	880,920	1,782,762	899,619	1,580,918
Zurich Santander Brasil Seguros S.A.(11)	45,851	224,965	-	232,942
Receivables from Affiliates	9,689	706,461	1,451,546	871,859
Santander Capitalização S.A. (3)	-	9,387	18,914	256,833
Aymoré CFI (3)	-	483,950	-	438,111
Santander CCVM (3)	-	60,851	-	88,017
Santander Leasing (3)	-	-	-	2,083
Banco RCI Brasil S.A. (3)	-	20,284	-	-
Santander Serviços (3) (8)	-	-	-	20,609
Santander Microcrédito (3) (9)	-	-	-	4,134
Santander Brasil Consórcio (3)	225	14,297	131	10,708
Santander Corretora de Seguros (3)	-	33,762	-	11,299
Getnet S.A. (3) (7)	6,111	66,249	1,431,004	27,331
Others	3,353	17,681	1,497	12,734
Other Receivables - Others	47,756	354,087	10,444	25,205
Banco Santander Espanha(2)	7,159	6,972	5,243	-
Santander Capitalização S.A.(3)	30,332	305,321	4,742	-
Banco Santander International(4)	-	30,789	-	20,480
Santander Securities Services Brasil DTVM S.A.(4)	-	1,076	-	1,265
Key Management Personnel	3,118	212	-	-
Others	7,147	9,717	459	3,460
Deposits	(9,888,643)	(718,119)	(29,962,477)	(4,572,688)
Santander Leasing(3)	(185,539)	(118,625)	(22,084,813)	(3,886,151)
Banco Santander Espanha(2)	(77,919)	(7,051)	(157,814)	(13,093)
Aymoré CFI(3)	(3,504,136)	(366,988)	(3,140,522)	(358,465)
Banco Bandepe(3)	-	-	-	(26,013)
Zurich Santander Brasil Seguros e Previdência S.A.(11)	(234,249)	-	(55,935)	-
Zurich Santander Brasil Seguros S.A.(11)	(36,599)	-	(2,760)	-
Santander Brasil Gestão de Recursos Ltda.(4)	(190,674)	(8,329)	(32,334)	(6,636)
Sancap(3)	(99)	(449)	(14,774)	(1,434)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset)(4)	(18,639)	(1,101)	(16,766)	(1,263)
Webmotors S.A.(13)	(1,509)	(92)	(9,798)	(4,486)
Fundo de Investimento Santillana(4)	(1,151,399)	(102,349)	(1,543,752)	(95,753)
Isban Brasil S.A.(4)	-	-	(20,893)	(2,145)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	(75,898)	(494)	(34,410)	(1,547)
Banco RCI Brasil S.A.(3)	(36,871)	(5,871)	(47,423)	(3,026)
Santander Microcrédito(3)(9)	-	-	-	(145)
Santander Corretora de Seguros(3)	(10,228)	(4,770)	(108,443)	(69,091)
Santander Securities Services Brasil DTVM S.A.(4)	(427,209)	(26,378)	(300,074)	(24,344)
Santander Brasil Consórcio(3)	(1,778)	(1,132)	(72,374)	(10,264)
Santander FI Hedge Strategies(3) (Note 2)	(1,789,627)	(58,185)	(2,051,476)	(53,405)

                      Individual and Consolidated Financial Statements – December 31, 2018      92

Santander Capitalização S.A.(3)	(5,434)	-	(2,801)	-
Santander CCVM(3)	(32,877)	-	(1,288)	(1,222)
Santander Securities Services Brasil Participações S.A.(4)	(58,968)	(4,442)	(71,947)	(6,190)
Super Pagamentos(3)	(71,501)	(2,528)	(91,570)	(3,950)
Santander Holding Imobiliária S.A.(3)(14)	(220)	(1)	(43)	(1,807)
Santander Brasil Advisory (3)	-	-	-	(884)
Getnet S.A.(3)	(1,720,075)	-	(52,889)	-
Key Management Personnel	(37,873)	(2,142)	-	-
Others	(219,322)	(7,192)	(47,578)	(1,374)
Repurchase Commitments	(5,131,434)	(980,911)	(12,914,370)	(1,322,208)
Fundo de Investimento Santillana(4)	-	(579)	(168,944)	(16,458)
Getnet S.A.(3)	-	-	-	(15,667)
Santander FI Amazonas(3)	(204,422)	(12,612)	(326,246)	(14,772)
Santander FI Financial(3)	(500,000)	(375,796)	(10,815,781)	(980,397)
Santander Leasing(3)	(1,300,319)	(437,987)	-	(196,129)
Banco Bandepe(3)	(64,241)	(5,565)	(61,436)	(5,274)
Olé Consignado(3)	(7,550)	(304)	(13,301)	(1,348)
Santander CCVM(3)	(41,740)	(1,546)	(17,104)	(1,114)
Santander FI SBAC(3)	(2,131,912)	(91,193)	(725,427)	(28,765)
Santander FI Guarujá(3)	(249,538)	(12,113)	(83,947)	(3,206)
Santander FI Diamantina(3)	(4,600)	(2,565)	(58,635)	(3,806)
Santander Finance Arrendamento Mercantil (3)	(301,559)	(20,875)	(334,819)	(30,892)
Santander FI Unix(3)	(324,715)	(19,645)	(308,381)	(22,481)
Integry Tecnologia	-	(3)	-	-
Key Management Personnel	(838)	(128)	-	-
Others	-	-	(349)	(1,899)
Funds from Acceptance and Issuance of Securities	(96,133)	(6,437)	-	(729)
Super Pagamentos (3)	-	-	-	(729)
Key Management Personnel	(96,133)	(6,437)	-	-
Borrowings and Onlendings	(1,989,845)	-	(1,299,775)	-
Banco Santander Espanha(2)	-	-	(187,493)	-
Banco Santander S.A. (Uruguay)(4)	-	-	(1,466)	-
Banco Santander Río S.A. (4)	(259,220)	-	-	-
Santander Brasil EFC(3)	(1,730,625)	-	(1,110,816)	-
Dividends and Bonuses Payables	(3,928,017)	-	(3,993,952)	-
Banco Santander Espanha(2)	(609,159)	-	(620,264)	-
Sterrebeeck B.V.(2)	(2,071,055)	-	(2,108,086)	-
GES(2)(4)	(1,242,259)	-	(1,264,470)	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant)(4)	(1,112)	-	(1,132)	-
Key Management Personnel (14)	(4,432)	-	-	-
Payables from Affiliates	(33,180)	(829,591)	(11,171)	(554,750)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	-	-	(905)	(43,505)
Isban Brasil S.A. (4)	-	-	-	(87,111)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (12)	(5,032)	(340,912)	-	(215,722)
Ingenieria de Software Bancário, S.L. (Ingeniería) (2)	-	-	-	(38,857)
Santander Microcrédito (3) (9)	-	-	-	(22,176)
Santander Corretora de Seguros (3)	(6,057)	(76,838)	(4,894)	(29,232)
Banco Santander Espanha (2)	(7,806)	(115,055)	(430)	(51,632)
Getnet S.A. (3)	(2,660)	(27,701)	(1,867)	(23,059)
Santander Securities Services Brasil DTVM S.A. (4)	(4,291)	(46,884)	(2,936)	(42,603)
Santander Global Technology, S.L., SOCI	(7,116)	(173,334)	-	-
Others	(218)	(48,867)	(139)	(853)
Debt Instruments Eligible to Compose Capital	(19,126,845)	(427,470)	(7,977,576)	(222,065)
Banco Santander Espanha (2) (6)	(19,126,845)	(427,470)	(7,977,576)	(222,065)
Donations	-	(15,935)	-	(15,457)
Fundação Sudameris	-	(15,935)	-	(15,050)
Fundação Santander	-	-	-	(407)
Other Payables - Others	(408,100)	(1,244,366)	(32,917)	(894,619)

                      Individual and Consolidated Financial Statements – December 31, 2018      93

Banco Santander Espanha (2)	(142)	(569)	-	(6,686)
Isban Brasil S.A. (4)	-	-	-	(318,639)
TecBan (13)	-	(313,433)	-	(262,046)
Ingeniería(2)	-	-	-	(38,100)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (3) (12)	-	(298,494)	-	(35,346)
Produban Servicios (4)	-	-	-	(1,616)
Aquanima Brasil Ltda. (4)	-	(26,924)	-	(25,638)
Zurich Santander Brasil Seguros e Previdência S.A. (11)	-	-	(11,874)	-
Getnet S.A. (3)	(33,321)	(332,945)	(17,217)	(154,530)
Santander Securities Services Brasil DTVM S.A. (4)	-	(2,298)	(3,826)	(29,600)
Key Management Personnel	(374,637)	(263,076)	-	-
Others	-	(6,627)	-	(22,418)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 12/31/2018	12/31/2017	01/01 to 12/31/2017
	12/31/2018
Cash	1,575,165	-	591,790	-
Banco Santander Espanha (2)	1,515,437	-	587,532	-
Banco Santander (México), S.A. (4)	5,037	-	1,348	-
Banco Santander Totta, S.A. (4)	7,883	-	2,733	-
Others	46,808	-	177	-
Interbank Investments	6,583,716	136,060	7,384,336	81,911
Banco Santander Espanha(1)(2)	6,583,716	136,060	7,384,336	81,911
Derivatives Financial Instruments - Net	(182,833)	(561,571)	(29,843)	159,825
Fundo de Investimento Santillana(4)	266,027	(210,324)	165,743	(79,480)
Abbey National Treasury(4)	-	(17,726)	(71,672)	23,843
Banco Santander Espanha(2)	(448,860)	(333,663)	(123,914)	215,462
Key Management Personnel	-	142	-	-
Loan Operations	3,216	1,242	-	-
Cibrasec(5)	-	923	-	-
Key Management Personnel (15)	3,216	319	-	-
Trading Account	191,740	20,313	480,736	254,750
Banco Santander Espanha(2)	104,480	20,156	408,985	253,871
Abbey National Treasury(4)	87,260	157	71,751	879
Foreign Exchange Portfolio - Net	376,468	(186,846)	726	551,309
Banco Santander Espanha(2)	376,045	(187,508)	726	551,309
Banco Santander México (4)	423	423	-	-
Key Management Personnel	-	239	-	-
Dividends and Bonuses Receivables	14,548	-	9,846	-
Webmotors S.A(13)	14,548	-	9,846	-
Income Receivable	959,726	2,767,672	925,835	2,485,403
Zurich Santander Brasil Seguros e Previdência S.A. (11)	913,875	2,463,559	925,835	2,187,867
Zurich Santander Brasil Seguros S.A. (11)	45,851	304,113	-	297,536
Receivables from Affiliates	1,432	3,854	1,497	4,621
Isban Mexico, S.A. de C.V.(2)	122	-	-	-
Santander Global Technology, S.L., SOCI	192	-	-	-
Santander Securities Services Brasil DTVM S.A.(4)	927	2,558	-	-
Others	191	1,296	1,497	4,621
Other Receivables - Others	41,837	57,640	5,323	23,564
Banco Santander Espanha(2)	38,719	6,950	5,323	(190)
Banco Santander International(4)	-	30,789	-	20,480
Santander Securities Services Brasil DTVM S.A.(4)	-	9,445	-	1,265
Banco Santander - Chile	-	339	-	-
Santander Brasil Gestão de Recursos Ltda. (4)	-	514	-	-
Key Management Personnel	3,118	355	-	-
Others	-	9,248	-	2,009
Deposits	(2,394,667)	(158,039)	(2,293,300)	(155,716)
Banco Santander Espanha(2)	(107,084)	(7,051)	(200,445)	(13,093)

                      Individual and Consolidated Financial Statements – December 31, 2018      94

Zurich Santander Brasil Seguros e Previdência S.A.(11)	(234,249)	-	(2,760)	-
Zurich Santander Brasil Seguros S.A.(11)	(36,599)	-	(55,935)	-
Isban Brasil S.A.(4)	-	(90)	(20,893)	(2,145)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	-	(215)	(34,410)	(1,547)
Santander Brasil Gestão de Recursos Ltda.(4)	(190,674)	(8,329)	(32,334)	(6,636)
Fundo de Investimento Santillana(4)	(1,151,399)	(102,349)	(1,543,752)	(95,753)
Santander Brasil Asset(4)	(18,639)	(1,101)	(16,766)	(1,263)
Santander Securities Services Brasil DTVM S.A.(4)	(427,209)	(26,378)	(300,074)	(24,344)
Santander Securities Services Brasil Participações S.A.(4)	(58,968)	(4,442)	(71,947)	(6,190)
Gestora de Inteligência de Crédito(5)	(126,988)	(5,743)	-	-
Webmotors S.A(13)	(1,509)	(92)	(9,798)	(4,486)
Key Management Personnel	(37,889)	(2,142)	-	-
Others	(3,460)	(108)	(4,186)	(259)
Repurchase Commitments	(838)	(707)	(168,944)	(16,458)
Fundo de Investimento Santillana(4)	-	(579)	(168,944)	(16,458)
Key Management Personnel	(838)	(128)	-	-
Funds from Acceptance and Issuance of Securities	(96,133)	(6,437)	-	-
Key Management Personnel	(96,133)	(6,437)	-	-
Borrowings and Onlendings	(259,220)	-	(188,959)	-
Banco Santander Espanha(2)	-	-	(187,493)	-
Sterrebeeck B.V.(2)	(2,071,055)	-	(2,108,086)	-
GES(2)(4)	(1,242,259)	-	(1,264,470)	-
Banco Santander Espanha(2)	(609,159)	-	(620,264)	-
Banco Madesant(4)	(1,112)	-	(1,132)	-
Key Management Personnel (14)	(4,432)	-	-	-
Payables from Affiliates	(34,385)	(439,565)	(6,676)	(704,731)
Banco Santander Espanha(2)	(7,990)	(114,892)	(2,051)	(267,440)
Produban Servicios(4)	-	-	(905)	(44,847)
Isban Brasil S.A.(4)	-	(3,979)	-	(92,540)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	-	(31,051)	-	(215,800)
Ingeniería(2)	-	-	-	(38,857)
Santander Brasil Asset(4)	(14,476)	(16,350)	(69)	(1,721)
Santander Securities Services Brasil DTVM S.A.(4)	(4,291)	(45,831)	(2,936)	(42,603)
Santander Global Technology, S.L., SOCI	(7,116)	(175,466)	-	-
Others	(512)	(51,996)	(715)	(923)
Debt Instruments Eligible to Compose Capital	(19,126,845)	(427,470)	(7,977,576)	(222,065)
Banco Santander Espanha(2)(6)	(19,126,845)	(427,470)	(7,977,576)	(222,065)
Donations	-	(21,125)	-	(21,273)
Santander Cultural	-	(2,748)	-	(3,513)
Fundação Sudameris	-	(15,935)	-	(15,050)
Fundação Santander	-	(1,330)	-	(1,837)
Instituto Escola Brasil	-	(1,112)	-	(873)
Other Payables - Others	(403,287)	(691,029)	(31,157)	(764,897)
Banco Santander Espanha(2)	(1,639)	(595)	-	(6,907)
Isban Brasil S.A.(4)	-	(26,270)	-	(331,137)
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)(3)(12)	-	(5,435)	-	(36,723)
Ingeniería(2)	-	-	-	(38,171)
Produban Servicios(4)	-	-	-	(1,616)
Aquanima Brasil Ltda.(4)	-	(26,924)	-	(25,638)
Zurich Santander Brasil Seguros e Previdência S.A.(11)	(16,924)	(19,593)	(27,325)	(18,488)
Santander Securities Services Brasil DTVM S.A.(4)	-	(2,298)	(3,826)	(29,600)
TecBan(13)	-	(313,433)	-	(262,046)
Key Management Personnel	(384,724)	(292,464)	-	-
Others	-	(4,016)	(6)	(14,571)

(1)Refers to investments in foreign currency (overnight) with maturity on January 02, 2019 and interest rates of 2.38% p.a. (12/31/2017 - with maturity on January 02, 2018 and interest rates of 1.43% p.a.) maintained by the Banco Santander Brasil and its Grand Cayman Branch.

(2)Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3)Direct or indirect controlled by Banco Santander.

(4)Direct or indirect controlled by Banco Santander Espanha.

(5)Jointly Controlled - Banco Santander.

(6)Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(7)Corresponds to receivable values related to the Acquiring business.

(8)Incorporated company on November 30, 2017 (Note 15 e 37.e).

(9)Incorporated company on August 31, 2017 (Note 15 e 37.e).

(10)Incorporated company on September 29, 2017 (Note 15 e 37.e).

(11)Significant Influence of Banco Santander Espanha.

(12)Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.f).

(13)Jointly Controlled - Santander Corretora de Seguros.

(14) Of the total dividends approved in 2018, R$10,502 is allocated to the Key Management Personnel, with the amount of the provision being paid.

(15) The balance with key management personnel refers to operations contracted before the term of the mandates.

                      Individual and Consolidated Financial Statements – December 31, 2018      95

27.          Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Asset Management	755,148	842,851	1,003,341	1,008,414
Checking Account Services	3,348,557	2,891,932	3,360,170	2,908,271
Lending Operations and Income from Guarantees Provided	1,062,770	1,139,192	1,407,860	1,491,433
Lending Operations	458,316	524,893	803,406	877,155
Income Guarantees Provided	604,454	614,299	604,454	614,278
Insurance Fees	2,312,679	2,069,771	2,797,517	2,515,855
Cards (Debit and Credit) and Acquiring Services	3,706,869	3,172,229	5,771,517	4,939,905
Collection	1,514,786	1,376,256	1,518,991	1,388,687
Brokerage, Custody and Placement of Securities	550,007	570,336	708,680	699,795
Others	271,194	198,761	700,587	658,399
Total	13,522,010	12,261,328	17,268,663	15,610,759

28.          Personnel Expenses

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Compensation	4,034,284	4,131,010	4,449,725	4,535,505
Charges	1,553,653	1,506,880	1,739,668	1,638,149
Benefits	1,304,875	1,282,067	1,436,272	1,383,505
Training	59,194	55,182	65,968	59,704
Others	8,983	14,383	9,112	14,601
Total	6,960,989	6,989,522	7,700,745	7,631,464

29.           Other Administrative Expenses

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Depreciation and Amortization (1)	2,008,195	3,097,232	2,540,211	3,603,637
Outsourced and Specialized Services	1,863,132	1,792,808	2,307,222	2,186,892
Communications	397,973	395,695	422,544	434,338
Data Processing	2,257,980	1,759,805	2,286,887	1,926,880
Advertising, Promotions and Publicity	503,047	471,639	608,657	572,670
Rentals	709,224	710,229	730,324	728,251
Transportation and Travel	136,928	143,139	170,484	176,863
Financial System Services	278,852	223,033	350,671	282,741
Security and Money Transport	593,232	609,682	596,104	611,100
Asset Maintenance and Upkeep	233,651	228,519	238,974	233,384
Water, Electricity and Gas	186,954	177,142	192,257	181,321
Materials	63,976	60,565	67,058	63,889
Others	394,730	484,344	634,000	722,652
Total	9,627,874	10,153,832	11,145,393	11,724,618

 (1) In 2018, includes goodwill amortization of R$52,716 (2017 - R$1,332,195) in the Bank and R$278,718 (2017 - R$1,534,701) in the Consolidated, held on time, length and proportion of the projected results which are subject to annual verification. The amortization of Banco Real's acquisition goodwill was completed in October 2017, which was the principal goodwill amortized.

                     Individual and Consolidated Financial Statements - December 31, 2018       96

30.          Tax Expenses

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Cofins (Contribution for Social Security Financing) (1)	1,691,686	1,710,695	2,272,879	2,202,065
ISS (Tax on Services)	634,839	476,383	843,862	574,956
PIS (Tax on Revenue) (1)	245,665	277,988	370,906	389,136
Others (2)	206,412	309,643	290,385	421,318
Total	2,778,602	2,774,709	3,778,032	3,587,475

(1)   Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2)   Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31.          Other Operating Income

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Net Income Pension and Capitalization	-	-	416,072	357,779
Reversal of Operating Provisions - Fiscal (Note 23.c) (1)	-	247,046	-	233,989
Reversal of Provision for Financial Guarantees Provided (Note 22)	110,962	13,584	110,962	13,584
Monetary Adjustment of Escrow Deposits	554,851	494,789	674,458	655,628
Recoverable Taxes	164,515	144,552	225,023	214,849
Recovery of Charges and Expenses	1,358,296	1,216,962	1,106,128	955,028
Monetary Variation	1,360,520	968,845	1,361,736	974,071
Others (2)	1,787,014	399,863	2,137,839	651,315
Total	5,336,158	3,485,641	6,032,218	4,056,243

(1)

In the year ended December 31, 2018, includes the amount of R$51,215 in the Bank and R$52,606 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues (Note 23.c). For the same year of 2017, includes R$74,869 in the Bank and R$76,562 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissuation (Note 23.e).

(2)

In the year ended December 31, 2018, it mainly includes the effect of the increase in the cost contribution established for purposes of the post-employment benefit plan in the amount of R$816,157 (note 22 and 35) and includes exchange variation income in the amount of R$415,529 (2017 – income of R$73,819) in the Bank and R$420,856 (2017 – income of R$95,887) in the Consolidated.

                     Individual and Consolidated Financial Statements - December 31, 2018       97

32.          Other Operating Expenses

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Operating Provisions
Fiscal (Note 23.c)	22,733	-	13,542	-
Labor (Note 23.c)	497,297	1,146,067	503,565	1,221,742
Civil (Note 23.c)	1,211,499	855,173	1,278,557	1,050,067
Credit Cards (5)	2,374,887	1,618,533	2,441,074	1,699,726
Actuarial Losses - Pension Plan (Note 35.a)	246,081	196,087	244,420	193,604
Monetary Losses	35,370	3,334	53,479	7,602
Legal Fees and Costs	200,935	150,674	230,265	175,930
Serasa and SPC (Credit Reporting Agency)	78,445	58,322	80,044	60,703
Brokerage Fees	71,513	56,563	65,328	71,544
Commissions	426,760	303,426	1,550,670	1,388,954
Impairment (2)	341,006	327,884	341,006	327,884
Others (1)	3,051,586	3,260,726	4,223,219	4,110,064
Total	8,558,112	7,976,789	11,025,169	10,307,820
(1) On December 31, 2018, mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions. On the year ended December 31, 2017, includes exchange variation expense in the amount of R$449,025 in the Bank and R$473,981 in the Consolidated and expenses with provisions for labor and civil contingencies already contemplate additional provision in the amount of R$358,162 and includes R$214,640 in the Bank and R$218,992 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissuation (Note 23.e).
(2) Refers to the recognition of impairment of intangible assets and property, plant and equipment recorded as a result of technical analyzes, which have shown a significant reduction in the expected future economic benefits of these assets (Notes 16 and 17).

33.          Non-Operating Income

		Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Result on sale of Investments	(45)	1,787	13,256	(43,838)
Result on Sale of Other Assets	87,408	36,690	57,618	30,250
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	114,680	(198,067)	114,834	(271,579)
Expense on Assets Not in Use	(39,334)	(25,447)	(40,046)	(27,939)
Gains (Losses) of Capital	(2,008)	(17,036)	(2,411)	(18,743)
Other Income (Expenses)	44,394	63,041	49,808	72,254
Total	205,095	(139,032)	193,059	(259,595)

 (1) In 2018, it mainly includes reversal of provisions for devaluations on real estate. In 2017, it mainly includes the constitution of provisions for devaluations on real estate.

34.          Income Tax and Social Contribution

	Bank		Consolidated
	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017

Income Before Taxes on Income and Profit Sharing	12,650,666	11,329,781	14,898,135	13,128,411
Profit Sharing (1)	(1,480,848)	(1,383,771)	(1,612,027)	(1,460,009)
Interest on Capital	(4,080,000)	(3,800,000)	(4,080,000)	(3,800,000)
Unrealized Income	-	-	(913)	(214)
Income Before Taxes	7,089,818	6,146,010	9,205,195	7,868,188
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(3,190,418)	(2,765,705)	(4,142,338)	(3,540,685)
Equity in Subsidiaries (2)	881,009	672,828	8,510	(296,196)
Nondeductible Expenses, Net of Non-Taxable Income	374,960	178,894	387,657	199,588
Exchange Variation - Foreign Branches	2,792,995	440,857	2,792,995	440,857
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	145,646	1,135,804	136,353	1,151,796
Effects of Change in Rate of CSLL (3)	-	-	101,719	131,667
Other Adjustments Social Contribution Taxes 5% (4)	(169,742)	(1,369,642)	(189,188)	(1,545,328)
Other Adjustments, Including Profits Provided Abroad	162,126	(243,174)	169,141	180,010
Income and Social Contribution Taxes	996,576	(1,950,138)	(735,151)	(3,278,291)

(1)   The basis of calculation is the net income, after IR and CSLL.

(2)   As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3)   Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4)   Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

                     Individual and Consolidated Financial Statements - December 31, 2018       98

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the year ended in December 31, 2018 and 2017:

	01/01 to 12/31/2018	01/01 to 12/31/2017
R$
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	6,673,535	892,863
Result generated by derivative contracts used as hedge	(12,540,855)	(1,702,557)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	255,481	80,170
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	5,611,839	729,524

35.          Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

                     Individual and Consolidated Financial Statements - December 31, 2018       99

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2018 was R$81,396 (2017 - R$86,225) in the Bank and R$89,959 (2017 - R$86,449) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.

The appropriated values by the sponsors in the year of 2018 were R$1,431 in the Bank and R$1,597 in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

			Bank
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,132,844)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,147,508	4,455	1,927,672
	(1,985,336)	207	494,353
Being:
Superavit	642,636	207	494,353
Deficit	(2,627,972)	-	-
Amount not Recognized as Assets	421,575	207	492,112
Net Actuarial Asset (Note 12)	221,061	-	2,241
Net Actuarial Liability (Note 22)	(2,627,972)	-	-
Payments Made on the Actuarial Liabilities	485,091	-	197
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(245,609)	(15)	(457)
Other Equity Valuation Adjustments	(3,914,503)	504	1,406
Actual Return on Plan Assets	2,961,579	463	246,451

			Bank
			12/31/2017
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,406,653)	(4,149)	(1,349,265)
Fair Value of Plan Assets	18,426,652	4,502	1,806,540
	(1,980,001)	353	457,275
Being:
Superavit	620,842	353	457,275
Deficit	(2,600,843)	-	-
Amount not Recognized as Assets	453,120	353	455,057
Net Actuarial Asset (Note 12)	167,722	-	2,218
Net Actuarial Liability (Note 22)	(2,600,843)	-	-
Payments Made on the Actuarial Liabilities	28,711	-	439
Revenues (Expenses) Recorded (Note 32)	(196,074)	2	(15)
Other Equity Valuation Adjustments	(3,675,440)	489	1,122
Actual Return on Plan Assets	2,083,333	526	265,169

			Consolidated
			12/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(22,575,641)	(4,248)	(1,433,319)
Fair Value of Plan Assets	20,776,863	4,455	1,927,672
	(1,798,778)	207	494,353
Being:
Superavit	858,528	207	494,353
Deficit	(2,657,306)	-	-
Value Unrecognized as Asset	587,488	207	492,112
Net Actuarial Asset (Note 12)	271,040	-	2,241
Net Actuarial Liability (Note 22)	(2,657,306)	-	-
Payments Made	485,921	-	197
Revenues (Expenses) Recorded (Note 32)	(243,948)	(15)	(457)
Other Equity Valuation Adjustments	(3,886,966)	504	1,406
Actual Return on Plan Assets	2,998,607	463	246,451

			Consolidated
			12/31/2017
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,648,194)	(4,149)	(1,349,265)
Fair Value of Plan Assets	18,878,594	4,502	1,806,540
	(1,769,600)	353	457,275
Being:
Superavit	831,243	353	457,275
Deficit	(2,600,843)	-	-
Value Unrecognized as Asset	635,273	353	455,057
Net Actuarial Asset	195,970	-	2,218
Net Actuarial Liability	(2,600,843)	-	-
Payments Made	28,717	-	439
Revenues (Expenses) Recorded (Note 32)	(193,591)	2	(15)
Other Equity Valuation Adjustments	(3,701,232)	489	1,122
Actual Return on Plan Assets	2,104,674	526	265,169

                     Individual and Consolidated Financial Statements - December 31, 2018       100

In the fourth quarter of 2018, the Company settled, in an extraordinary manner, the 2017 actuarial deficit of Banesprev V and DAB, in the amounts of R$295,529 and R$1,246, respectively, and the contribution in the estimated amount of R$152,329 to cover the deficit for 2018 to Banesprev Pré 75.

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				12/31/2018
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		(768,039)	(107)	(34,121)
Changes in Financial Assumptions		(802,060)	(117)	(51,369)
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		(1,570,099)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate		1,282,101	59	79,462
Gain (Loss) Actuarial - Asset		1,282,101	59	79,462
Chance in Irrecoverable Surplus		74,727	180	6,312

				Bank
				12/31/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	-	660,088	(793)	8,312
Changes in Financial Assumptions	-	(1,448,316)	(219)	(92,500)
Changes in Demographic Assumptions	-	146	-	-
Gain (Loss) Actuarial - Obligation	-	(788,082)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate	-	206,950	66	89,876
Gain (Loss) Actuarial - Asset	-	206,950	66	89,876
Chance in Irrecoverable Surplus	-	(40,056)	947	(3,893)

				Consolidated
				12/31/2018
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		(769,489)	(107)	(34,121)
Changes in Financial Assumptions		(819,689)	(117)	(51,369)
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		(1,589,178)	(224)	(85,490)
Return on Investment, Return Unlike Implied Discount Rate		1,264,568	59	79,462
Gain (Loss) Actuarial - Asset		1,264,568	59	79,462
Chance in Irrecoverable Surplus		110,828	180	6,312

				Consolidated
				12/31/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	-	678,684	(793)	8,312
Changes in Financial Assumptions	-	(1,464,969)	(219)	(92,500)
Changes in Demographic Assumptions	-	146	-	-
Gain (Loss) Actuarial - Obligation	-	(786,139)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate	-	180,216	66	89,876
Gain (Loss) Actuarial - Asset	-	180,216	66	89,876
Chance in Irrecoverable Surplus	-	(12,744)	947	(3,893)

Individual and Consolidated Financial Statements - December 31, 2018       101

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander:

Plans		Duration (in Years)
	12/31/2018	12/31/2017
Banesprev
Plan I	11.35	11.26
Plan II	11.73	11.51
Plan III	9.39	9.03
Plan IV	14.00	13.86
Plan V	8.87	8.82
Pré-75	9.62	9.57
Meridional DCA, DAB e CACIBAN	6,37/5,79/6,79	6,41/5,82/6,87
Sanprev
Plan I	6.47	6.46
Plan II	10.83	10.94
Plan III	9.66	9.46
Bandeprev
Plan Básico	9.57	9.46
Plan Especial I	6.70	6.75
Plan Especial II	6.52	6.61
SantanderPrevi
SantanderPrevi	7.30	7.20

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45% of the value. It is a closed group.

Life Insurance Assistance Boxes (Life Insurance): included in the bulk of the life insurance in December 2018 the insurance of the retirees of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Southern Bank, coverage was according to the choice of retiree at the time of joining the benefit. The Bank's allowance is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

                     Individual and Consolidated Financial Statements - December 31, 2018       102

				Bank
		12/31/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,916,073)	(700,347)	(4,176,476)	(701,551)
Fair Value of Plan Assets	3,981,705	-	3,579,117	-
	65,632	(700,347)	(597,359)	(701,551)
Being:
Superavit	65,632	-	-	-
Deficit	-	(700,347)	(597,359)	(701,551)
Amount not Recognized as Assets	(65,632)	-	-	-
Net Actuarial Liability in June 30, 2018	-	(700,347)	(597,359)	(701,551)
Payments Made	70,977	35,655	60,061	36,405
Revenues (Expenses) Recorded	767,400	(66,297)	(44,658)	(58,591)
Other Equity Valuation Adjustments	(827,174)	(181,993)	(603,994)	(213,839)
Actual Return on Plan Assets	558,673	-	619,635	-

				Consolidated
		12/31/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,088,724)	(700,347)	(4,342,210)	(701,551)
Fair Value of Plan Assets	4,157,250	-	3,721,146	-
	68,526	(700,347)	(621,064)	(701,551)
Being:
Superavit	68,526	-	-	-
Deficit	-	(700,347)	(621,064)	(701,551)
Amount not Recognized as Assets	(68,526)	-	-	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	-	(700,347)	(621,064)	(701,551)
Payments Made	72,548	35,655	61,803	36,405
Revenues (Expenses) Recorded	785,085	(66,297)	(46,460)	(58,591)
Other Equity Valuation Adjustments	(839,216)	(181,993)	(586,155)	(213,839)
Actual Return on Plan Assets	577,483	-	651,582	-

In the first half of 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes resulted a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
		12/31/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(167,812)	91,588	(211,610)	(75,069)
Changes in Financial Assumptions	(304,427)	(59,742)	(318,642)	(49,136)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(472,239)	31,846	(530,252)	(124,205)
Return on Investment, Return Unlike Implied Discount Rate	282,012	-	284,416	-
Gain (Loss) Actuarial - Assets	282,012	-	284,416	-
Chance in Irrecoverable Surplus	(50,792)	-	-	-

				Consolidated
		12/31/2018		12/31/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(171,398)	91,588	(228,327)	(75,069)
Changes in Financial Assumptions	(317,208)	(59,742)	(331,149)	(49,136)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(488,606)	31,846	(559,476)	(124,205)
Return on Investment, Return Unlike Implied Discount Rate	307,048	-	333,504	-
Gain (Loss) Actuarial - Obligation	307,048	-	333,504	-
Chance in Irrecoverable Surplus	(52,604)	-	-	-

                     Individual and Consolidated Financial Statements - December 31, 2018       103

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander:

		Duration (in Years)
Plans	12/31/2018	12/31/2017
Cabesp	14.16	13.02
Bandepe	14.73	14.47
Free Clinic	11.04	10.88
Lifelong Directors	8.63	8.49
Circular (1)	11,72 e 10,68	12,40 e 10,15
Life Insurance	7.82	7.64

(1) The duration 11.72 (12/31/2017 – 12.40) refers to the plan of Former Employees of Banco ABN Amro and 10.68 (12/31/2017 - 10.15) to the plan of Former Employees of Banco Real.

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan were the following:

		Bank/Consolidated
	12/31/2018	12/31/2017
Equity Instruments	4.8%	4.6%
Debt Instruments	94.6%	94.6%
Real Estate	0.3%	0.4%
Others	0.3%	0.4%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		12/31/2018		12/31/2017
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	9.1%	9.3%	9.5%	9.7%
Rate Calculation of Interest Under Assets to the Next Year	9.1%	9.3%	9.5%	9.7%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.0%	4.0%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e)  Sensitivity Analysis

The assumptions regarding rates related to the cost of medical care have a significant effect on the amounts recognized in the income statement. The change of one percentage point in health care cost rates would have the following effects:

				Sensibility
		12/31/2018		12/31/2017
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	69,961	(62,469)	57,001	(63,510)
Effect on the Present Value of Obligations	761,619	(680,061)	597,410	(665,700)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The vesting period of the 2013 SOP Long-Term Incentive Plan ended in 2016 and the plan was opened for exercise of the options until June 30, 2018, as approved at the EGM of April 29, 2013. In 2018, it remains in the Private Banking segment called the Private Ultra High Long Term Incentive Plan launched in the second half of 2017.

(i) Share Purchase Plans

                Demonstrações Financeiras Individuais e Consolidadas – 31 de Março de 2018       104

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises is between June 30, 2016 and June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Stockholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

SOP2013 (1)
TSR Position	% of Shares Exercisable
1°	100%
2°	75%
3°	50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of Return on Risk Weighted Assets (RoRWA).

For the fair value measurement of the plans options the following premises were used:

SOP 2013
Method of Assessment	Black&Scholes
Volatility	40.00%
Rate of Dividends	3.00%
Vesting Period	3 Years
Average Exercise Time	5 Years
Risk-Free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value for Shares	R$5.96

The average value of shares SANB11 (shares of the Bank in B3) on December 31, 2018 was R$36.25 (12/31/2017 - R$28.47).

In the year ended December 31, 2018 and 2017, no "pro rata" expenses per day were recorded related to the Stock Option Certificate (SOP).

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on December 31,2016	1,986,258
Exercised Options (SOP 2013)	(869,247)	12.84	2013	Executives	06/30/2016	06/30/2018
Balance Plans on December 31,2017	1,117,011
Exercised Options (SOP 2013)	(732,169)	12.84	2013	Executives	06/30/2016	06/30/2018
Cancelled Options (SOP 2013)	(384,842)	12.84	2013	Executives	06/30/2016	06/30/2018
Balance Plans on December 31,2018	-

(ii) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: Aims at aligning the interests of Banco Santander and the Participant with the objective, on the one hand, of the growth and profitability of the Private business and, on the other hand, the recognition of the Participant's contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

                     Individual and Consolidated Financial Statements - December 31, 2018       105

Indicators - Phase 1 (Reference Value)

• BAI of 2017.

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

In December 2018, in the Bank and Consolidated the reversal of the provision referring to the Local Long-Term incentive plan - Private Ultra High due to the probability of non-compliance with the acquisition condition related to the Performance target. Management will follow the performance parameter of the plan until December 2019. The amount of the expense with the provision related to this plan registered in 2017 was R$2,935.

f.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long-Term Incentive Global Plan CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Stockholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the Group Santander Spain shares.

In 2016, a stock delivery plan called 2nd Long-Term Incentive Global Plan CRDIV – Grant 2015 was launched.

Global Plan Fair Value

Long-Term Incentive Global Plan CRDIV - Grant 2014

It is considered that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander's relative RTA position was calculated, on the grant date, based on the report provided by external evaluators, based on the Monte Carlo valuation model, performing 10 thousand simulations to determine the RTA of each company in the Reference Group, considering the following variables. The results (each representing the delivery of a certain number of shares) are classified in descending order by calculating the weighted average and discounting the value at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentive Global Plan CRDIV - Grant 2014
	2 Years	3 Years	4 Years
Future Income Dividend	11,10%	10,80%	9,50%
Expected Volatility	32,70%	34,70%	36,90%
Volatility Comparator	12% - 52%	16% - 56%	16% - 52%
Risk-Free Interest Rate	1,70%	2,10%	2,50%
Correlation	0.55%	0.55%	0.55%

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Stockholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais, that was converted to Group's (SAN) by the quotation of R$19.2893, that will be delivered in shares awarded in installments in the years 2017 and 2018, with sale restriction of one (1) year after each delivery.

After the period of measurement, the performance indicators were not reached and the plan was terminated without payment of the intended remuneration

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

                     Individual and Consolidated Financial Statements - December 31, 2018       106

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Indicators - Stage 1

• RTA versus Competitors; and

• ROTE (Return on Tangible Capital) Bank versus Budget.

Indicators - Stage 2

• RTA versus Competitors;

• ROTE Bank versus Budget;

• Employee Satisfaction;

• Customer Satisfaction; and

• Corporate Entailment versus Budget.

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	Jan-14	Dec-17
Cancelled Shares (Grant 2014)	(1,613,057)	2014	Executives	Jan-14	Dec-17
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Balance Plans on December 31, 2018	1,775,049

On the year ended December 31, 2018, pro rata expenses were recorded in the amount of R$5,624 (2017 – 4,738) in the Bank and R$5,726 (2017 – 4,797) in the Consolidated, referring to the costs on the respective dates of the aforementioned cycles, for the total plans of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

The approval of the last proposal of the incentive plan (deferment) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved by the EGM held on December 21, 2016.

In this proposal, certain requirements for future deferred payment of a portion of the variable compensation due to its managers and other employees were considered, considering the long-term sustainable financial bases and adjustments in future payments based on the risks assumed and the changes in the cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). In 2018, we recorded expenses in the amount of R$49,704 (2017 - R$81,232) in the Bank and R$50,896 (2017 - R$81,838) in the Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. In 2018, there were recorded expenses of R$72,601 (2017 - R$124,039) in the Bank and R$74,871 (2017 - R$124,926) in the Consolidated.

                     Individual and Consolidated Financial Statements – December 31, 2018     107

36.          Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, atending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•   All employees are responsible for the management of risk;

•   Senior Management Engagement;

•   Independence of risk control and management functions;

•   Comprehensive approach to management and control of risks;

•   Risk management and control must be based on timely, accurate and sufficiently granular management information.

A.     Credit Risk

The credit risk management is based on accompaniments of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against delinquent clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B.    Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C.    Operational and Cybersecurity Risk and Internal Controls

Santander's operational risk management model is based on the market best practices and its premise is to evaluate, monitor, control and implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to assure support the proper operational risk management.

To address cyber security, comprehensive measures have been implemented to reduce the risk of threats that affect our technology platforms and our business. Banco Santander considered the best practices established in the ISO-27002 standard as the basis for the model. These measures include, but are not limited to, access and privilege management, separation of test and production environments, network security analysis, incident management, basic hardware and software configuration, activity log correlation, security prevention and remediation. malware and security analysis of third-party operations.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

                     Individual and Consolidated Financial Statements – December 31, 2018     108

D.    Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, Consulting, risk assessment and corporate communication of rules and laws to be applied to each businesses area of the Banco Santander.

E.     Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject monitors the risks inherent in the products and transactions carried out.

F.     Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

G.    Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in capital management;

• Ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Senior Management actively participates in capital management and that it´s recurrently informed about the behavior of capital indicators.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management, which serves as a guideline for calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/2017.

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

37.          Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. This acquisition is subject to Bacen’s approval and, upon its conclusion, Banco Santander shall hold 100% of Getnet S.A. equity interest.

b) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

                     Individual and Consolidated Financial Statements – December 31, 2018     109

c) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

d) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards. In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander. Banco Santander estimates that the company’s operations will begin at the first quarter of 2019.

e) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19 and, 2018, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. Additionally, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

f) Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Ferbasa. The basic price of the total sale was R$414,000, and an additional amount of up to R$35,000 may be paid if future targets stipulated in the Contract are met. This investment was written-off and, as consequently, the assets and liabilities of BW Guirapá I and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1, 2018. On April 2, 2018, the transaction was concluded (Notes 15 and 33).

g) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

h) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

i) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. Banco Hyundai shall have an equity interest of 50% held by Aymoré CFI and 50% held Hyundai Capital. On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, Banco Hyundai Capital Brasil S.A. incorporation procedure was finalized and its operation as a financial institution is subject to the issuance of an authorization to operate by Bacen. Aymoré CFI holds the operational control of such entity.

                     Individual and Consolidated Financial Statements – December 31, 2018     110

On January 4, 2019, Bacen issued an official letter communicating to have verified the compatibility between Banco Hyundai’s organizational structure and the one set out in the business plan filed with regulator. Entity’s authorization to operate is conditioned to fulfillment of final requirements provided in regulation, as per the official letter’s instructions. Expectation is that Banco Hyundai will be able to operate within the first semester of 2019.

j) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. Banco Santander expects to have the company fully operational within the first quarter of 2019.

38.          Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$40.396.524 (12/31/2017 - R$38,528,594) in the Bank and R$40.761.287 (12/31/2017 - R$39,173,505) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,896,689 (12/31/2017 - R$1,747,623) and the total amount of investment funds and assets managed is R$200,366,262 (12/31/2017 - R$188,728,634) recorded in compensation accounts.

c) The insurance contracted in effect on December 31, 2018, the global bank, fires, vehicles and other, have coverage amount of R$1,779,131 (12/31/2017 - R$1,316,447) in the Bank and R$1,786,863 (12/31/2017 - R$1,323,806) in the Consolidated and global bank, was hired insurance with coverage amount of R$496,125 (12/31/2017 - R$148,499) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount. In addition, there are other current policies related to other assets in the amount of R$7,615,565 in 2018.

d) In December 31, 2018 and December 31, 2017, there were no related operations and obligations for related operations. In the year ended December 31, 2018, revenues from related operations were recorded in the amount of R$1,643 and expenses related to obligations for related operations in the amount of R$1,643.

e) Clearing and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	12/31/2018	12/31/2017
Up to 1 Year	670,553	624,424
Between1 to 5 Years	1,435,970	1,545,101
More than 5 Years	167,868	288,420
Total	2,274,391	2,457,945

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$674 (12/31/2017 - R$934) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the year of 2018, were at the valued of R$683,011 (2017 - R$655,949).

                     Individual and Consolidated Financial Statements – December 31, 2018     111

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option linked to all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. On December 19, 2018, in view of the exercise of the put option, Banco Santander and the Minority shareholders of Getnet S.A. entered into an amendment to the Stock Purchase Agreement and Other Covenants, in which Banco Santander undertakes to acquire the equity interest held by Minority Holders in Getnet S.A.The closing of the transaction is subject to Bacen's approval (Note 37.a).

h) In the context of the operation, there were granted between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso) a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Olé Consignado Bonsucesso held by them, representing to 40.0% of the total capital of the company owned by Banco Bonsucesso. Considering the conditions for the exercise of the put option, no corresponding obligation was recorded.

                     Individual and Consolidated Financial Statements – December 31, 2018     112

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
EXECUTIVE’S REPORT OF FINANCIAL STATEMENTS

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended on December 31, 2018, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Report, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Members of Banco Santander´s Executive Board on December 31, 2018:

CEO

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Ede Ilson Viani

Fernando Carvalho Botelho de Miranda

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

                     Individual and Consolidated Financial Statements – December 31, 2018     113

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
EXECUTIVE'S REPORT OF INDEPENDENT AUDITORS' REPORT

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended on December 31, 2018, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Report, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Members of Banco Santander´s Executive Board on December 31, 2018:

CEO

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Carlos Rey de Vicente

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Executive Officers

José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Ede Ilson Viani

Fernando Carvalho Botelho de Miranda

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

                     Individual and Consolidated Financial Statements – December 31, 2018     114

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Summary of the Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Santander´s Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - Susep.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors  on the oversight of the quality of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed by four independent members, appointed at the Board of Directors´ meeting of May 10, 2018. It acts through meetings with executives, auditors and specialists, conducts analyzes based on the reading of documents and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.  The Committee also monitors and acts on the results of inspections and appointments of the regulatory and self-regulatory bodies and the corresponding measures adopted by Management to handle such appointments, and holds specific meetings with Central Bank representatives.

The Committee's minutes and reports are regularly sent to the Board of Directors, with which the Audit Committee met regularly on the second half of 2018.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap and Prudential Conglomerate - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy. In this regard, it acknowledged the results recorded in the second half and the fiscal year ended December 31, 2018, of the Company and the Prudential Conglomerate in BRGaap standard, meeting with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks - including attending meetings of the Risk and Compliance Committee, the Executive Vice-Presidency of Tactics, Technology and Operations, the Compliance area and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN nºs. 2,554/98 and 4,557/17, Sarbanes-Oxley Act (SOX) and Circular Susep 249/04.

                     Individual and Consolidated Financial Statements – December 31, 2018     115

III – Internal Audit

The Committee met formally with the Officer responsible for the area and with other Internal Audit professionals on several occasions during the second half of 2018, to discuss the audit works performed, the reports issued and their respective conclusions and recommendations, focusing on recommendations for improvements in areas where controls were considered "To be improved" or "Unsatisfactory". On other occasions, Internal Audit professionals participated in the meetings of the Audit Committee.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second half of 2018. At these meetings, discussions involved the financial statements for the second half and the fiscal year ended December 31, 2018, accounting practices, the business continuity plan, and any deficiencies and recommendations raised in the internal control report. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence.

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and CNSP Resolution 279/13, specific works were carried out in the second half of 2018, which were presented to the Audit Committee that discussed and evaluated them.

VI – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) the adequacy of Pension Plans; (ii) inspections reports and appointments from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) cyber security monitoring; (iv) follow-up on the adoption and impacts of IFRS 9 - Financial Instruments; (v) review of the Technical Study on the Realization of Tax Credits; and (vi) monitoring of tax, labor and civil litigation.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander and the Prudential Conglomerate for the semester and fiscal year ended on December 31, 2018, and to the Individual and Consolidated Financial Statements for the 4th quarter of 2018, recommending their approvals by the Board of Directors of Santander.

São Paulo, January 29, 2019.

Audit Committee

Deborah Stern Vieitas – Coordinator
Luiz Carlos Nannini – Financial Expert
Maria Elena Cardoso Figueira
Julio Sergio de Souza Cardozo

                     Individual and Consolidated Financial Statements – December 31, 2018     116

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 29, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer